UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-148847

KAR Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	20-8744739
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13085 Hamilton Crossing Boulevard

Carmel, Indiana 46032

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (800) 923-3725

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer  ☐        Accelerated filer  ☐        Non-accelerated filer  ☒        Smaller reporting company  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒

As of June 30, 2007, there was no public trading market for the registrant’s common stock and no shares of the registrant’s common stock were held by non-affiliates of the registrant.

As of February 29, 2008, 10,686,316 shares of the registrant’s common stock, par value $0.01 per share were outstanding.

KAR Holdings, Inc.

Special Financial Report Pursuant to Exchange Act Rule 15d-2

For the Fiscal Year Ended December 31, 2007

Page
Explanatory Note	1

Controls and Procedures	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Index to Financial Statements	F-1

Consolidated Financial Statements of KAR Holdings, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statement of Operations for the Year Ended December 31, 2007	F-3
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-4
Consolidated Statement of Stockholders’ Equity for the Year Ended December 31, 2007	F-6
Consolidated Statement of Cash Flows for the Year Ended December 31, 2007	F-7
Notes to Consolidated Financial Statements	F-8

Consolidated Financial Statements of ADESA, Inc.
Reports of Independent Registered Public Accounting Firms	F-44
Consolidated Statements of Income for the Period January 1, 2007 to April 19, 2007 and the Years Ended December 31, 2006 and 2005	F-46
Consolidated Balance Sheets as of April 19, 2007 and December 31, 2006	F-47
Consolidated Statements of Stockholders’ Equity for the Period January 1, 2007 to April 19, 2007 and the Years Ended December 31, 2006 and 2005	F-49
Consolidated Statements of Cash Flows for the Period January 1, 2007 to April 19, 2007 and the Years Ended December 31, 2006 and 2005	F-50
Notes to Consolidated Financial Statements	F-51

Consolidated Financial Statements of Insurance Auto Auctions, Inc.
Report of Independent Registered Public Accounting Firm	F-90

Consolidated Statements of Operations for the Period January 1, 2007 to April 19, 2007, the Year Ended December 31, 2006, the Period May 25, 2005 to December  25, 2005 (successor) and the Period December 27, 2004 to May 24, 2005 (predecessor)

F-91
Consolidated Balance Sheets as of April 19, 2007 and December 31, 2006	F-92

Consolidated Statements of Shareholders’ Equity for the Period January 1, 2007 to April 19, 2007, the Year Ended December 31, 2006, the Period May 25, 2005 to December  25, 2005 (successor) and the Period December 27, 2004 to May 24, 2005 (predecessor)

F-93

Consolidated Statements of Cash Flows for the Period January 1, 2007 to April 19, 2007, the Year Ended December 31, 2006, the Period May 25, 2005 to December  25, 2005 (successor) and the Period December 27, 2004 to May 24, 2005 (predecessor)

F-95
Notes to Consolidated Financial Statements	F-97

Signatures	S-1

EXPLANATORY NOTE

KAR Holdings, Inc. (“KAR Holdings”) was organized in the State of Delaware on November 9, 2006. The Company is a holding company organized for the purpose of consummating a merger with ADESA, Inc. and combining Insurance Auto Auctions, Inc. with ADESA. KAR Holdings had no operations prior to the merger transactions on April 20, 2007. A detailed description of the merger transactions is included in the Registration Statement on Form S-4 (Registration No. 333-148847) as well as in the financial statements included in this special financial report. A detailed description of KAR Holdings’ businesses is also included in the Registration Statement on Form S-4. KAR Holdings’ Registration Statement on Form S-4 was declared effective by the Securities and Exchange Commission (the “SEC”) on February 14, 2008.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company’s last full fiscal year (or the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for the last full fiscal year or other period, as the case may be. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

KAR Holdings’ Registration Statement on Form S-4 did not contain the certified financial statements for the year ended December 31, 2007, the first fiscal year-end of KAR Holdings after the consummation of the merger transactions. Therefore, as required by Rule 15d-2, KAR Holdings is hereby filing such certified financial statements with the SEC under cover of the facing page of an Annual Report on Form 10-K.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Special Financial Report pursuant to Rule 15d-2, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This report contains forward-looking statements which are subject to certain risks, trends and uncertainties. In particular, statements made in this report that are not historical facts (including, but not limited to, expectations, estimates, assumptions and projections regarding the industry, business, future operating results, potential acquisitions and anticipated cash requirements) may be forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions identify forward-looking statements. Such statements, including statements regarding the Company’s future growth; anticipated cost savings, revenue increases and capital expenditures; strategic initiatives such as selective relocations, greenfields and acquisitions; the Company’s competitive position; and its continued investment in information technology are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

•	fluctuations in consumer demand for and in the supply of used, leased and salvage vehicles and the resulting impact on auction sales volumes and conversion rates;

•	trends in new and used vehicle sales and incentives, including wholesale used vehicle pricing;

•	economic conditions including fuel prices and Canadian exchange rate and interest rate fluctuations;

•	trends in the vehicle remarketing industry;

•	changes in the volume of vehicle production, including capacity reductions at the major original equipment manufacturers;

•	the introduction of new competitors;

•	laws, regulations and industry standards, including changes in regulations governing the sale of used vehicles, the processing of salvage vehicles and commercial lending activities;

•	changes in the market value of vehicles auctioned, including changes in the actual cash value of salvage vehicles;

•	competitive pricing pressures;

•	costs associated with the acquisition of businesses or technologies;

•	litigation developments;

•

patent or other intellectual property infringement claims, which could have an impact on the business or operating results due to a disruption in business operations, the incurrence of significant costs and other factors;

•	the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements;

•	the Company’s ability to develop and implement information systems responsive to customer needs;

•	business development activities, including acquisitions and integration of acquired businesses;

•	weather;

•	general business conditions; and

•	other risks described from time to time.

Many of these risk factors are outside of the Company’s control, and as such, they involve risks which are not currently known that could cause actual results to differ materially from those discussed or implied herein. The forward-looking statements in this document are made as of the date on which they are made and the Company does not undertake to update its forward-looking statements.

The Company’s future growth depends on a variety of factors, including its ability to increase vehicle sold volumes and loan transaction volumes, acquire additional auctions, manage expansion, relocation and integration of acquisitions, control costs in its operations, introduce fee increases, expand its product and service offerings, including information systems development, and retain its executive officers and key employees. Certain initiatives that management considers important to the Company’s long-term success include substantial capital investment in e-business, information technology, facility relocations and expansions, as well as operating initiatives designed to enhance overall efficiencies, have significant risks associated with their execution, and could take several years to yield any direct monetary benefits. Accordingly, the Company cannot predict whether its growth strategy will be successful. In addition, the Company cannot predict what portion of overall sales will be conducted through online auctions or other redistribution methods in the future and what impact this may have on its auction business.

Merger Transactions

On December 22, 2006, KAR Holdings II, LLC (“KAR LLC”) entered into a definitive merger agreement to acquire ADESA, Inc. (together with its subsidiaries, “ADESA”). The merger occurred on April 20, 2007 and as part of the agreement, Insurance Auto Auctions, Inc., a leading provider of automotive salvage auction and claims processing services in the United States, was contributed to KAR LLC. Both ADESA and Insurance Auto Auctions, Inc. (together with its subsidiaries, “IAAI”) became wholly owned subsidiaries of KAR Holdings, Inc. (“KAR Holdings”) which is owned by KAR LLC. KAR Holdings is the accounting acquirer, and the assets and liabilities of both ADESA and IAAI were recorded at fair value.

The following transactions occurred in connection with the merger:

•	Approximately 90.8 million shares of ADESA’s outstanding common stock converted into the right to receive $27.85 per share in cash;

•

Approximately 3.4 million outstanding options to purchase shares of ADESA’s common stock were cancelled in exchange for payments in cash of $27.85 per underlying share, less the applicable option exercise price, resulting in net proceeds to holders of $18.6 million;

•	Approximately 0.3 million outstanding restricted stock and restricted stock units of ADESA vested immediately and were paid out in cash of $27.85 per unit;

•

Affiliates of Kelso Investment Associates VII, L.P., GS Capital Partners VI, L.P., ValueAct Capital Master Fund, L.P. and Parthenon Investors II, L.P. (the “Equity Sponsors”) and management contributed to KAR Holdings approximately $1.1 billion in equity, consisting of approximately $790.0 million in cash and ADESA, Inc. stock (ADESA, Inc. stock contributed by one of the Equity Sponsors had a fair value of $65.4 million and was recorded at its carryover basis of $32.1 million) and approximately $272.4 million of equity interest in IAAI;

•

KAR Holdings entered into new senior secured credit facilities, comprised of a $1,565.0 million term loan facility and a $300.0 million revolving credit facility. Existing and certain future domestic subsidiaries, subject to certain exceptions, guarantee such credit facilities;

•	KAR Holdings issued $150.0 million Floating Rate Senior Notes due May 1, 2014, $450.0 million 8 3/4% Senior Notes due May 1, 2014 and $425.0 million 10% Senior Subordinated Notes due May 1, 2015.

Use of Proceeds

The net proceeds from the equity sponsors and financings were used to: (a) fund the cash consideration payable to ADESA stockholders, ADESA option holders and ADESA restricted stock and restricted stock unit holders under the merger agreements; (b) repay the outstanding principal and accrued interest under ADESA’s existing credit facility and notes as of the closing of the merger; (c) repay the outstanding principal and accrued interest under IAAI’s existing credit facility and notes as of the closing of the merger; (d) pay related transaction fees and expenses; and (e) contribute IAAI’s equity at fair value.

Significant Items Affecting Comparability

The merger transactions resulted in a new basis of accounting under Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. This change creates many differences between reporting for KAR Holdings post merger, as successor, and ADESA and IAAI independently pre-merger. The ADESA and IAAI financial data for periods ending on or prior to April 19, 2007, generally will not be comparable to the successor financial data for periods after that date. The merger resulted in KAR Holdings having an entirely new capital structure, which results in significant differences between ADESA and IAAI pre-merger and KAR Holdings post-merger in the stockholders’ equity sections of the financial statements. In addition, the successor incurred debt issuance costs and $2,590 million of debt in connection with the merger. The $662.6 million of debt related to ADESA’s and IAAI’s credit facilities and notes was paid off in connection with the merger and contribution ($318.0 million for ADESA and $344.6 million for IAAI). As a result, interest expense, debt and debt issuance costs are not comparable between the pre-merger and the post-merger companies. Certain adjustments have been made to increase or decrease the carrying amount of assets and liabilities as a result of preliminary estimates and certain reasonable assumptions, which, in certain instances, has resulted in changes to amortization and depreciation expense amounts. The final valuations are not yet complete; as such, the allocation of purchase price has not been completed and further adjustments to the preliminary allocations may be made in subsequent periods.

Executive Overview

Business

KAR Holdings is the only auction services provider in North America with leading market positions in both the whole car auction and salvage auction markets. The business is divided into three reportable business segments that are integral parts of the vehicle redistribution industry: ADESA Auctions, Insurance Auto Auctions, Inc. (“IAAI”) and Automotive Finance Corporation (“AFC”). The ADESA Auctions segment consists primarily of ADESA’s used vehicle auctions and is the second largest used vehicle auction network in North America with 59 ADESA sites. ADESA Auctions also provide services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification, titling and administrative services.

The IAAI segment consists of salvage vehicle auctions and related services in North America and is the second largest provider with 145 sites. The salvage auctions facilitate the redistribution of damaged vehicles that are designated as total losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made and older model vehicles donated to charity or sold by dealers in salvage auctions. The salvage auction business specializes in providing services such as inbound and outbound logistics, inspections, evaluations, titling and settlement administrative services.

The AFC segment is primarily engaged in the business of providing short-term, inventory-secured financing, known as floorplan financing, to independent used vehicle dealers. AFC conducts business at 91 loan production offices in the U.S. and Canada.

The holding company is maintained separately from the three reportable segments and includes expenses associated with the corporate office, such as salaries, benefits, and travel costs for the corporate management team, certain human resources, information technology and accounting costs, and incremental insurance, treasury, legal and risk management costs. Holding company interest includes the interest incurred on the corporate debt structure. Costs incurred at the holding company are not allocated to the three business segments.

The Company believes it is well positioned in both the used vehicle auction and salvage auction industries which have demonstrated long-term stability. The Company is one of the top three players in most markets in which it operates in an industry with high barriers (facilities, technology and expertise) to entry. ADESA and IAAI are able to serve the diverse and multi-faceted needs of customers through the wide range of services offered at their facilities. The Company’s business model consistently generates substantial operating cash flow, which can be used to fund growth initiatives with minimal inventory risk.

Industry Outlook and Trends

The decline in retail used vehicle sales experienced in 2006 persisted throughout 2007 as well. Retail used vehicle sales were down approximately 3% for the year ended December 31, 2007 as compared with the same period in 2006. This decline has continued to impact demand and used vehicle auction volumes. The Company believes that the weak retail used vehicle market is the result of several factors including used cars being priced high relative to new discounted vehicles, slow economic growth, negative equity on longer term used vehicle loans and vehicle longevity. In addition, new vehicle sales also experienced a decline of approximately 2.5% for the year ended December 31, 2007 compared with the year ended December 31, 2006. A decline in new vehicle sales generally results in a reduction in trade-in volumes and auction volumes. Capacity reductions at the major U.S. OEMs are expected to impact the industry and may result in reduced program vehicles and rental fleet sales. While off-lease vehicles declined in 2006, lease penetration rates have been modestly increasing since 2004 and the Company estimates that industry off-lease auction volumes increased in 2007 and expects industry off-lease auction volumes to continue to increase in 2008.

Wholesale used vehicle prices were up in December 2007 and averaged $9,739 as compared with $9,686 in December 2006, according to ADESA Analytical Services’ monthly analysis of Wholesale Used Vehicle Prices by Vehicle Model Class.

Salvage vehicle supplies were fairly strong throughout the industry in 2007. The Company believes increased complexity in vehicles contributed to a larger number of insurance claims resulting in a total loss. The percentage of claims resulting in total losses continues at an all-time-high level. In addition, flooding in several markets throughout 2007 has added incremental units.

Seasonality

The volume of vehicles sold at the Company’s auctions generally fluctuates from quarter to quarter. This seasonality is affected by several factors including weather, the timing of used vehicles available for sale from selling customers, the availability and quality of salvage vehicles, holidays, and the seasonality of the retail market for used vehicles, which affect the demand side of the auction industry. Used vehicle auction volumes tend to decline during prolonged periods of winter weather conditions. In addition, mild weather conditions and decreases in traffic volume can each lead to a decline in the available supply of salvage vehicles because fewer traffic accidents occur, resulting in fewer damaged vehicles overall. As a result, revenues and operating expenses related to volume will fluctuate accordingly on a quarterly basis. The fourth calendar quarter typically experiences lower used vehicle auction volume as well as additional costs associated with the holidays and winter weather.

Results of Operations

The Company’s revenue is derived from auction fees and related services at its whole car and salvage auction facilities and dealer financing fees and net interest income at AFC. Although auction revenues primarily include the auction services and related fees, the Company’s related receivables and payables include the value of the vehicles sold. AFC’s net revenue consists primarily of securitization income and interest and fee income less provisions for credit losses. Securitization income is primarily comprised of the gain on sale of finance receivables sold, but also includes servicing income, discount accretion, and any change in the fair value of the retained interest in finance receivables sold. Operating expenses for the Company consist of cost of services, selling, general and administrative expenses and depreciation and amortization. Cost of services is composed of payroll and related costs, subcontract services, supplies, insurance, property taxes, utilities, maintenance and lease expense related to the auction sites and loan offices. Cost of services excludes depreciation and amortization. Selling, general and administrative expenses are composed of indirect payroll and related costs, sales and marketing, information technology services and professional fees.

Prior to April 19, 2007, ADESA, Inc.’s operations were grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. These three operating segments were aggregated into two reportable business segments: Auction Services Group (used vehicle auctions and Impact salvage auctions) and Dealer Services Group (AFC and related businesses). Prior to April 19, 2007, IAAI operated in a single business segment. Concurrent with the merger transaction, KAR Holdings established three reportable business segments: ADESA Auctions, IAAI and AFC. ADESA’s Impact salvage auctions operating segment was combined with IAAI. For comparative purposes, ADESA Impact’s results of operations are included in the IAAI segment for all periods presented below. These reportable segments offer different services, have distinct suppliers and buyers of vehicles and are managed separately based on the fundamental differences in their operations.

Operating Results Summary for the Year Ended December 31, 2007

The following unaudited pro forma condensed results of operations for the year ended December 31, 2007 are based on ADESA and IAAI’s financial statements for the periods from January 1, 2007 to April 19, 2007 and KAR Holding’s financial statements for the period from January 1, 2007 to December 31, 2007, appearing elsewhere in this special financial report, as adjusted to combine the financial statements of ADESA Impact and IAAI on a historical basis and to illustrate the estimated pro forma effects of the merger transactions as if they had occurred on January 1, 2006. KAR Holdings had no operations during the period of January 1, 2007 to April 19, 2007.

The merger transactions described in “—Merger Transactions,” were completed on April 20, 2007. Pro forma adjustments have been made to the historical combined statements of income for the years ended December 31, 2007 and 2006 as if the merger transactions had been completed on January 1, 2006.

The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma condensed results are presented for informational purposes only. The unaudited pro forma condensed results do not purport to represent what KAR Holdings’ results of operations would have been had the merger transactions actually occurred on the dates indicated and they do not purport to project KAR Holdings’ results of operations for any future period.

The unaudited pro forma condensed combined results of operations should be read in conjunction with the information contained in the financial statements and related notes thereto, appearing elsewhere in this special financial report. The pro forma adjustments inherent in the segments results presented below include: pro forma interest expense resulting from the new capital structure; pro forma depreciation and amortization expense resulting from the new basis of property and equipment and intangible assets; adjustments to selling, general and administrative expenses for the annual sponsor advisory fees; and adjustment to write up the finance receivables acquired to fair value. In addition, certain human resources and information technology costs that ADESA had historically allocated to its segments and certain professional fees historically recorded at the segments were reclassified to the holding company for all periods presented. Transaction expenses, representing legal and professional fees as well as accelerated incentive compensation costs, were also removed from 2007 operating results.

Overview of Pro Forma Results of KAR Holdings for the Years Ended December 31, 2007 and 2006

	Pro Forma Year Ended December 31,
(In millions)	2007	2006
Revenues
ADESA Auction Services	$ 965.5	$ 853.8
IAAI Salvage Services	482.5	438.1
AFC	143.0	141.8

Total revenues	1,591.0	1,433.7
Cost of services*	891.2	799.6

Gross profit*	699.8	634.1
Selling, general and administrative	348.2	305.1
Depreciation and amortization	181.2	181.2
Loss related to flood	—	3.5

Operating profit	170.4	144.3
Interest expense	232.4	232.4
Other (income) expense	(9.7)	(4.2)

Income (loss) from continuing operations before income taxes	(52.3)	(83.9)
Income taxes	(4.7)	(16.1)

Income (loss) from continuing operations	($47.6)	($67.8)

*	Exclusive of depreciation and amortization

For the year ended December 31, 2007, the Company had pro forma revenue of $1,591.0 million compared with pro forma revenue of $1,433.7 million for the year ended December 31, 2006, an increase of 11%. Included in the pro forma results for the year ended December 31, 2006, was a $2.7 million pretax charge related to the correction of certain unreconciled balance sheet differences concealed by a former employee at ADESA’s Kitchener, Ontario, auction facility. In addition, the results for the year ended December 31, 2006 included a $3.5 million loss related to the flood at IAAI’s Grand Prairie, Texas facility. The flood loss consisted of a loss of vehicles and fixed assets as well as costs to clean up the facility.

Pro Forma ADESA Auctions Results

	Pro Forma Year Ended December 31,
(In millions)	2007	2006
ADESA Auction Services revenue	$965.5	$853.8
Cost of services*	541.5	468.6

Gross profit*	424.0	385.2
Selling, general and administrative	200.5	179.9
Depreciation and amortization	92.5	92.5

Operating profit	$131.0	$112.8

*	Exclusive of depreciation and amortization

Revenue

Revenue from ADESA Auctions increased $111.7 million, or 13%, to $965.5 million for the year ended December 31, 2007, compared with $853.8 million for the year ended December 31, 2006. The 13% increase in revenue was a result of an 8% increase in revenue per vehicle sold for the year ended December 31, 2007 compared with the year ended December 31, 2006, and a 5% increase in the number of vehicles sold.

An 8% increase in revenue per vehicle sold resulted in increased auctions revenue of approximately $71.5 million. The increase in revenue per vehicle sold was primarily attributable to an increase in ancillary services such as transportation and other services. These factors resulted in increased ADESA Auctions revenue of approximately $37.8 million. The higher transportation and other ancillary services revenues also resulted in corresponding increases in cost of services. Incremental fee income related to selective fee increases and higher wholesale used vehicle values resulted in increased ADESA Auctions revenue of approximately $20.8 million. Fluctuations in the Canadian exchange rate increased revenue by approximately $12.9 million for the year ended December 31, 2007 compared with the year ended December 31, 2006.

While the number of retail used vehicles sold in North America decreased, the total number of wholesale vehicles sold at ADESA Auctions increased 5% in the year ended December 31, 2007 compared with year ended December 31, 2006, resulting in an increase in ADESA Auctions revenue of approximately $40.2 million.

The used vehicle conversion percentage, calculated as the number of vehicles sold as a percentage of the number of vehicles entered for sale at the Company’s used vehicle auctions, was 60.0% for the year ended December 31, 2007 compared with 60.4% for the year ended December 31, 2006.

Gross Profit

For the year ended December 31, 2007, gross profit in the ADESA Auctions segment increased $38.8 million, or 10%, to $424.0 million. The 13% increase in revenues was the leading factor increasing gross profit for the ADESA Auctions segment, despite an increase in cost of services on both a dollar and percentage of revenues basis. Increases in transportation costs (which includes fuel costs) and other ancillary services costs was a leading driver of the $35.3 million increase in cost of services for the ADESA Auctions segment. Cost of services also increased due to the costs associated with handling additional used vehicles entered for sale at the Company’s used vehicle auctions for the year ended December 31, 2007 compared with the year ended December 31, 2006. Fluctuations in the Canadian exchange rate increased cost of services at the ADESA Auctions segment by approximately $7.4 million.

Selling, General and Administrative

Selling, general and administrative expenses for the ADESA Auctions segment increased $20.6 million, or 11%, to $200.5 million for the year ended December 31, 2007 compared with the prior year, primarily due to increases in compensation and related employee benefit costs, consulting and travel costs related to process improvement initiatives, marketing costs and costs at acquired sites. These increases were partially offset by a $2.7 million pretax charge in 2006 related to unreconciled balance sheet differences concealed by a former employee at ADESA’s Kitchener, Ontario, auction facility.

Pro Forma Insurance Auto Auctions, Inc. (“IAAI”) Results

	Pro Forma Year Ended December 31,
(In millions)	2007	2006
IAAI Salvage Services revenue	$482.5	$438.1
Cost of services*	317.9	302.6

Gross profit*	164.6	135.5
Selling, general and administrative	67.4	53.6
Depreciation and amortization	57.3	57.3
Loss related to flood	—	3.5

Operating profit	$39.9	$21.1

*	Exclusive of depreciation and amortization

Revenue

Revenue from IAAI increased $44.4 million, or 10%, to $482.5 million for the year ended December 31, 2007, compared with $438.1 million for the year ended December 31, 2006. The increase in revenue was a result of an 18% increase in salvage vehicles sold during the year ended December 31, 2007. The increase in salvage vehicles sold was primarily a result of volumes provided by acquisitions and greenfields in addition to growth in vehicles sold on a same-store basis. The increase in revenue was partially offset by reduced proceeds from units sold under purchase agreements with customers. For purchase agreement vehicles, the gross sales price of the vehicle is recognized as revenue. Vehicles sold under purchase agreements represented less than 4% of total vehicles sold.

Gross Profit

For the year ended December 31, 2007, gross profit at IAAI increased to $164.6 million, or 34% of revenue, compared with $135.5 million, or 31% of revenue, for the year ended December 31, 2006. Cost of services increased 5% due to increases related to acquisitions and greenfields, as well as costs associated with the increased volumes; however, cost of services increased at a lower rate than revenues. IAAI has negotiated a number of tow contracts in the current year resulting in lower tow costs per vehicle towed. In addition, the Company has reduced its auction yard costs due to the elimination of costs associated with Hurricane Katrina related vehicles.

Selling, General and Administrative

Selling, general and administrative expenses at IAAI increased $13.8 million, or 26%, to $67.4 million for the year ended December 31, 2007, compared with $53.6 million for the year ended December 31, 2006. The increase in selling, general and administrative expenses was primarily attributable to integration costs associated with the integration of ADESA Impact into IAAI and an increase in stock compensation expense. The integration costs represent travel, consulting costs, outside labor and retention agreements.

Pro Forma Automotive Finance Corporation (“AFC”) Results

(In millions except volumes and per loan amounts)	Pro Forma Year Ended December 31,
	2007	2006
AFC revenue
Securitization income	$74.1	$74.2
Interest and fee income	67.1	67.0
Other revenue	2.4	0.8
Provision for credit losses	(0.6)	(0.2)

Total AFC revenue	143.0	141.8
Cost of services*	31.8	28.4

Gross profit*	111.2	113.4
Selling, general and administrative	16.2	16.5
Depreciation and amortization	25.4	25.4

Operating profit	$69.6	$71.5

Loan transactions	1,205,865	1,151,702
Revenue per loan transaction	$119	$123

*	Exclusive of depreciation and amortization

Revenue

For the year ended December 31, 2007, AFC pro forma revenue increased $1.2 million, or 1%, to $143.0 million, compared with $141.8 million for the year ended December 31, 2006. A 5% increase in the number of loan transactions was offset by a 3% decrease in revenue per loan transaction for the year ended December 31, 2007, compared with the same period in 2006. The increase in loan transactions to 1,205,865 for the year ended December 31, 2007 was primarily the result of an increase in floorplan utilization by AFC’s existing dealer base.

Revenue per loan transaction, which includes both loans paid off and loans curtailed, decreased $4, or 3%, primarily as a result of decreases in net interest rate spread and an increase in the provision for credit losses for both loans held and sold partially offset by increases in the average portfolio duration and the average values of vehicles floored.

Gross Profit

For the year ended December 31, 2007, gross profit for the AFC segment decreased $2.2 million, or 2%, to $111.2 million as a result of the 12% increase in cost of services partially offset by the $1.2 million increase in revenue. Cost of services increased as a result of increased professional fees, compensation and related employee benefit cost increases, increased expenses associated with lot checks and processing additional loan transactions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses at AFC decreased $0.3 million, or 2%, for the year ended December 31, 2007 compared with the year ended December 31, 2006. The decrease is primarily the result of decreases in compensation costs.

Pro Forma Holding Company Results

	Pro Forma Year Ended December 31,
(In millions)	2007	2006
Selling, general and administrative	$64.1	$55.1
Depreciation and amortization	6.0	6.0

Operating profit (loss)	($70.1)	($61.1)

Selling, General and Administrative Expenses

For the year ended December 31, 2007, selling, general and administrative expenses at the holding company increased $9.0 million, or 16%, to $64.1 million, primarily due to increases in compensation and related employee benefit costs as well as professional and consulting fees.

LIQUIDITY AND CAPITAL RESOURCES

The Company believes that the significant indicators of liquidity for its business are cash on hand, cash flow from operations, working capital and amounts available under its credit facility. The Company’s principal sources of liquidity consist of cash generated by operations and borrowings under its revolving credit facility.

The indentures governing the notes and the agreement governing the Company’s senior secured credit facilities contain various provisions that limit the Company’s ability and the ability of its restricted subsidiaries, including ADESA and IAAI, to, among other things:

•	incur additional debt;

•	provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or purchase debt;

•	make loans, investments and capital expenditures;

•	incur liens;

•	create restrictions on dividends or other payments by the Company’s restricted subsidiaries;

•	enter into certain transactions with affiliates;

•	sell assets and capital stock of the Company’s subsidiaries; and

•	consolidate or merge with or into, or sell substantially all of the Company’s assets to, another person.

(Dollars in millions)	December 31, 2007	December 31, 2006 (1)
Cash and cash equivalents	$204.1	$209.7
Restricted cash	$16.9	$7.8
Working capital	$442.1	$375.1
Amounts available under credit facility	$282.5	$295.0
Cash flow from operations	$96.8	$207.8

(1)	Working capital statistics for the year ended December 31, 2006 represent ADESA and IAAI combined to make comparative to statistics for the year ended December 31, 2007.

Working Capital

A substantial amount of the Company’s working capital is generated from the payments received for services provided. The majority of the Company’s working capital needs are short-term in nature, usually less than a week in duration. Due to the decentralized nature of the business, payments for services are received at each auction and loan production office. Most of the financial institutions place a temporary hold on the availability of the funds deposited that can range anywhere from one to three business days, resulting in cash in the Company’s accounts and on its balance sheet that is unavailable for use until it is made available by the various financial institutions. Over the years, the Company has increased the amount of funds that are available for immediate use and is actively working on initiatives that will continue to decrease the time between the deposit of and the availability of funds received from customers. There are outstanding checks (book overdrafts) to sellers and vendors included in current liabilities. Because the majority of these outstanding checks for operations in the U.S. are drawn upon bank accounts at financial institutions other than the financial institutions that hold the unavailable cash, the Company cannot offset the cash and the outstanding checks on its balance sheet.

AFC offers short-term inventory-secured financing, also known as floorplan financing, to used vehicle dealers. Financing is primarily provided for terms of 30 to 60 days. AFC principally generates its funding through the sale of its U.S. dollar denominated receivables. For further discussion of AFC’s securitization arrangements, see “Off-Balance Sheet Arrangements”.

Credit Facilities

KAR Holdings has a $300 million revolving line of credit as part of the Company’s $1,865 million senior credit facility, from which nothing was drawn during 2007. There were related outstanding letters of credit totaling approximately $17.5 million at December 31, 2007, which reduce the amount available under the senior credit facility. The Company’s Canadian operations had letters of credit outstanding totaling approximately $2.5 million at December 31, 2007, which do not impact amounts available under the KAR Holdings’ credit facility.

On April 20, 2007, the Company entered into a $1,865 million senior credit facility, pursuant to the terms and conditions of a credit agreement (the “Credit Agreement”) with Bear Stearns Corporate Lending Inc., as administrative agent, and a syndicate of lenders. The Credit Agreement has a six and one-half year term that expires on October 19, 2013. Under the terms of the Credit Agreement, the lenders committed to provide advances and letters of credit in an aggregate amount of up to $1,865 million subject to certain conditions. Borrowings under the Credit Agreement may be used to finance working capital, capital expenditures and acquisitions permitted under the Credit Agreement and for other corporate purposes.

The Credit Agreement provides for a six and one-half year $1,565 million term loan and a six year $300 million revolving credit facility. The term loan will be repaid in quarterly installments at an amount of 0.25% of the initial term loan, with the remaining principal balance due on October 19, 2013. The revolving credit facility may be used for loans, and up to $75 million may be used for letters of credit. The revolving loans may be borrowed, repaid and reborrowed until April 19, 2013, at which time all revolving amounts borrowed must be repaid.

The revolving credit facility bears interest at a rate equal to LIBOR plus a margin ranging from 150 basis points to 225 basis points depending on the Company’s total leverage ratio. Although it had no borrowings outstanding at December 31, 2007, KAR’s revolving credit facility margin based on its leverage ratio was 225 basis points. The revolving credit facility also provides for both overnight and swingline borrowings at a rate of prime plus a margin ranging from 50 basis points to 125 basis points. At December 31, 2007 the applicable margin was 125 basis points. The term loan facility bears interest at a rate equal to LIBOR plus a margin of either 200 basis points or 225 basis points depending on the Company’s total leverage ratio and ratings received from Moody’s and Standard and Poor’s. As of December 31, 2007, KAR’s term loan facility margin was 225 basis points.

The Credit Agreement contains certain restrictive loan covenants, including, among others, financial covenants requiring a maximum consolidated senior secured leverage ratio, provided there are revolving commitments outstanding, and covenants limiting KAR’s ability to incur indebtedness, grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, make capital expenditures and make investments. The leverage ratio covenants are based on consolidated Adjusted EBITDA which is EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude among other things (a) gains and losses from asset sales; (b) unrealized foreign currency translation gains and losses in respect of indebtedness; (c) certain non-recurring gains and losses; (d) stock option expense; (e) certain other noncash amounts included in the determination of net income; (f) management, monitoring, consulting and advisory fees paid to the equity sponsors; (g) charges and revenue reductions resulting from purchase accounting; (h) unrealized gains and losses on hedge agreements; (i) minority interest expense; (j) expenses associated with the consolidation of salvage operations; (k) consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; (l) expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; and (m) expenses incurred in connection with permitted acquisitions.

The covenants contained within the senior credit facility are critical to an investor’s understanding of the Company’s financial liquidity, as the violation of these covenants could cause a default and lenders could elect to declare all amounts borrowed due and payable. In addition, the indentures governing the Company’s notes contain certain financial and operational restrictions on paying dividends and other distributions, making certain acquisitions or investments, incurring indebtedness, granting liens and selling assets. These financial covenants affect the Company’s operating flexibility by, among other things, restricting its ability to incur expenses and indebtedness that could be used to grow the business, as well as to fund general corporate purposes. The Company was in compliance with the covenants at December 31, 2007.

On December 31, 2007, $1,557.2 million was outstanding on the term loan and there were no borrowings on the revolving credit facility. The Company believes its sources of liquidity from its cash and cash equivalents on hand, working capital, cash provided by operating activities, and availability under its senior credit facility are sufficient to meet its short and long-term operating needs for the foreseeable future. In addition, the Company believes the previously mentioned sources of liquidity will be sufficient to fund the Company’s capital requirements and debt service payments for the next twelve months.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA, as presented herein, are supplemental measures of the Company’s performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). They are not measurements of the Company’s financial performance under GAAP and should not be considered as alternatives to revenues, net income (loss) or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company’s liquidity.

EBITDA is defined as net income (loss), plus interest expense net of interest income, income tax provision (benefit), depreciation and amortization. The Company calculates Adjusted EBITDA by adjusting EBITDA for the items of income and expense and expected incremental revenue and cost savings described above in the discussion of certain restrictive loan covenants under “—Liquidity and Capital Resources—Working Capital—Credit Facilities”. Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about one of the principal internal measures of performance used by the Company. Management uses the Adjusted EBITDA measure to evaluate the performance of the Company and to evaluate results relative to incentive compensation targets. Adjusted EBITDA per the Credit Agreement adds the pro forma impact of recent acquisitions and the pro forma cost savings per the credit agreement to Adjusted EBITDA. This measure is used by the Company’s creditors in assessing debt covenant compliance and management believes its inclusion is appropriate to provide additional information to investors about certain covenants required pursuant to the Company’s senior secured credit facility and the notes. EBITDA, Adjusted EBITDA and Adjusted EBITDA per the Credit Agreement measures have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the results as reported under GAAP. These measures may not be comparable to similarly titled measures reported by other companies.

Certain of the Company’s loan covenant calculations require financial results for the most recent four consecutive fiscal quarters, with combined results for ADESA and IAAI prior to the merger. The calculation of Adjusted EBITDA (per the Credit Agreement) for the last twelve months ended December 31, 2007, presented below, includes a pro forma adjustment for anticipated cost savings related to the merger totaling $10.5 million net of realized cost savings. The adjustment relates to anticipated costs savings for redundant selling, general and administrative costs for the salvage operations. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA per the Credit Agreement to net income (loss) for the periods presented:

	Three Months Ended				Year Ended December 31, 2007
(In millions)	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Net income (loss)	$38.4	($7.3)	($8.6)	($34.3)	($11.8)
Add back: discontinued operations	0.1	—	—	—	0.1

Income (loss) from continuing operations	38.5	(7.3)	(8.6)	(34.3)	(11.7)
Add back:
Income taxes	24.6	4.6	3.7	(16.5)	16.4
Interest expense, net of interest income	13.3	46.6	56.3	56.0	172.2
Depreciation and amortization	18.8	32.2	39.6	59.8	150.4

EBITDA	95.2	76.1	91.0	65.0	327.3
Nonrecurring charges	1.2	5.7	4.9	12.4	24.2
Nonrecurring transaction charges	2.4	22.4	—	—	24.8
Noncash charges	5.2	1.0	0.9	9.5	16.6
Advisory services	0.1	0.8	0.9	0.8	2.6

Adjusted EBITDA	104.1	106.0	97.7	87.7	395.5
Pro forma impact of recent acquisitions	1.5	1.7	1.5	—	4.7
Pro forma cost savings per the credit agreement				5.0	5.0

Adjusted EBITDA per the credit agreement	$105.6	$107.7	$99.2	$92.7	$405.2

Summary of Cash Flows

(In millions)	Year Ended December 31, 2007
Net cash provided by (used for):
Operating activities	$96.8
Investing activities	(2,385.0)
Financing activities	2,492.0
Effect of exchange rate on cash	0.3

Net increase in cash and cash equivalents	$204.1

KAR Holdings, Inc. was incorporated in the State of Delaware on November 9, 2006. However, the Company had no operations until the consummation of the merger transactions on April 20, 2007. As such, the cash flows of ADESA and IAAI for January 1 through April 19, 2007 are not reflected in the above numbers.

KAR Holdings’ cash flow initiatives include growing the used vehicle, salvage vehicle and dealer financing businesses internally by relocating/expanding facilities, broadening service offerings and improving operating efficiencies and externally through acquisitions.

Cash flow from operating activities was $96.8 million for the year ended December 31, 2007. Operating cash flow was favorably impacted by non-cash charges for depreciation and amortization, amortization of debt issue costs and other non-cash transactions, as well as a net decrease in working capital.

Net cash used for investing activities was $2,385.0 million for the year ended December 31, 2007 and is almost entirely representative of KAR’s purchase of ADESA on April 20, 2007. In addition, $62.7 million has been expended for capital items since the merger as well as $36.6 million for the acquisition of other companies. For a discussion of the Company’s capital expenditures, see “Capital Expenditures” below.

Net cash provided by financing activities was $2,492.0 million for the year ended December 31, 2007. In connection with the merger transactions, KAR Holdings entered into new senior secured credit facilities, including a $1,565.0 million term loan facility. In addition, KAR Holdings issued $600.0 million in fixed rate and floating rate senior notes due 2014 and $425.0 million in fixed rate senior subordinated notes due 2015. The Company also received $710.5 million from the issuance of its common stock, net of costs. A portion of the proceeds from the debt and equity were used to repay existing ADESA and IAAI debt totaling $685.7 million, including premium/consent payments. Payments for debt issue costs of approximately $90.8 million were also paid.

Capital Expenditures

Combined capital expenditures for ADESA and IAAI (excluding acquisitions and other investments) for the year ended December 31, 2007 and the year ended December 31, 2006 totaled $79.4 million and $54.6 million, respectively, and were funded primarily from internally generated funds. The Company continues to invest in its core information technology capabilities and capacity expansion. Capital expenditures are expected to be approximately $94 million for fiscal year 2008. Anticipated expenditures are primarily attributable to ongoing information system maintenance, upkeep and improvements at existing vehicle auction facilities, improvements in information technology systems and infrastructure, and expansion and relocation of existing auction sites that are at capacity. Future capital expenditures could vary substantially based on capital project timing and the initiation of new information systems projects to support the Company’s business strategies.

Acquisitions

2007 Acquisitions

In September 2007, ADESA completed the acquisition of certain assets of the used vehicle Tri-State Auto Auction serving the Tri-State New York area. This acquisition complements the Company’s geographic presence in the northeast. The auction is positioned on approximately 125 acres and includes seven auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The assets purchased included operating equipment, accounts receivable and customer relationships related to the auction. In addition, the Company entered into an operating lease obligation related to the facility through 2017. Initial annual lease payments for the facility are approximately $0.5 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

In October 2007, ADESA acquired all of the issued and outstanding shares of the parent company of Tri-State Auction, Co. Inc., and Sioux Falls Auto Auction, Inc., both North Dakota corporations. Tri-State Auto Auction serves the Fargo, North Dakota area. The auction is comprised of approximately 30 acres and includes six auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The Sioux Falls Auto Auction serves the Sioux Falls, South Dakota area. The auction is comprised of approximately 40 acres and includes four auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The assets of the auctions included operating equipment, accounts receivable and customer relationships related to the auctions. Liabilities assumed by the Company included operating leases for land and buildings as well as debt. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

In November 2007, ADESA Canada acquired all of the issued and outstanding shares of Enchere d’Auto Transit Inc. (“Transit”). Transit is a three lane auction located on the south shore of Quebec City and serves the Quebec City region, Eastern Quebec and Northern New Brunswick. The auction is comprised of approximately 30 acres of which about 10 acres are currently being used. The assets of the auction included accounts receivable, land and building, operating equipment and customer relationships related to the auctions. Liabilities assumed by the Company included operating leases for land and buildings as well as debt. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

The aggregate purchase price for the four previously mentioned ADESA acquisitions was approximately $32.3 million. A preliminary purchase price allocation has been recorded for each acquisition and the purchase price of the acquisitions was allocated to the acquired assets based upon fair market values, including $7.4 million to other intangible assets, representing the fair value of acquired customer relationships and non competes which will be amortized over their expected useful lives of 3 to 15 years. The purchase price allocations resulted in aggregate goodwill of $20.0 million. The goodwill was assigned to the ADESA Auctions reporting segment and is expected to be fully deductible for tax purposes. All debt acquired as a result of these acquisitions was subsequently paid off. Pro forma financial results reflecting these acquisitions were not materially different from those reported.

2008 Acquisitions

In January 2008, IAAI completed the purchase of assets of B&E Auto Auction in Henderson, Nevada which services the Southern Nevada region, including Las Vegas. The site will expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Western states. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

In February 2008, IAAI purchased the stock of Salvage Disposal Company of Georgia, Verastar, LLC, Auto Disposal of Nashville, Inc., Auto Disposal of Chattanooga, Inc., Auto Disposal of Memphis, Inc., Auto Disposal of Paducah, Inc. and Auto Disposal of Bowling Green, Inc., 11 independently owned Salvage auctions in Georgia, North Carolina, Tennessee, Mississippi and Kentucky. These site acquisitions will expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Southern States. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for these acquisitions will be included in the Company’s consolidated financial statements from the date of acquisition.

In February 2008, ADESA completed the purchase of certain assets of Pennsylvania Auto Dealer Exchange (“PADE”), PADE Financial Services (“PFS”) and Conewago Partners, LP, an independent used vehicle auction in York, Pennsylvania. This acquisition complements the Company’s geographic presence in the northeast. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

In February 2008, IAAI completed the purchase of Southern A&S (formerly Southern Auto Storage Pool) in Memphis, Tennessee. IAAI plans to combine the Southern A&S business with the Memphis operation it acquired in the Verastar deal. The combined auctions will be relocated to a new site, which will be shared with ADESA Memphis. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

The aggregate purchase price for the 14 auctions acquired in 2008 was approximately $114 million. The preliminary purchase price allocations for each auction will occur in the Company’s first quarter ending March 31, 2008.

Contractual Obligations

The table below sets forth a summary of the Company’s contractual debt and operating lease obligations as of December 31, 2007. Some of the figures included in this table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal and other factors. Because these estimates and assumptions are necessarily subjective, the obligations the Company may actually pay in future periods could vary from those reflected in the table. The following summarizes the Company’s contractual cash obligations as of December 31, 2007 (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	More than 5 Years
Long-term debt
Term loan B (a)	$1,557.2	$15.6	$31.2	$31.2	$1,479.2
Floating rate senior notes due 2014 (a)	150.0	—	—	—	150.0
8 3/4% senior notes due 2014 (a)	450.0	—	—	—	450.0
10% senior subordinated notes due 2015 (a)	425.0	—	—	—	425.0
Capital lease obligation (b)	34.5	—	—	—	34.5
Interest payments relating to long-term debt (c)	1,211.9	210.8	416.2	411.3	173.6
Interest rate swap (d)	17.9	—	17.9	—	—
Postretirement benefit payments (e)	0.8	0.1	0.2	0.2	0.3
Operating leases (f)	477.8	50.0	90.9	76.9	260.0

Total contractual cash obligations	$4,325.1	$276.5	$556.4	$519.6	$2,972.6

(a)	The table assumes the long-term debt is held to maturity.
(b)	In 2003, ADESA entered into a capital lease for the new Atlanta auction facility in conjunction with the purchase of development revenue bonds.
(c)	Interest payments on long-term debt are projected based on the contractual rates of the debt securities. (Note: interest on the capital lease is not included as it is offset by interest received from the related bonds.) Interest rates for the variable rate debt instruments were projected based on information available from lenders and held constant at the December 31, 2007 rates due to their unpredictable nature.
(d)	The fair value of the interest rate swap agreement is estimated using pricing models widely used in financial markets and represents the estimated amount the Company would pay to terminate the agreement at December 31, 2007. The $800 million notional amount swap agreement does not mature until June 2009.
(e)	Estimated future benefit payments for certain health care and death benefits for the retired employees of Underwriters Salvage Company (“USC”). IAAI assumed the obligation in connection with the acquisition of the capital stock of USC in 1994.
(f)	Operating leases are entered into in the normal course of business. The Company leases some of its auction facilities, as well as other property and equipment under operating leases. Some lease agreements contain options to renew the lease or purchase the leased property. Future operating lease obligations would change if the renewal options were exercised and/or if the Company entered into additional operating lease agreements.

Off-Balance Sheet Arrangements

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary (“AFC Funding Corporation”), established for the purpose of purchasing AFC’s finance receivables. The securitization agreement allows for the revolving sale by AFC Funding Corporation to a bank conduit facility of up to a maximum of $750 million in undivided interests in certain eligible finance receivables subject to committed liquidity. The agreement expires on April 20, 2012. AFC Funding Corporation had committed liquidity of $600 million at December 31, 2007. Receivables that AFC Funding sells to the bank conduit facility qualify for sales accounting for financial reporting purposes pursuant to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and as a result are not reported on the Company’s Consolidated Balance Sheet.

At December 31, 2007, AFC managed total finance receivables of $847.9 million, of which $746.1 million had been sold without recourse to AFC Funding Corporation. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $522.0 million at December 31, 2007. Finance receivables include $29.4 million classified as held for sale and $225.0 million classified as held for investment at December 31, 2007. Finance receivables classified as held for investment include $91.0 million related to receivables that were sold to the bank conduit facility that were repurchased by AFC at fair market value when they became ineligible under the terms of the collateral agreement with the bank conduit facility. The face amount of these receivables was $99.3 million at December 31, 2007.

AFC’s allowance for losses of $7.5 million at December 31, 2007, includes an estimate of losses for finance receivables held for investment. Additionally, accrued liabilities of $4.3 million for the estimated losses for loans sold by the special purpose subsidiary were recorded at December 31, 2007. These loans were sold to a bank conduit facility with recourse to the special purpose subsidiary and will come back on the balance sheet of the special purpose subsidiary at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility.

Proceeds from the revolving sale of receivables to the bank conduit facility are used to fund new loans to customers. AFC and AFC Funding Corporation must maintain certain financial covenants including, among others, limits on the amount of debt AFC can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates the financial covenants of the Company’s credit facility. At December 31, 2007, the Company was in compliance with the covenants contained in the securitization agreement.

Critical Accounting Estimates

In preparing the financial statements in accordance with generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates.

In addition to the critical accounting estimates, there are other items used in the preparation of the consolidated financial statements that require estimation, but are not deemed critical. Changes in estimates used in these and other items could have a material impact on the Company’s financial statements.

KAR Holdings continually evaluates the accounting policies and estimates used to prepare the consolidated financial statements. In cases where management estimates are used, they are based on historical experience, information from third-party professionals, and various other assumptions believed to be reasonable. The following summarizes those accounting policies that are most subject to important estimates and assumptions and are most critical to the reported results of operations and financial condition.

Uncollectible Receivables and Allowance for Credit Losses and Doubtful Accounts

The Company maintains an allowance for credit losses and doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowances for credit losses and doubtful accounts are based on management’s evaluation of the receivables portfolio under current economic conditions, the volume of the portfolio, overall portfolio credit quality, review of specific collection matters and such other factors which, in management’s judgment, deserve recognition in estimating losses. Specific collection matters can be impacted by the outcome of negotiations, litigation and bankruptcy proceedings.

Due to the nature of the Company’s business, substantially all trade receivables are due from vehicle dealers, salvage buyers, institutional customers and insurance companies. The Company generally has possession of vehicles or vehicle titles collateralizing a significant portion of these receivables. At the auction sites, risk is mitigated through a pre-auction registration process that includes verification of identification, bank accounts, dealer license status, acceptable credit history, buying history at other auctions and the written acceptance of all of the auction’s policies and procedures.

AFC’s allowance for credit losses includes an estimate of losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries. Additionally, an accrued liability is recorded for the estimated losses for loans sold by AFC’s subsidiary, AFC Funding Corporation. These loans were sold to a bank conduit facility with recourse to AFC Funding Corporation and will come back on the balance sheet of AFC Funding Corporation at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility. AFC controls credit risk through credit approvals, credit limits, underwriting and collateral management monitoring procedures, which includes holding vehicle titles where permitted.

Goodwill and Long-Lived Assets

When the Company acquires businesses, the purchase price is allocated to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company assesses goodwill for impairment at least annually and whenever events or circumstances indicate that the carrying amount of the goodwill may be impaired. Important factors that could trigger an impairment review include significant under-performance relative to historical or projected future operating results; significant negative industry or economic trends; and the Company’s market valuation relative to its book value. In assessing goodwill, KAR Holdings must make assumptions regarding estimated future cash flows and earnings, changes in the Company’s business strategy and economic conditions affecting market valuations related to the fair values of KAR Holdings’ three reporting units (which consist of the Company’s three operating and reportable business segments: ADESA Auctions, IAAI and AFC). If the fair value of a reporting unit is determined to be less than the carrying amount, an impairment charge would be recorded in the period identified. In response to changes in industry and market conditions, KAR Holdings may be required to strategically realign its resources and consider restructuring, disposing of or otherwise exiting businesses, which could result in an impairment of goodwill. To date, no significant changes in events or circumstances have occurred that would indicate the carrying amount of the Company’s goodwill has been impaired.

The Company reviews long-lived assets for possible impairment whenever circumstances indicate that their carrying amount may not be recoverable. If it is determined that the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, the Company would recognize a loss to the extent that the carrying amount exceeds the fair value of the asset. Management judgment is involved in both deciding if testing for recovery is necessary and in estimating undiscounted cash flows. The Company’s impairment analysis is based on the current business strategy, expected growth rates and estimated future economic conditions.

Self-Insurance Programs

KAR Holdings self-insures a portion of employee medical benefits under the terms of its employee health insurance program, as well as a portion of its automobile, general liability and workers’ compensation claims. The Company purchases individual stop-loss insurance coverage that limits the exposure on individual claims. The Company also purchases aggregate stop-loss insurance coverage that limits the total exposure to overall automobile, general liability and workers’ compensation claims. The cost of the stop-loss insurance is expensed over the contract periods.

KAR Holdings records an accrual for the claims expense related to its employee medical benefits, automobile, general liability and workers’ compensation claims based upon the expected amount of all such claims. Trends in healthcare costs could have a significant impact on anticipated claims. If actual claims are higher than anticipated, the Company’s accrual might be insufficient to cover the claims costs, which would have an adverse impact on the operating results in that period.

Legal Proceedings and Other Loss Contingencies

KAR Holdings is subject to the possibility of various legal proceedings and other loss contingencies, many involving litigation incidental to the business and a variety of environmental laws and regulations. Litigation and other loss contingencies are subject to inherent uncertainties and the outcomes of such matters are often very difficult to predict and generally are resolved over long periods of time. The Company considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. Estimating probable losses requires the analysis of multiple possible outcomes that often are dependent on the judgment about potential actions by third parties. Contingencies are recorded in the consolidated financial statements, or otherwise disclosed, in accordance with SFAS 5, Accounting for Contingencies. The Company accrues for an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on the Company’s operating results in that period. Legal fees are expensed as incurred.

Income Taxes

All income tax amounts reflect the use of the liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

KAR Holdings operates in multiple tax jurisdictions with different tax rates and must determine the appropriate allocation of income to each of these jurisdictions. In the normal course of business, the Company will undergo scheduled reviews by taxing authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax reviews often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

KAR Holdings records its tax provision based on existing laws, experience with previous settlement agreements, the status of current IRS (or other taxing authority) examinations and management’s understanding of how the tax authorities view certain relevant industry and commercial matters. In accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company establishes reserves when it believes that certain positions may not prevail if challenged by a taxing authority. The Company adjusts these reserves in light of changing facts and circumstances.

New Accounting Standards

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This standard, as issued, is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The FASB issued FASB Staff Position No. FAS 157-b, Effective Date of FASB Statement No. 157, which delays the effective date by one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. The Company is currently evaluating the impact the adoption of SFAS 157 will have on the consolidated financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. This standard is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact the adoption of SFAS 159 will have on the consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R), Business Combinations. The statement establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in an acquisition, at their fair value as of the acquisition date. This standard is effective for annual reporting periods beginning after December 15, 2008. The Company is currently evaluating the impact the adoption of SFAS 141(R) will have on the consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51. The statement amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of SFAS 160 will have on the consolidated financial statements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The financial statements referred to below include the financial statements of KAR Holdings, Inc. for the year ended December 31, 2007. However, KAR Holdings had no operations until its acquisitions of ADESA and IAAI on April 20, 2007. In addition, the historical financial statements of the companies KAR Holdings acquired on April 20, 2007 (ADESA and IAAI) are presented for each of the last two years as well as the period in 2007, prior to the acquisition.

Index to Financial Statements

Page
Consolidated Financial Statements of KAR Holdings, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statement of Operations for the Year Ended December 31, 2007	F-3
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-4
Consolidated Statement of Stockholders’ Equity for the Year Ended December 31, 2007	F-6
Consolidated Statement of Cash Flows for the Year Ended December 31, 2007	F-7
Notes to Consolidated Financial Statements	F-8

Consolidated Financial Statements of ADESA, Inc.
Reports of Independent Registered Public Accounting Firms	F-44
Consolidated Statements of Income for the Period January 1, 2007 to April 19, 2007 and the Years Ended December 31, 2006 and 2005	F-46
Consolidated Balance Sheets as of April 19, 2007 and December 31, 2006	F-47
Consolidated Statements of Stockholders’ Equity for the Period January 1, 2007 to April 19, 2007 and the Years Ended December 31, 2006 and 2005	F-49
Consolidated Statements of Cash Flows for the Period January 1, 2007 to April 19, 2007 and the Years Ended December 31, 2006 and 2005	F-50
Notes to Consolidated Financial Statements	F-51

Consolidated Financial Statements of Insurance Auto Auctions, Inc.
Report of Independent Registered Public Accounting Firm	F-90

Consolidated Statements of Operations for the Period January 1, 2007 to April 19, 2007, the Year Ended December 31, 2006, the Period May 25, 2005 to December  25, 2005 (successor) and the Period December 27, 2004 to May 24, 2005 (predecessor)

F-91
Consolidated Balance Sheets as of April 19, 2007 and December 31, 2006	F-92

Consolidated Statements of Shareholders’ Equity for the Period January 1, 2007 to April 19, 2007, the Year Ended December 31, 2006, the Period May 25, 2005 to December  25, 2005 (successor) and the Period December 27, 2004 to May 24, 2005 (predecessor)

F-93

Consolidated Statements of Cash Flows for the Period January 1, 2007 to April 19, 2007, the Year Ended December 31, 2006, the Period May 25, 2005 to December  25, 2005 (successor) and the Period December 27, 2004 to May 24, 2005 (predecessor)

F-95
Notes to Consolidated Financial Statements	F-97

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KAR Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of KAR Holdings, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KAR Holdings, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Indianapolis, Indiana

March 26, 2008

KAR Holdings, Inc.

Consolidated Statement of Operations

For the Year Ended December 31, 2007

(Operations Commenced April 20, 2007)

(In millions)

Operating revenues
ADESA Auction Services	$677.7
IAAI Salvage Services	330.1
AFC	95.0

Total operating revenues	1,102.8

Operating expenses
Cost of services (exclusive of depreciation and amortization)	627.4
Selling, general and administrative	242.4
Depreciation and amortization	126.6

Total operating expenses	996.4

Operating profit	106.4
Interest expense	162.3
Other income, net	(7.6)

Loss before income taxes	(48.3)
Income taxes	(10.0)

Net loss	($38.3)

See accompanying notes to consolidated financial statements

KAR Holdings, Inc.

Consolidated Balance Sheets

(Operations Commenced April 20, 2007)

(In millions)

	December 31, 2007	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$204.1	$—
Restricted cash	16.9	—
Trade receivables, net of allowances	278.3	—
Finance receivables, net of allowances	246.9	—
Retained interests in finance receivables sold	71.5	—
Deferred income tax assets	29.3	—
Other current assets	54.8	—

Total current assets	901.8	—

Other assets
Goodwill	1,617.6	—
Customer relationships, net of accumulated amortization	844.4	—
Other intangible assets, net of accumulated amortization	251.4	—
Unamortized debt issuance costs	81.6	—
Other assets	60.8	—

Total other assets	2,855.8	—
Property and equipment, net of accumulated depreciation	773.2	—

Total assets	$4,530.8	$—

See accompanying notes to consolidated financial statements

KAR Holdings, Inc.

Consolidated Balance Sheets—(Continued)

(Operations Commenced April 20, 2007)

(In millions, except share data)

	December 31, 2007	December 31, 2006
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$292.8	$—
Accrued employee benefits and compensation expenses	54.8	—
Accrued interest	16.4	—
Other accrued expenses	80.1	—
Current maturities of long-term debt	15.6

Total current liabilities	459.7	—

Non-current liabilities
Long-term debt	2,601.1	—
Deferred income tax liabilities	378.1	—
Other liabilities	78.3	—

Total non-current liabilities	3,057.5	—

Commitments and contingencies (Note 17)	—	—

Stockholders’ equity
Preferred stock, $0.01 par value:
Authorized shares: 5,000,000
Issued shares: none	—	—
Common stock, $0.01 par value:
Authorized shares: 20,000,000
Issued shares: 10,686,316 (2007)
100 (2006)	0.1	—
Additional paid-in capital	1,027.9	—
Retained earnings (deficit)	(41.5)	—
Accumulated other comprehensive income	27.1	—

Total stockholders’ equity	1,013.6	—

Total liabilities and stockholders’ equity	$4,530.8	$—

See accompanying notes to consolidated financial statements

KAR Holdings, Inc.

Consolidated Statements of Stockholders’ Equity

(Operations Commenced April 20, 2007)

(In millions)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2006	—	$—	$—	$—	$—	$—

Issuance of common stock, net of costs	10.7	0.1	739.4	—	—	739.5
Contribution of Insurance Auto Auctions, Inc.		—	272.4	—	—	272.4
Contributed capital in the form of exchanged stock options associated with the transaction		—	8.9	—	—	8.9
Comprehensive income:
Net loss		—	—	(38.3)	—	(38.3)
Other comprehensive income (loss), net of tax:
Unrealized loss on interest rate swap		—	—	—	(11.3)	(11.3)
Unrealized gain on postretirement benefit obligation		—	—	—	0.2	0.2
Foreign currency translation		—	—	—	38.2	38.2

Comprehensive income		—	—	(38.3)	27.1	(11.2)
Stock dividend		—	3.2	(3.2)	—	—
Capital contributions		—	3.0	—	—	3.0
Stock-based compensation expense		—	1.0	—	—	1.0

Balance at December 31, 2007	10.7	$0.1	$1,027.9	($41.5)	$27.1	$1,013.6

See accompanying notes to consolidated financial statements

KAR Holdings, Inc.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2007

(Operations Commenced April 20, 2007)

(In millions)

Operating activities
Net loss	($38.3)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	126.6
Provision for credit losses	3.2
Deferred income taxes	(21.8)
Amortization of debt issuance costs	9.2
Stock-based compensation expense	6.7
Unrealized loss on interest rate swap	(11.3)
Other non-cash, net	4.5
Changes in operating assets and liabilities, net of acquisitions:
Finance receivables held for sale	(9.0)
Retained interests in finance receivables sold	0.6
Trade receivables and other assets	113.6
Accounts payable and accrued expenses	(87.2)

Net cash provided by operating activities	96.8
Investing activities
Net decrease in finance receivables held for investment	3.8
Acquisition of ADESA, net of cash acquired	(2,272.6)
Acquisition of businesses, net of cash acquired	(36.6)
Purchases of property, equipment and computer software	(62.7)
Purchase of other intangibles	(0.1)
Proceeds from the sale of property, equipment and computer software	0.1
Transfer from (to) restricted cash	(16.9)

Net cash used by investing activities	(2,385.0)
Financing activities
Net decrease in book overdrafts	(22.0)
Repayment of ADESA debt	(318.0)
Repayment of IAAI debt	(367.7)
Proceeds from long-term debt	2,590.0
Payments for debt issuance costs	(90.8)
Payments on long-term debt	(9.8)
Payments on capital leases	(0.2)
Proceeds from issuance of common stock, net of costs	710.5

Net cash provided by financing activities	2,492.0
Effect of exchange rate changes on cash	0.3

Net increase in cash and cash equivalents	204.1
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$204.1

Cash paid for interest	$136.7
Cash paid for taxes, net of refunds	$18.1

See accompanying notes to consolidated financial statements

KAR Holdings, Inc.

Notes to Consolidated Financial Statements

Note 1—Organization and Other Matters

KAR Holdings, Inc. was organized in the State of Delaware on November 9, 2006. The Company is a holding company organized for the purpose of consummating a merger with ADESA, Inc. and combining Insurance Auto Auctions, Inc. with ADESA. The Company had no operations prior to the merger transactions on April 20, 2007.

Defined Terms

Unless otherwise indicated, the following terms used herein shall have the following meanings:

•

the “Equity Sponsors” refers, collectively, to Kelso Investment Associates VII, L.P., GS Capital Partners VI, L.P., ValueAct Capital Master Fund, L.P. and Parthenon Investors II, L.P., which own through their respective affiliates substantially all of KAR Holdings equity;

•	“KAR Holdings” or the “Company” refers to KAR Holdings, Inc., a Delaware corporation that is a wholly owned subsidiary of KAR LLC. KAR Holdings is the parent company of ADESA and IAAI;

•	“KAR LLC” refers to KAR Holdings II, LLC, which is owned by affiliates of the Equity Sponsors and management of the Company;

•	“ADESA” refers to ADESA, Inc. and its subsidiaries;

•	“AFC” refers to Automotive Finance Corporation, an Indiana corporation that is a wholly owned subsidiary of ADESA;

•	“IAAI” refers to Insurance Auto Auctions, Inc. and its subsidiaries.

Merger Transactions and Corporate Structure

On December 22, 2006, KAR LLC entered into a definitive merger agreement to acquire ADESA. The merger occurred on April 20, 2007 and as part of the agreement, Insurance Auto Auctions, Inc., a leading provider of automotive salvage auction and claims processing services in the United States, was contributed to KAR LLC. Both ADESA and IAAI became wholly owned subsidiaries of KAR Holdings which is owned by KAR LLC. KAR Holdings is the accounting acquirer, and the assets and liabilities of both ADESA and IAAI were recorded at fair value as of April 20, 2007. See “Fair Value of Assets Acquired and Liabilities Assumed” below for a further discussion.

The following transactions occurred in connection with the merger:

•	Approximately 90.8 million shares of ADESA’s outstanding common stock converted into the right to receive $27.85 per share in cash;

•

Approximately 3.4 million outstanding options to purchase shares of ADESA’s common stock were cancelled in exchange for payments in cash of $27.85 per underlying share, less the applicable option exercise price, resulting in net proceeds to holders of $18.6 million;

•	Approximately 0.3 million outstanding restricted stock and restricted stock units of ADESA vested immediately and were paid out in cash of $27.85 per unit;

•

Affiliates of the Equity Sponsors and management contributed to KAR Holdings approximately $1.1 billion in equity, consisting of approximately $790.0 million in cash and ADESA, Inc. stock (ADESA, Inc. stock contributed by one of the Equity Sponsors had a fair value of $65.4 million and was recorded at its carryover basis of $32.1 million) and approximately $272.4 million of equity interest in IAAI;

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

•

KAR Holdings entered into new senior secured credit facilities, comprised of a $1,565.0 million term loan facility and a $300.0 million revolving credit facility. Existing and certain future domestic subsidiaries, subject to certain exceptions, guarantee such credit facilities;

•	KAR Holdings issued $150.0 million Floating Rate Senior Notes due May 1, 2014, $450.0 million 8 3/4% Senior Notes due May 1, 2014 and $425.0 million 10% Senior Subordinated Notes due May 1, 2015.

Use of Proceeds

The net proceeds from the equity sponsors and financings were used to: (a) fund the cash consideration payable to ADESA stockholders, ADESA option holders and ADESA restricted stock and restricted stock unit holders under the merger agreements; (b) repay the outstanding principal and accrued interest under ADESA’s existing credit facility and notes as of the closing of the merger; (c) repay the outstanding principal and accrued interest under IAAI’s existing credit facility and notes as of the closing of the merger; (d) pay related transaction fees and expenses; and (e) contribute IAAI’s equity at fair value.

Fair Value of Assets Acquired and Liabilities Assumed

The merger was recorded in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The allocation of the $2.8 billion purchase price is preliminary as the receipt and analysis of the final appraisals and valuations from third party valuation experts are pending. The estimates are based on preliminary valuations and information currently available. Management believes the preliminary valuations and estimates are a reasonable basis for the allocation of the purchase price. However, the analysis of the fair value estimates is continuing to be refined in accordance with SFAS 141. As additional information becomes available and as actual results vary from these estimates, the underlying assets or liabilities may need to be adjusted, thereby impacting intangible asset and related amortization estimates, as well as goodwill. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed (in millions):

Current assets	$1,060.5
Property, plant and equipment	758.5
Goodwill	1,589.8
Customer relationships	864.9
Other intangible assets	259.8
Other assets	46.5

Total assets	$4,580.0

Current liabilities	$564.1
Long-term debt	685.7
Deferred income tax liabilities	418.9
Other liabilities	72.3

Total liabilities	$1,741.0

Net assets acquired	$2,839.0

Business and Nature of Operations

The network of 59 ADESA whole car auctions and 145 IAAI salvage vehicle auctions facilitates the sale of used and salvage vehicles through physical, online or hybrid auctions, which permit Internet buyers to participate in physical auctions. ADESA and IAAI are leading, national providers of wholesale and salvage vehicle auctions

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

and related vehicle redistribution services for the automotive industry in North America. Redistribution services include a variety of activities designed to transfer used and salvage vehicles between sellers and buyers throughout the vehicle life cycle. ADESA and IAAI facilitate the exchange of these vehicles through an auction marketplace, which aligns sellers and buyers. As an agent for customers, the companies generally do not take title to or ownership of the vehicles sold at the auctions. Generally fees are earned from the seller and buyer on each successful auction transaction in addition to fees earned for ancillary services.

ADESA has the second largest used vehicle auction network in North America, based upon the number of used vehicles sold through auctions annually, and also provides services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification, titling, administrative and salvage recovery services. ADESA is able to serve the diverse and multi-faceted needs of its customers through the wide range of services offered at its facilities.

IAAI is the second largest provider of salvage vehicle auctions and related services in North America. The salvage auctions facilitate the redistribution of damaged vehicles that are designated as total losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made and older model vehicles donated to charity or sold by dealers in salvage auctions. The salvage auction business specializes in providing services such as inbound and outbound logistics, inspections, evaluations, titling and settlement administrative services.

AFC is a leading provider of floorplan financing to independent used vehicle dealers and this financing is provided through 91 loan production offices located throughout North America. Floorplan financing supports independent used vehicle dealers in North America who purchase vehicles from ADESA auctions, independent auctions, auctions affiliated with other auction networks and non-auction purchases.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of KAR Holdings and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Business Segments

The Company’s operations are grouped into three operating segments: ADESA Auctions, IAAI and AFC. The three operating segments also serve as the Company’s reportable business segments. Operations are measured through detailed budgeting and monitoring of contributions to consolidated income by each business segment.

Derivative Instruments and Hedging Activity

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The Company currently uses an interest rate swap that is designated and qualifies as a cash flow hedge to manage the

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

variability of cash flows to be paid due to interest rate movements on its variable rate debt. The Company does not, however, enter into hedging contracts for trading or speculative purposes. The fair value of the interest rate swap agreement is estimated using pricing models widely used in financial markets and represents the estimated amount the Company would receive or pay to terminate the agreement at the reporting date. The fair value of the swap agreement is recorded in “Other assets” or “Other liabilities” on the consolidated balance sheet based on the gain or loss position of the contract. Changes in the fair value of the interest rate swap agreement designated as a cash flow hedge are recorded as a component of “Accumulated other comprehensive income”. Gains and losses on the interest rate swap agreement are subsequently included in earnings as an adjustment to interest expense in the same periods in which the related interest payment being hedged is recognized in earnings. The Company uses the change in variable cash flows method to assess hedge effectiveness in accordance with SFAS 133.

Foreign Currency Translation

Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated using the exchange rates in effect at year end. Foreign currency transaction gains and losses are included in the consolidated statement of operations within “Other income, net”. Adjustments arising from the translation of net assets located outside the U.S. (gains and losses) are shown as a component of “Accumulated other comprehensive income”.

Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

Restricted Cash

AFC Funding Corporation, a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary of AFC, is required to maintain a cash reserve approximating 1 percent of total sold receivables to the bank conduit facility as security for the receivables sold. AFC also maintains other cash reserves associated with its banking relationships. In addition, ADESA has cash reserves with a bank related to vendor purchases.

Receivables

Trade receivables include the unremitted purchase price of vehicles purchased by third parties at the auctions, fees to be collected from those buyers and amounts for services provided by the Company related to certain consigned vehicles in the Company’s possession. These amounts due with respect to the consigned vehicles are generally deducted from the sales proceeds upon the eventual auction or other disposition of the related vehicles.

Finance receivables include floorplan receivables created by financing dealer purchases of vehicles in exchange for a security interest in those vehicles and special purpose loans. Floorplan receivables become due at the earlier of the dealer subsequently selling the vehicle or a predetermined time period (generally 30 to 60 days). Floorplan receivables include (1) eligible receivables that are not yet sold to the bank conduit facility (see Note 6), (2) Canadian floorplan receivables, (3) U.S. floorplan receivables not eligible for the bank conduit facility, and (4) receivables that were sold to the bank conduit facility that come back on the balance sheet of the Company at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility. Special purpose loans relate to loans that are either line of credit loans or working capital loans that can be either secured or unsecured based on the facts and circumstances of the specific loans.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Due to the nature of the Company’s business, substantially all trade and finance receivables are due from vehicle dealers, salvage buyers, institutional sellers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables.

Trade receivables and finance receivables held for investment are reported net of an allowance for doubtful accounts and credit losses. The allowances for doubtful accounts and credit losses are based on management’s evaluation of the receivables portfolio under current conditions, the volume of the portfolio, overall portfolio credit quality, review of specific collection issues and such other factors which in management’s judgment deserve recognition in estimating losses. Finance receivables held for sale are carried at lower of cost or market. Fair value is based upon estimates of future cash flows including estimates of anticipated credit losses. Estimated losses for receivables sold by AFC Funding Corporation to the bank conduit facility with recourse to AFC Funding Corporation (see Note 5) are recorded as an accrued expense.

Classification of finance receivables in the Consolidated Statement of Cash Flows is dependent on the initial balance sheet classification of the finance receivable. Finance receivables initially classified as held for investment are included as investing activity in the Consolidated Statement of Cash Flows and finance receivables initially classified as held for sale are included as an operating cash flow.

Retained Interests in Finance Receivables Sold

Retained interests in finance receivables sold are classified as trading securities pursuant to SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and carried at estimated fair value with gains and losses recognized in the Consolidated Statement of Operations. Fair value is based upon estimates of future cash flows, using assumptions that market participants would use to value such investments, including estimates of anticipated credit losses over the life of the finance receivables sold. The cash flows were discounted using a market discount rate.

Other Current Assets

Other current assets consist of inventories, taxes receivable, notes receivable and prepaid expenses. The inventories, which consist of vehicles, supplies, and parts are accounted for on the specific identification method, and are stated at the lower of cost or market.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets of businesses acquired. Goodwill will be tested for impairment annually in the second quarter, or more frequently as impairment indicators arise. The goodwill impairment test is a two-step test. Under the first step, the fair value of each reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Customer Relationships and Other Intangible Assets

Customer relationships are amortized over the life determined in the valuation of the particular acquisition. Other intangible assets generally consist of tradenames, computer software and non-compete agreements, and if amortized, are amortized using the straight-line method. Tradenames are not amortized due to their indefinite life. Costs incurred related to software developed or obtained for internal use are capitalized during the application development stage of software development and amortized over their estimated useful lives. The non-compete agreements are amortized over the life of the agreements and are written off upon being fully amortized. The lives of other intangible assets are re-evaluated periodically when facts and circumstances indicate that revised estimates of useful lives may be warranted.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates intended to depreciate the costs of assets over their estimated useful lives. Upon retirement or sale of property and equipment, the cost of the disposed assets and related accumulated depreciation is removed from the accounts and any resulting gain or loss is credited or charged to selling, general and administrative expenses. Expenditures for normal repairs and maintenance are charged to expense as incurred. Additions and expenditures for improving or rebuilding existing assets that extend the useful life are capitalized. Leasehold improvements made either at the inception of the lease or during the lease term are amortized over the shorter of their economic lives or the lease term including any renewals that are reasonably assured.

Unamortized Debt Issuance Costs

Debt issuance costs reflect the expenditures incurred in conjunction with the merger to issue Term Loan B, the senior notes, the senior subordinated notes and to obtain the bank credit facility. The debt issuance costs are being amortized over their respective lives to interest expense and had a carrying amount of $81.6 million December 31, 2007.

Other Assets

Other assets consist of investments held to maturity, below market leases, deposits, a cost method investment and other long-term assets. Investments at December 31, 2007 included $34.5 million of Fulton County Taxable Economic Development Revenue Bonds purchased in connection with the capital lease for the Atlanta facility that became operational in the fourth quarter of 2003. The bonds will be held to maturity (December 1, 2017) and bear a fixed interest rate of 5 percent.

Long-Lived Assets

ADESA applies SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Management reviews its property and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. If the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, a loss is recognized in the period when it is determined that the carrying amount of the asset may not be recoverable to the extent that the carrying amount exceeds the fair value of the asset. The impairment analysis is based on the Company’s current business strategy, expected growth rates and estimated future economic and regulatory conditions.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Accounts Payable

Accounts payable include amounts due sellers from the proceeds of the sale of their consigned vehicles less any fees, as well as outstanding checks to sellers and vendors. Book overdrafts, representing outstanding checks in excess of funds on deposit, are recorded in “Accounts payable” and amounted to $181.2 million at December 31, 2007.

Environmental Liabilities

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in “Other accrued expenses” (current portion) and “Other liabilities” (long-term portion) at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties.

Revenue Recognition

ADESA Auction Services

Revenues and the related costs are recognized when the services are performed. Auction fees from sellers and buyers are recognized upon the sale of the vehicle through the auction process. Most of the vehicles that are sold at auction are consigned to ADESA by the seller and held at ADESA’s facilities. ADESA does not take title to these consigned vehicles and recognizes revenue when a service is performed as requested by the owner of the vehicle. ADESA does not record the gross selling price of the consigned vehicles sold at auction as revenue. Instead, ADESA records only its auction fees as revenue because it does not take title to the consigned vehicles, has no influence on the vehicle auction selling price agreed to by the seller and buyer at the auction and the fees that ADESA receives for its services are generally a fixed amount. Revenues from reconditioning, logistics, vehicle inspection and certification, titling, evaluation and salvage recovery services are generally recognized when the services are performed.

IAAI Salvage Services

Revenues (including vehicle sales and fee income) are generally recognized at the date the vehicles are sold at auction. Revenue not recognized at the date the vehicles are sold at auction includes annual buyer registration fees, which are recognized on a straight-line basis and certain buyer-related fees, which are recognized when payment is received.

AFC

AFC’s revenue is comprised primarily of securitization income and interest and fee income. As is customary for finance companies, AFC’s revenues are reported net of a provision for credit losses. The following table summarizes the primary components of AFC’s revenue:

AFC Revenue (In millions)	For the Period April 20 – December 31, 2007
Securitization income	$49.4
Interest and fee income	45.5
Other revenue	1.2
Provision for credit losses	(1.1)

$95.0

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Securitization income

Securitization income is primarily comprised of the gain on sale of finance receivables sold, but also includes servicing income, discount accretion, and any change in the fair value of the retained interest in finance receivables sold. AFC generally sells its U.S. dollar denominated finance receivables through a revolving private securitization structure. Gains and losses on the sale of receivables are recognized upon transfer to the bank conduit facility.

Interest and fee income

Interest on finance receivables is recognized based on the number of days the vehicle remains financed. AFC ceases recognition of interest on finance receivables when the loans become delinquent, which is generally 31 days past due. Dealers are also charged a fee to floorplan a vehicle (“floorplan fee”) and extend the terms of the receivable (“curtailment fee”). AFC fee income including floorplan and curtailment fees is recognized over the life of the finance receivable.

Loan origination costs

Loan origination costs incurred by AFC in originating floorplan receivables are capitalized at the origination of the customer contract. Such costs for receivables retained are amortized over the estimated life of the customer contract. Costs associated with receivables sold are included as a reduction in securitization income.

Income Taxes

The Company will file a consolidated federal income tax return for the period April 20, 2007 through December 31, 2007. The Company files state income tax returns in accordance with the applicable rules of each state. The Company accounts for income taxes under the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes. The provision for income taxes includes federal, foreign, state and local income taxes currently payable, as well as deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

In accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”) the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Accounting for Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123(R), Share-Based Payment, which replaced SFAS 123 and supersedes APB 25. The statement requires that all stock-based compensation be recognized as expense in the financial statements and that such cost be measured at the fair value of the award at the grant date. An additional requirement of SFAS 123(R) is that estimated forfeitures be considered in determining compensation expense. Estimating forfeitures did not have a material impact on the determination of compensation expense in 2007.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

SFAS 123(R) requires cash flows resulting from tax deductions from the exercise of stock options in excess of recognized compensation cost (excess tax benefits) to be classified as financing cash flows. This requirement had no impact on KAR Holdings Consolidated Statement of Cash Flows in 2007 as no options were exercised.

New Accounting Standards

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This standard, as issued, is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The FASB issued FASB Staff Position No. FAS 157-b, Effective Date of FASB Statement No. 157, which delays the effective date by one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. The Company is currently evaluating the impact the adoption of SFAS 157 will have on the consolidated financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. This standard is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact the adoption of SFAS 159 will have on the consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R), Business Combinations. The statement establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in an acquisition, at their fair value as of the acquisition date. This standard is effective for annual reporting periods beginning after December 15, 2008. The Company is currently evaluating the impact the adoption of SFAS 141(R) will have on the consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51. The statement amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of SFAS 160 will have on the consolidated financial statements.

Note 3—Acquisitions

2007 Acquisitions

In September 2007, ADESA completed the acquisition of certain assets of the used vehicle Tri-State Auto Auction serving the Tri-State New York area. This acquisition complements the Company’s geographic presence in the northeast. The auction is positioned on approximately 125 acres and includes seven auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The assets purchased included operating equipment, accounts receivable and customer relationships related to the auction. In addition, the Company entered into an operating lease obligation related to the facility through 2017. Initial annual lease payments for the facility are approximately $0.5 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

In October 2007, ADESA acquired all of the issued and outstanding shares of the parent company of Tri-State Auction, Co. Inc., and Sioux Falls Auto Auction, Inc., both North Dakota corporations. Tri-State Auto Auction serves the Fargo, North Dakota area. The auction is comprised of approximately 30 acres and includes six auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The Sioux Falls Auto Auction serves the Sioux Falls, South Dakota area. The auction is comprised of approximately 40 acres and includes four auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The assets of the auctions included operating equipment, accounts receivable and customer relationships related to the auctions. Liabilities assumed by the Company included operating leases for land and buildings as well as debt. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

In November 2007, ADESA Canada acquired all of the issued and outstanding shares of Enchere d’Auto Transit Inc. (“Transit”). Transit is a three lane auction located on the south shore of Quebec City and serves the Quebec City region, Eastern Quebec and Northern New Brunswick. The auction is comprised of approximately 30 acres of which about 10 acres are currently being used. The assets of the auction included accounts receivable, land and building, operating equipment and customer relationships related to the auctions. Liabilities assumed by the Company included operating leases for land and buildings as well as debt. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

The aggregate purchase price for the four previously mentioned ADESA acquisitions was approximately $32.3 million. A preliminary purchase price allocation has been recorded for each acquisition and the purchase price of the acquisitions was allocated to the acquired assets based upon fair market values, including $7.4 million to other intangible assets, representing the fair value of acquired customer relationships and non competes which will be amortized over their expected useful lives of 3 to 15 years. The purchase price allocations resulted in aggregate goodwill of $20.0 million. The goodwill was assigned to the ADESA Auctions reporting segment and is expected to be fully deductible for tax purposes. All debt acquired as a result of these acquisitions was subsequently paid off. Pro forma financial results reflecting these acquisitions were not materially different from those reported.

2008 Acquisitions

In January 2008, IAAI completed the purchase of assets of B&E Auto Auction in Henderson, Nevada which services the Southern Nevada region, including Las Vegas. The site will expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Western states. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

In February 2008, IAAI purchased the stock of Salvage Disposal Company of Georgia, Verastar, LLC, Auto Disposal of Nashville, Inc., Auto Disposal of Chattanooga, Inc., Auto Disposal of Memphis, Inc., Auto Disposal of Paducah, Inc. and Auto Disposal of Bowling Green, Inc., 11 independently owned Salvage auctions in Georgia, North Carolina, Tennessee, Mississippi and Kentucky. These site acquisitions will expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Southern States. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for these acquisitions will be included in the Company’s consolidated financial statements from the date of acquisition.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

In February 2008, ADESA completed the purchase of certain assets of Pennsylvania Auto Dealer Exchange (“PADE”), PADE Financial Services (“PFS”) and Conewago Partners, LP, an independent used vehicle auction in York, Pennsylvania. This acquisition complements the Company’s geographic presence in the northeast. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

In February 2008, IAAI completed the purchase of Southern A&S (formerly Southern Auto Storage Pool) in Memphis, Tennessee. IAAI plans to combine the Southern A&S business with the Memphis operation it acquired in the Verastar deal. The combined auctions will be relocated to a new site, which will be shared with ADESA Memphis. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

The aggregate purchase price for the 14 auctions acquired in 2008 was approximately $114 million. The preliminary purchase price allocations for each auction will occur in the Company’s first quarter ending March 31, 2008.

Note 4—Stock-Based Compensation Plans

The compensation cost that was charged against income for all stock-based compensation plans was $6.7 million for the period April 20, 2007 through December 31, 2007. The total income tax benefit recognized in the Consolidated Statement of Operations for stock-based compensation agreements was approximately $0.4 million for the period April 20, 2007 through December 31, 2007. The Company did not capitalize any stock-based compensation cost in the year ended December 31, 2007.

IAAI Carryover Stock Plans

Prior to the merger transactions, IAAI was a subsidiary of Axle Holdings, Inc. (“Axle Holdings”), which in turn was a subsidiary of Axle Holdings II, LLC (“LLC”). Axle Holdings maintained the Axle Holdings, Inc. Stock Incentive Plan to provide equity incentive benefits to the IAAI employees. Under the Axle Holdings plan, service options and exit options were awarded. The service options vest in three equal annual installments from the grant date based upon service with Axle Holdings and its subsidiaries. The exit options vest upon a change in equity control of the LLC. In connection with the completion of the merger transactions, approximately 0.6 million options (service and exit) to purchase shares of Axle Holdings, Inc. stock were converted into approximately 0.2 million options (service and exit) to purchase shares of KAR Holdings; these converted options have the same terms and conditions as were applicable to the options to purchase shares of Axle Holdings, Inc. The fair value of the exchanged options for which service had been provided approximated $8.9 million and was included as part of the merger price. Compensation cost will be recognized using the straight-line attribution method over the requisite service period for the unvested service options exchanged at the date of the merger. As the ultimate exercisability of the exit options exchanged is contingent upon an event (specifically, a change of control), the compensation expense related to the exchanged exit options will not be recognized until such an event is consummated. The converted options are included in the KAR Holdings, Inc. service option table and exit option table below.

The LLC also maintained two types of profit interests, operating units and value units, which are held by certain designated employees of IAAI. Upon an exit event as defined by the LLC operating agreement, holders of the profit interests will receive a cash distribution from the LLC. The operating units vest in twelve equal quarterly installments from the date of grant based upon service and the value units vest upon a change in equity

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

control of the LLC. The number of value units eligible for distribution will be determined based on the strike price and certain performance hurdles based on the Equity Sponsors and other investors’ achievement of certain multiples on their original indirect equity investment in Axle Holdings subject to an internal rate of return minimum at the time of distribution. A total of 191,152 operating units and 382,304 value units are maintained by the LLC and there were no changes to the terms and conditions of the units as a result of the merger transactions.

The operating units are accounted for as liability awards and as such, compensation expense related to the operating units is recognized using the graded-vesting attribution method and resulted in approximately $4.8 million of expense for the period April 20, 2007 through December 31, 2007. As of December 31, 2007, there was approximately $0.1 million of total unrecognized compensation expense related to nonvested operating units which is expected to be recognized over a weighted average term of 0.4 years.

The Company has not recorded compensation expense related to the value units and none will be recognized on the value units until it becomes probable that an exit event (specifically, a change in control) will occur.

KAR Holdings, Inc. Stock Incentive Plan

The Company adopted the KAR Holdings, Inc. Stock Incentive Plan, “the Plan” in May 2007. The Plan is intended to provide equity incentive benefits to the Company employees. The maximum number of shares that may be issued pursuant to awards under the Plan is approximately 0.8 million. The Plan provides for the grant of incentive stock options and non-qualified stock options and restricted stock. Awards granted since the adoption of the Plan have been non-qualified stock options.

The Plan provides two types of stock options: service-related options, which will vest in four equal installments from the date of grant based upon the passage of time, and performance-related “exit” options, which will generally become exercisable upon a change in equity control of KAR LLC. Under the exit options, in addition to the change in equity control requirement, the number of options that vest will be determined based on the strike price and certain performance hurdles based on the Equity Sponsors and other investors achievement of certain multiples on their original indirect equity investment in KAR Holdings subject to an internal rate of return minimum at the time of change in equity control. All vesting criteria are subject to continued employment with KAR LLC or affiliates thereof. Options may be granted under the Plan at an exercise price of not less than the fair market value of a share of KAR Holdings common stock on the date of grant and have a contractual life of ten years. In the event of a change in control, any unvested options shall become fully vested and cashed out. In August 2007, the Company granted approximately 0.2 million service options and 0.5 million exit options, with an exercise price of $100 per share, under the Plan.

The following table summarizes service option activity under the Plan for the year ended December 31, 2007:

Service Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2007	—	$—
Conversion of Axle Options	150,459	43.11
Granted	162,465	100.00
Exercised	—	N/A
Forfeited	(2,771)	82.48
Cancelled	(404)	69.70

Outstanding at December 31, 2007	309,749	$72.57	7.9 years	$27.9

Exercisable at December 31, 2007	132,502	$39.42	5.6 years	$16.3

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

The intrinsic value presented in the table above represents the amount by which the market value of the underlying stock exceeds the exercise price of the option at December 31, 2007. The intrinsic value changes whenever the fair value of the Company changes. The market value at December 31, 2007 was developed in consultation with independent valuation specialists. The fair value of all vested and exercisable service options at December 31, 2007 was $21.6 million.

Service options are accounted for as equity awards and, as such, compensation expense is measured based on the fair value of the award at the date of grant and recognized over the four year service period, using the straight-line attribution method. The grant date fair value of the service options granted in August 2007 was $35.70 per share, and was estimated using the Black-Scholes option pricing model and the following assumptions:

Assumptions
Risk-free interest rate	4.255%
Expected life	4 years
Expected volatility	38.0%
Dividend yield	0%

Risk-free interest rate—This is the yield on U.S. Treasury Securities posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected life—years—This is the period of time over which the options granted are expected to remain outstanding. Options granted by KAR had a maximum term of ten years. An increase in the expected life will increase compensation expense.

Expected volatility—Actual changes in the market value of stock are used to calculate the volatility assumption. As KAR Holdings is a new nonpublic entity, the expected volatility used was determined based on an examination of the historical volatility of the stock price of ADESA, the volatility of selected comparable companies and other relevant factors. An increase in the expected volatility will increase compensation expense.

Dividend yield—This is the annual rate of dividends per share over the exercise price of the option. An increase in the dividend yield will decrease compensation expense.

The Company recorded compensation expense of $0.5 million related to the service options granted in 2007 and $0.4 million related to the service options converted from Axle Holdings. As of December 31, 2007, there was approximately $5.6 million of total unrecognized compensation expense related to nonvested service options (new and converted) which is expected to be recognized over a weighted average term of 3.4 years. This unrecognized compensation expense only includes the cost of those service options expected to vest, as the Company estimates expected forfeitures in accordance with SFAS 123(R). An increase in estimated forfeitures would decrease compensation expense.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes exit option activity under the Plan for the year ended December 31, 2007:

Exit Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2007	—	$—
Conversion of Axle Options	80,023	67.96
Granted	487,397	100.00
Exercised	—	N/A
Forfeited	(9,934)	79.21
Cancelled	—	N/A

Outstanding at December 31, 2007	557,486	$95.74	9.4 years	$37.3

The intrinsic value presented in the table above represents the amount by which the market value of the underlying stock exceeds the exercise price of the option at December 31, 2007. The intrinsic value changes whenever the fair value of the Company changes. The market value at December 31, 2007 was developed in consultation with independent valuation specialists.

The weighted average grant date fair value of the exit options granted during the year ended December 31, 2007 was $4.90. As the ultimate exercisability of the exit options is contingent upon an event (specifically, a change in control), the compensation expense related to the exit options will not be recognized until such an event is consummated.

KAR LLC Override Units

KAR LLC owns 100% of the outstanding shares of KAR Holdings. The KAR LLC operating agreement provides for override units in the LLC to be granted and held by certain designated employees of the Company. Upon an exit event as defined by the LLC operating agreement, and at any other time determined by the board, holders of the override units will receive a cash distribution from KAR LLC.

Two types of override units were created by the KAR LLC operating agreement: (1) operating units, which vest in four equal installments commencing on the first anniversary of the grant date based upon service, and (2) value units, which are eligible for distributions upon attaining certain performance hurdles. The number of value units eligible for distributions will be determined based on the strike price and certain performance hurdles based on the Equity Sponsors and other investors’ achievement of certain multiples on their original indirect equity investment in KAR Holdings subject to an internal rate of return minimum at the time of distribution.

There were approximately 0.1 million operating units awarded and 0.4 million value units awarded to employees of the Company in June 2007 with a strike price equal to $100 for the override units. The following table summarizes the KAR LLC override unit activity for the year ended December 31, 2007:

Override Units:	Operating Units	Value Units
Outstanding at January 1, 2007	—	—
Granted	121,046	363,139
Vested	—	—
Forfeited	—	—

Outstanding at December 31, 2007	121,046	363,139

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

The grant date fair value of the operating units and value units was $36.90 and $45.21, respectively. The fair value of each operating unit was estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each value unit was estimated on the date of grant using a lattice-based valuation model.

The compensation expense of KAR LLC, which is for the benefit of Company employees, will result in a capital contribution from KAR LLC to the Company and compensation expense for the Company. Compensation expense related to the operating units is recognized using the straight-line attribution method and resulted in $1.0 million for the period April 20, 2007 through December 31, 2007. As of December 31, 2007, there was approximately $6.5 million of total unrecognized compensation expense related to nonvested operating units which is expected to be recognized over a weighted average term of 3.5 years.

The Company has not recorded compensation expense related to the value units and none will be recognized until it becomes probable that the performance conditions associated with the value units will be achieved.

Note 5—Allowance for Credit Losses and Doubtful Accounts

The following is a summary of the changes in the allowance for credit losses related to finance receivables held for investment (in millions):

For the Period April 20 – December 31, 2007
Allowance for Credit Losses
Balance at beginning of period	$7.3
Provision for credit losses	1.1
Recoveries	0.4
Less charge-offs	(1.5)
Other	0.2

Balance at end of period	$7.5

AFC’s allowance for credit losses includes estimated losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries. Additionally, an accrued liability of $4.3 million for estimated losses for loans sold by AFC Funding is recorded at December 31, 2007. These loans were sold to a bank conduit facility with recourse to AFC Funding and will come back on the balance sheet of AFC Funding at fair market value if they prove to become ineligible under the terms of the collateral arrangement with the bank conduit facility.

The following is a summary of changes in the allowance for doubtful accounts related to trade receivables (in millions):

For the Period April 20 – December 31, 2007
Allowance for Doubtful Accounts
Balance at beginning of period	$5.2
Provision for credit losses	2.1
Less net charge-offs	(1.0)

Balance at end of period	$6.3

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Recoveries of trade receivables were netted with charge-offs, as they were not material. Changes in the Canadian exchange rate did not have a material effect on the allowance for doubtful accounts.

Note 6—Finance Receivables

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary (“AFC Funding Corporation”), established for the purpose of purchasing AFC’s finance receivables. The securitization agreement allows for the revolving sale by AFC Funding Corporation to a bank conduit facility of up to a maximum of $750 million in undivided interests in certain eligible finance receivables subject to committed liquidity. The agreement expires on April 20, 2012. AFC Funding Corporation had committed liquidity of $600 million at December 31, 2007. Receivables that AFC Funding sells to the bank conduit facility qualify for sales accounting for financial reporting purposes pursuant to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and as a result are not reported on the Company’s Consolidated Balance Sheet.

At December 31, 2007, AFC managed total finance receivables of $847.9 million, of which $746.1 million had been sold without recourse to AFC Funding Corporation. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $522.0 million at December 31, 2007. Finance receivables include $29.4 million classified as held for sale and $225.0 million classified as held for investment at December 31, 2007. Finance receivables classified as held for investment include $91.0 million related to receivables that were sold to the bank conduit facility that were repurchased by AFC at fair market value when they became ineligible under the terms of the collateral agreement with the bank conduit facility. The face amount of these receivables was $99.3 million at December 31, 2007.

AFC’s allowance for losses of $7.5 million at December 31, 2007, includes an estimate of losses for finance receivables held for investment. Additionally, accrued liabilities of $4.3 million for the estimated losses for loans sold by the special purpose subsidiary were recorded at December 31, 2007. These loans were sold to a bank conduit facility with recourse to the special purpose subsidiary and will come back on the balance sheet of the special purpose subsidiary at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility.

The outstanding receivables sold, the retained interests in finance receivables sold and a cash reserve equal to 1 percent of total sold receivables serve as security for the receivables that have been sold to the bank conduit facility. After the occurrence of a termination event, as defined in the agreement, the bank conduit facility may, and could, cause the stock of AFC Funding Corporation to be transferred to the bank conduit facility, though as a practical matter the bank conduit facility would look to the liquidation of the receivables under the transaction documents as their primary remedy.

Proceeds from the revolving sale of receivables to the bank conduit facility are used to fund new loans to customers. AFC and AFC Funding Corporation must maintain certain financial covenants including, among others, limits on the amount of debt AFC can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates the financial covenants of the Company’s credit facility. At December 31, 2007, the Company was in compliance with the covenants contained in the securitization agreement.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following illustration presents quantitative information about delinquencies, credit losses less recoveries (“net credit losses”) and components of securitized financial assets and other related assets managed. For purposes of this illustration, delinquent receivables are defined as receivables 31 days or more past due.

(in millions)	December 31, 2007
	Principal Amount of:
	Receivables	Receivables Delinquent	Net Credit Losses From April 20 – December 31, 2007
Floorplan receivables	$234.3	$10.2	$0.9
Special purpose loans	20.1	—	0.2

Finance receivables held	$254.4	$10.2	$1.1

Receivables sold	522.0

Retained interests in finance receivables sold	71.5

Total receivables managed	$847.9

The net credit losses for receivables sold approximated $15.5 million.

The following table summarizes certain cash flows received from and paid to the special purpose subsidiaries:

For the Period April 20 – December 31,
2007
Proceeds from sales of finance receivables	$3,456.6
Servicing fees received	$12.1
Proceeds received on retained interests in finance receivables sold	$87.6

The Company’s retained interests in finance receivables sold, including a nominal interest only strip, amounted to $71.5 million at December 31, 2007. Sensitivities associated with the Company’s retained interests were insignificant at all periods presented due to the short-term nature of the asset.

Note 7—Goodwill and Other Intangible Assets

Goodwill represents the excess cost over fair value of identifiable net assets of businesses acquired. At December 31, 2007, there was $1,617.6 million of goodwill recorded on the Company’s Consolidated Balance Sheet that was recorded as a result of the merger transactions, post merger acquisitions and contingent consideration related to prior year acquisitions. The analysis of the fair value estimates is continuing to be refined in accordance with SFAS 141. As additional information becomes available and as actual results vary from these preliminary estimates, the underlying assets or liabilities may need to be adjusted, thereby impacting intangible asset and amortization estimates, as well as goodwill. Goodwill has increased since the merger transactions primarily as a result of 2007 acquisitions, additional consideration for 2006 acquisitions, as required by certain purchase agreements, and changes in the Canadian exchange rate.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Goodwill consisted of the following at December 31, 2007 (in millions):

Carrying Amount
ADESA Auctions
Acquisition of ADESA	$785.9
Increase for 2007 acquisitions	20.8

806.7
IAAI
Contribution of IAAI	445.4
Increase for prior year acquisitions	7.0

452.4
AFC
Acquisition of ADESA	358.5

$1,617.6

The gross carrying amount of customer relationships has increased since the date of the merger as a result of changes in the Canadian exchange rate and acquisitions. Customer relationships consisted of the following at December 31, 2007 (in millions):

	Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	11 – 19	$889.3	($44.9)	$844.4

The gross carrying amount of other intangible assets has increased since the date of the merger as a result of computer software additions and acquisitions. A summary of other intangibles is as follows at December 31, 2007 (in millions):

	Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Tradenames	Indefinite	$190.4	$ —	$190.4
Computer software	3 – 7	61.3	(7.7)	53.6
Covenants not to compete	1 – 5	15.4	(8.0)	7.4

Total		$267.1	($15.7)	$251.4

Amortization expense for other intangibles was $60.7 million for the period April 20, 2007 through December 31, 2007. Estimated amortization expense for the next five years is $85.9 million for 2008, $79.1 million for 2009, $77.6 million for 2010, $75.3 million for 2011 and $70.3 million for 2012.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 8—Property and Equipment

Property and equipment consisted of the following (in millions):

	Useful Lives (in years)	December 31, 2007
Land		$330.1
Buildings	3 – 40	193.1
Land improvements	1 – 20	99.5
Building and leasehold improvements	1 – 33	92.5
Furniture, fixtures and equipment	1 – 10	78.0
Vehicles	1 – 6	13.3
Construction in progress		32.5

		839.0
Accumulated depreciation		(65.8)

Property and equipment, net		$773.2

As discussed in Note 1, in connection with the merger transactions, the property and equipment of the Company was revalued at fair value based on preliminary estimates and assumptions, resulting in adjusted basis, and the elimination of the related accumulated depreciation.

Depreciation expense for the period April 20, 2007 through December 31, 2007 was $65.9 million.

In 2003, ADESA entered into a capital lease for the new Atlanta auction facility in conjunction with the purchase of development revenue bonds. The assets included above under this capital lease are summarized below (in millions):

Classes of Property	December 31, 2007
Land	$16.8
Buildings	9.6
Land improvements	3.8
Furniture, fixtures and equipment	2.2

32.4
Accumulated depreciation	(1.4)

Capital lease assets	$31.0

Assets held under this capital lease are depreciated in a manner consistent with the Company’s depreciation policy for owned assets.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 9—Long-Term Debt

Long-term debt consisted of the following (in millions):

	Interest Rate	Maturity	December 31, 2007
Term Loan B	LIBOR + 2.25%	October 19, 2013	$1,557.2
$300 million revolving credit facility	LIBOR + 2.25%	April 19, 2013	—
Floating rate senior notes	LIBOR + 4.00%	May 01, 2014	150.0
Senior notes	8 3/4%	May 01, 2014	450.0
Senior subordinated notes	10%	May 01, 2015	425.0
Capital lease obligation	5.0%	December 01, 2013	34.5
Canadian line of credit	Prime or BA + 1%	August 31, 2008	—

Total debt			2,616.7
Less current portion of long-term debt			15.6

Long-term debt			$2,601.1

The weighted average interest rate on the Company’s variable rate debt was 7.6% at December 31, 2007 and the weighted average interest rate on all borrowings was 8.2% at December 31, 2007.

Credit Facilities

As part of the merger transactions, the Company entered into new senior secured credit facilities, comprised of a $300.0 million revolving credit facility and a $1,565.0 million term loan. The senior secured credit facilities are guaranteed by KAR Holdings, LLC and each of the Company’s direct and indirect present and future material domestic subsidiaries, subject to certain exceptions (excluding among others, AFC Funding Corporation). The senior secured credit facilities are secured by a perfected first priority security interest in, and mortgages on, all present and future tangible and intangible assets of the Company and the guarantors, and the capital stock of the Company and each of its direct and indirect material domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries.

The term loan is payable in quarterly installments equal to 0.25% of the initial aggregate principal amount, and began September 30, 2007, with the balance payable at maturity. The senior secured credit facilities are subject to mandatory prepayments and reduction in an amount equal to (i) the net proceeds of certain debt offerings, asset sales and certain insurance recovery events; and, (ii) for any fiscal year ending on or after December 31, 2008, any excess cash flow as defined, subject to reduction based on the Company’s achievement of specified consolidated senior leverage ratios as defined in the credit agreement.

Under the terms of the credit agreement, interest rates and borrowings are based upon, at the Company’s option, LIBOR or prime rates plus the applicable margin. The terms of the agreement include a 0.5% commitment fee based on unutilized amounts, letter of credit fees and agency fees. The agreement includes covenants that, among other things, limit or restrict the Company’s and its subsidiaries’ abilities to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, including the senior notes, pay dividends, create liens, make equity or debt investments, make acquisitions, modify the terms of the indenture, engage in mergers, make capital expenditures and engage in certain transactions with affiliates. The agreement also requires the Company to have at least 50% of the aggregate principal amount of the notes and the term loan subject to either a fixed interest rate or interest rate protection for a period of not less than two years from the date of entering into the interest rate hedge agreement. In addition, the senior secured credit facilities are subject to a senior secured leverage ratio test, provided there are revolving commitments outstanding. The Company was in compliance with the covenants at December 31, 2007.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

The revolver was entered into for working capital and general corporate purposes. There were no borrowings under the revolver at the time of the merger or during the year ended December 31, 2007, although the Company did have related outstanding letters of credit in the aggregate amount of $17.5 million as of December 31, 2007.

Senior Notes

As part of the merger transactions, the Company issued $450.0 million of 8  3/4 % senior notes and $150.0 million of floating rate senior notes both of which are due May 1, 2014. In addition, the Company issued $425.0 of 10% senior subordinated notes due May 1, 2015. The floating rate notes are non-callable for two years, after which they are callable at a premium declining ratably to par at the end of year four. Interest on the floating rate notes is payable quarterly in arrears and commenced on August 1, 2007. The fixed rate notes are non-callable for three years, after which they are callable at a premium declining ratably to par at the end of year six. Interest on both the fixed rate notes and the senior subordinated notes is payable semi-annually in arrears, and commenced on November 1, 2007.

On February 14, 2008, a registration statement filed pursuant to the Securities Act of 1933, as amended, registering the exchange offer of the senior notes and the senior subordinated notes became effective.

The notes contain covenants that among other things, limit the issuance of additional indebtedness, the incurrence of liens, the repurchase of stock, making certain investments, the payment of dividends or other distributions, distributions from certain subsidiaries, the sale of assets and subsidiary stock, transactions with affiliates and consolidations, mergers and transfers of assets. All of these limitations and prohibitions, however, are subject to a number of important qualifications set forth in the indentures.

Canadian Line of Credit

A C$8 million line of credit is available to ADESA Canada. The line of credit bears interest at a rate equal to the prime rate or the BA rate (Canadian Bankers Acceptance Rate) plus one percent, at the borrower’s option. Letters of credit reducing the available line of credit were approximately C$2.5 million at December 31, 2007. The line of credit is guaranteed by certain ADESA Canada companies and is secured by a first priority security interest in the obligor’s accounts receivable.

Future Principal Payments

At December 31, 2007 aggregate future principal payments on long-term debt are as follows (in millions):

2008	$15.6
2009	15.6
2010	15.6
2011	15.6
2012	15.6
Thereafter	2,538.7

$2,616.7

Note 10—Financial Instruments

The Company’s derivative activities are initiated within the guidelines of documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative or trading purposes.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Interest Rate Risk Management

The Credit Agreement of KAR Holdings requires that at least 50% of the aggregate principal amount of the notes and the term loans be fixed by means of interest rate protection for a period of not less than 2 years. As such, the Company uses an interest rate swap agreement to manage its exposure to interest rate movements. In July 2007, the Company entered into an interest rate swap agreement with a notional amount of $800 million to manage its exposure to interest rate movements on its variable rate Term Loan B credit facility. The interest rate swap agreement matures on June 30, 2009 and effectively results in a fixed LIBOR interest rate of 5.345% on $800 million of the Term Loan B credit facility.

The Company has designated its interest rate swap agreement as a cash flow hedge. The fair value of the interest rate swap agreement is estimated using pricing models widely used in financial markets and represents the estimated amount the Company would receive or pay to terminate the agreement at the reporting date. At December 31, 2007, the fair value of the interest rate swap agreement was a $17.9 million unrealized loss recorded in “Other liabilities” on the Consolidated Balance Sheet. Changes in the fair value of interest rate swap agreements designated as cash flow hedges are recorded in “Other comprehensive income”. Unrealized gains or losses on the interest rate swap agreement are included as a component of “Accumulated other comprehensive income”. At December 31, 2007, there was a net unrealized loss totaling $11.3 million, net of taxes of $6.6 million.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, finance receivables, trade receivables and interest rate swap agreements. The Company maintains cash and cash equivalents, short-term investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and companies and limits the amount of credit exposure with any one institution. Cash and cash equivalents include interest-bearing investments with maturities of three months or less. Due to the nature of the Company’s business, substantially all trade and finance receivables are due from vehicle dealers, salvage buyers, institutional sellers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of customers to which it grants credit terms in the normal course of business. In the event of nonperformance by counterparties to financial instruments the Company is exposed to credit-related losses, but management believes this credit risk is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Financial Instruments

The carrying amounts of trade receivables, finance receivables, other current assets, accounts payable, accrued expenses and borrowings under the Company’s short-term revolving line of credit facilities approximate fair value because of the short-term nature of those instruments.

The fair value of the Company’s notes receivable is determined by calculating the present value of expected future cash receipts associated with these instruments. The discount rate used is equivalent to the current rate offered to the Company for notes of similar maturities. As of December 31, 2007, the fair value of the Company’s notes receivable approximated the carrying value.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

The fair value of the Company’s long-term debt is determined by calculating the present value of expected future cash outlays associated with the debt instruments. The discount rate used is equivalent to the current rate offered to the Company for debt of the same maturities. As of December 31, 2007, the fair value of the Company’s long-term debt amounted to $2,427.7 million. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

Note 11—Leasing Agreements

The Company leases property, computer equipment and software, automobiles, trucks and trailers, pursuant to operating lease agreements with terms expiring through 2031. Some of the leases contain renewal provisions upon the expiration of the initial lease term, as well as fair market value purchase provisions. In accordance with SFAS 13 Accounting for Leases, rental expense is being recognized ratably over the lease period, including those leases containing escalation clauses. The deferred portion of the rent, for the leases containing escalation clauses, is included in “Other liabilities” on the Consolidated Balance Sheet. Total future minimum lease payments for non-cancellable operating leases with terms in excess of one year (excluding renewable periods) as of December 31, 2007 are as follows (in millions):

2008	$50.0
2009	47.4
2010	43.5
2011	40.3
2012	36.6
Thereafter	260.0

$477.8

Total lease expense for the period April 20, 2007 through December 31, 2007 was $42.3 million.

Note 12—Income Taxes

The components of the provision for income taxes are as follows for the period ended (in millions):

For the Period April 20 – December 31, 2007
Income before income taxes:
Domestic	($72.4)
Foreign	24.1

Total	($48.3)

Income tax expense (benefit):
Current:
Federal	$1.6
Foreign	8.6
State	1.6

Total current provision	11.8

Deferred:
Federal	(17.9)
Foreign	(2.7)
State	(1.2)

Total deferred provision	(21.8)

Income tax benefit	($10.0)

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

The provision for income taxes was different from the U.S. federal statutory rate applied to income before taxes, and is reconciled as follows for the period ended:

For the Period April 20 – December 31, 2007
Statutory rate	35.0%
State and local income taxes, net	(0.8%)
Reserves for tax exposures	(2.6%)
International operations	(5.2%)
Stock-based compensation	(4.2%)
Other, net	(1.5%)

Effective rate	20.7%

During the 2007 period, the effective tax rate was adversely impacted by foreign repatriations and certain stock-based compensation.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets (liabilities) are comprised of the following at the period ended (in millions):

December 31, 2007
Gross deferred tax assets:
Allowances for trade and finance receivables	$8.2
Accruals and liabilities	22.7
Employee benefits and compensation	11.2
Interest rate swap	6.6
Net operating loss carryforwards	34.9
Investment basis difference	4.9
Other	1.3

Total deferred tax assets	89.8

Deferred tax asset valuation allowance	(8.2)

Total	81.6

Gross deferred tax liabilities:
Property and equipment	(35.2)
Goodwill and intangible assets	(389.9)
Other	(5.3)

Total	(430.4)

Net deferred tax liabilities	($348.8)

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

The gross tax benefit from state and federal net operating loss carryforwards expire as follows (in millions):

2008	$0.3
2009	—
2010	0.1
2011	0.7
2012	0.5
2013 to 2026	33.3

$34.9

Undistributed earnings of the Company’s foreign subsidiaries were approximately $32.0 million in 2007. Because these amounts have been or will be reinvested in properties and working capital, the Company has not recorded the deferred taxes associated with these earnings.

The Company received refunds, net of federal income tax payments, of $0.1 million in 2007. State and foreign income taxes paid by the Company, net of refunds, totaled $18.2 million in 2007.

The Company applies the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No 109 (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on income tax returns. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at April 20, 2007	$28.0
Increase in prior year tax positions	1.3
Decrease in prior year tax positions	(0.5)
Increase in current year tax positions	0.4
Settlements	(0.1)
Lapse in statute of limitations	(2.1)

Balance at December 31, 2007	$27.0

Included in the balance of unrecognized tax benefits at the end of 2007 are potential benefits of $25.6 million that, if recognized, would be recorded as an adjustment to goodwill.

The Company records interest and penalties associated with the uncertain tax positions within its provision for income taxes on the income statement. As of December 31, 2007, the Company had reserves totaling $3.6 million associated with interest and penalties, net of tax.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, U.S. and non-U.S. tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities in the U.S. and Canada. In general, the examination of the Company’s material tax returns is completed for the years prior to 2001.

A number of foreign and state examinations are currently ongoing. It is possible that these examinations may be resolved within twelve months. Due to the potential for resolution of state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that the Company’s gross unrecognized tax benefits balance may change within the next twelve months by a range of zero to $6.0 million.

Note 13—Comprehensive Loss

The components of comprehensive loss are as follows (in millions):

For the Period April 20 – December 31, 2007
Net loss	($38.3)
Other comprehensive income, net of tax
Foreign currency translation gain	38.2
Unrealized loss on interest rate swaps	(11.3)
Unrealized gain on postretirement benefit obligation	0.2

Comprehensive loss	($11.2)

The composition of “Accumulated other comprehensive income” at December 31, 2007 consisted of the net unrealized loss on the interest rate swap of $11.3 million, a $0.2 million unrealized gain on postretirement benefit obligation and foreign currency translation gains of $38.2 million.

Note 14—Segment Information

SFAS 131, Disclosures about Segments of an Enterprise and Related Information, requires reporting of segment information that is consistent with the manner in which the chief operating decision maker operates and views the Company. Prior to April 19, 2007, ADESA, Inc.’s operations were grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. These three operating segments were aggregated into two reportable business segments: Auction Services Group (used vehicle auctions and Impact salvage auctions) and Dealer Services Group (AFC and related businesses). Prior to April 19, 2007, IAAI operated in a single business segment.

As part of the merger transaction, KAR Holdings established three reportable business segments: ADESA Auctions, IAAI and AFC. ADESA’s Impact salvage auctions operating segment was combined with IAAI. These reportable segments offer different services and are managed separately based on the fundamental differences in their operations.

ADESA Auctions encompasses all wholesale auctions throughout North America (U.S. and Canada). ADESA Auctions relates to used vehicle remarketing, whether it be auction services, remarketing, or make ready services and all are interrelated, synergistic elements along the auto remarketing chain.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

IAAI encompasses all salvage auctions throughout North America (U.S. and Canada). IAAI provides insurance companies and other vehicle suppliers cost-effective salvage processing solutions, including selling total loss and recovered theft vehicles. As such, IAAI relates to total loss vehicle remarketing, whether its auction services, remarketing, or make ready services. All are interrelated, synergistic elements along the total loss vehicle remarketing chain.

AFC is primarily engaged in the business of providing short-term, inventory-secured financing to independent, used vehicle dealers. AFC also includes other businesses and ventures that AFC may enter into, focusing on providing independent used vehicle dealer customers with other related services and products. AFC conducts business primarily at or near wholesale used vehicle auctions in the U.S. and Canada.

The holding company is maintained separately from the three reportable segments and includes expenses associated with the corporate office, such as salaries, benefits, and travel costs for the corporate management team, certain human resources, information technology and accounting costs, and incremental insurance, treasury, legal and risk management costs. Holding company interest includes the interest incurred on the corporate debt structure. Costs incurred at the holding company are not allocated to the three business segments.

Financial information regarding the KAR Holdings’ reportable segments is set forth below for the period April 20, 2007 through December 31, 2007 (in millions):

	ADESA Auctions	IAAI	AFC	Holding Company	Consolidated
Operating revenues	$677.7	$330.1	$95.0	$—	$1,102.8

Operating expenses
Cost of services (exclusive of depreciation and amortization)	386.1	219.0	22.3	—	627.4
Selling, general and administrative	142.8	44.9	10.7	44.0	242.4
Depreciation and amortization	64.6	40.0	17.8	4.2	126.6

Total operating expenses	593.5	303.9	50.8	48.2	996.4

Operating profit (loss)	84.2	26.2	44.2	(48.2)	106.4
Interest expense (income)	1.4	(0.2)	—	161.1	162.3
Other (income) expense, net	(4.4)	(0.4)	—	(2.8)	(7.6)
Intercompany	20.2	22.2	1.1	(43.5)	—

Income (loss) before income taxes	67.0	4.6	43.1	(163.0)	(48.3)
Income taxes	30.0	2.4	17.2	(59.6)	(10.0)

Net income (loss)	$37.0	$2.2	$25.9	($103.4)	($38.3)

Assets	$2,851.8	$1,119.4	$960.3	($400.7)	$4,530.8

Capital expenditures	$33.4	$28.6	$0.7	$—	$62.7

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Geographic Information

Most of the Company’s operations outside the U.S. are in Canada. Information regarding the geographic areas of the Company’s operations is set forth below (in millions):

For the Period April 20 – December 31, 2007
Operating revenues
U.S.	$908.6
Foreign	194.2

$1,102.8

December 31, 2007
Long-lived assets
U.S.	$3,348.1
Foreign	244.4

$3,592.5

No single customer accounted for more than ten percent of the Company’s total revenues.

Note 15—Employee Benefit Plans

401(k) Plan

The Company maintains a defined contribution 401(k) plan that covers substantially all U.S. employees. Participants are generally allowed to make non-forfeitable contributions up to the annual IRS limits. Throughout 2007, ADESA matched 100 percent of the amounts contributed by each individual participant up to 3 percent of the participant’s compensation and 50 percent of the amounts contributed between 3 percent and 5 percent of the participant’s compensation. Throughout 2007, IAAI matched 100 percent of the amounts contributed by each individual participant up to 4 percent of the participant’s compensation. The Company adopted the IAAI matching policy effective January 1, 2008. Participants are 100 percent vested in the Company’s contributions. For the period April 20, 2007 through December 31, 2007, the Company contributed $4.0 million.

Postretirement Benefits

IAAI assumed the obligation for certain health care and death benefits for the retired employees of Underwriters Salvage Company (“USC”) in connection with the acquisition of the capital stock of USC.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

KAR Holdings, Inc. applies the applicable provisions of SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB Statements No. 87, 88, 106 and 132(R). This statement requires employers to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. A reconciliation of the funded status of this plan follows with a measurement date of December 31, 2007:

December 31, 2007
Benefit Obligation and Funded Status:
Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation at date of merger	$1.1
Interest cost	0.1
Actuarial (gain) or loss	(0.3)
Benefits paid	(0.1)

Accumulated postretirement benefit obligation at end of year	0.8
Change in plan assets:
Benefits paid	(0.1)
Employer contributions	0.1

Fair value of assets at the end of the year	—
Net amount recognized:
Funded status	(0.8)
Unrecognized net (gain) or loss	—

Net amount recognized	(0.8)
Net asset (liability) recognized in the balance sheet at year end after applying SFAS 158:
Non-current assets	—
Current liabilities	(0.1)
Non-current liabilities	(0.7)

Total net asset (liability)	(0.8)
Amounts recognized as a charge against accumulated other comprehensive income after applying SFAS 158:
Transition obligation (asset)	—
Prior service cost (credit)	—
Net (gain) loss	(0.3)

Total	($0.3)

Weighted average assumptions at the end of the year:
Discount rate	5.70%
Benefit Obligation Trends:
Assumed health care cost trend rates:
Health care cost trend rates assumed for next year	9.00%
Ultimate rate	5.00%
Year that the ultimate rate is reached	2016
Net Periodic Pension Trends:
Assumed health care cost trend rates:
Health care cost trend rates assumed for current year	7.00%
Ultimate rate	5.00%
Year that the ultimate rate is reached	2009

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Net periodic benefit cost (income) is summarized as follows:

2007
Net Periodic Benefit Cost (Income)
Interest cost	$0.1
Amortization of net (gain) or loss	—

Total net periodic benefit cost (income)	$0.1

Estimated future benefit payments for the next five years as of December 31, 2007 are as follows:

2008	$0.1
2009	0.1
2010	0.1
2011	0.1
2012	0.1
Thereafter	0.3

$0.8

Effective January 20, 1994, the date of the USC acquisition, IAAI discontinued future participation for active employees. The contribution for 2008 is expected to be $0.1 million.

Note 16—Related Party Transactions

The Equity Sponsors own the controlling interest in KAR LLC. Under the terms of the financial advisory agreements between the Equity Sponsors and KAR Holdings, upon completion of the merger and contribution, KAR Holdings (1) paid the Equity Sponsors a total fee of $34.7 million and (2) commenced paying an annual financial advisory fee of $3.5 million, payable quarterly in advance to the Equity Sponsors (with the first such fee, prorated for the remainder of the then current quarter, paid at the closing of the merger), for services to be provided by each of the Equity Sponsors to KAR Holdings. The ongoing financial advisory fee will be paid to the Equity Sponsors pursuant to the terms contained in the financial advisory agreements. In addition, the Company pays the Equity Sponsors travel expenses related to KAR Holdings, pursuant to the terms contained in the financial advisory agreements. The Company paid the Equity Sponsors approximately $2.5 million related to the prorated annual financial advisory fee and travel expenses for the period April 20, 2007 through December 31, 2007.

Additionally, the financial advisory agreements provide that KAR Holdings indemnify the Equity Sponsors and their respective officers, directors, partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder) against any and all claims, losses and expenses as incurred arising in connection with the merger and the transactions contemplated by the merger agreement (including the financing of the merger).

On June 14, 2007 the Board of Directors of KAR Holdings, Inc. approved a stock split in the form of a stock dividend pursuant to which 0.00303915 shares of common stock were issued with respect to each share of common stock issued and outstanding on that date.

In the ordinary course of business, the Company has received towing, transportation and recovery services from companies which are controlled by the Company’s chairman and chief executive officer. Amounts paid to these companies were approximately $0.7 million for the period April 20, 2007 through December 31, 2007. The transportation services were provided at terms consistent with those of other providers of similar services.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 17—Commitments and Contingencies

The Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. The Company accrues an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies including litigation and environmental matters are included in “Other accrued expenses” and “Other liabilities” at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information become available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on the Company’s operating results in that period. Legal fees are expensed as incurred.

The Company has accrued, as appropriate, for environmental remediation costs anticipated to be incurred at certain of its auction facilities. Liabilities for environmental matters included in “Other accrued expenses” and “Other liabilities” were $1.9 million at December 31, 2007. No amounts have been accrued as receivables for potential reimbursement or recoveries to offset this liability.

The Company stores a significant number of vehicles owned by various customers that are consigned to the Company to be auctioned. The Company is contingently liable for each consigned vehicle until the eventual sale or other disposition, subject to certain natural disaster exceptions. Individual stop loss and aggregate insurance coverage is maintained on the consigned vehicles. These consigned vehicles are not included in the Consolidated Balance Sheets.

In the normal course of business, the Company also enters into various other guarantees and indemnities in its relationships with suppliers, service providers, customers and others. These guarantees and indemnifications do not materially impact the Company’s financial condition or results of operations, but indemnifications associated with the Company’s actions generally have no dollar limitations and currently cannot be quantified.

As noted above, the Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Such litigation is generally not, in the opinion of management, likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. Legal and regulatory proceedings which could be material are discussed below.

ADESA Importation Services, Inc. Litigation

In January 2002, Johnny Cooper, a former manager of ADESA Importation Services, Inc., filed suit against the Company for breach of contract and breach of other oral agreements. In October 2007, the Company reached a settlement with Johnny Cooper for $3.75 million, all of which has been paid. All amounts were accrued prior to April 20, 2007. There was no effect on the Consolidated Statement of Operations as a result of the settlement.

Auction Management Solutions, Inc.

In March 2005, Auction Management Solutions, Inc. (“AMS”) filed a lawsuit against ADESA, Inc. in U.S. District Court alleging infringement of a patent that pertains to a system and methods that allow remote bidders

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

to participate in a traditional-style, live auction with onsite bidders. The AMS complaint was served upon ADESA in July 2005. The complaint seeks unspecified damages, attorneys’ fees and costs and injunctive relief; however, AMS has provided ADESA with an estimate of damages of approximately $6.1 million. The Company continues to vigorously defend itself against the infringement allegations. The litigation is currently in discovery.

Although the Company believes it has substantial defenses to the AMS claims, there is the potential for an adverse judgment given the risk and uncertainty inherent in litigation. In the event of an adverse decision, the Company does not believe that it would have a material adverse effect on its consolidated financial condition or liquidity but could possibly be material to its consolidated results of operations.

Note 18—Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results that may be expected for the year. As discussed in Note 1, the Company had no operations prior to the merger transactions on April 20, 2007. As such, the quarter ended June 30, 2007 represents the period April 20, 2007 – June 30, 2007.

2007 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues	$—	$310.1	$394.3	$398.4

Operating expenses
Cost of services (exclusive of depreciation and amortization)	—	169.2	221.8	236.3
Selling, general, and administrative expenses	—	63.8	82.5	96.2
Depreciation and amortization	—	27.1	39.6	59.8

Total operating expenses	—	260.1	343.9	392.3

Operating profit	—	50.0	50.4	6.1
Interest expense	—	45.4	59.0	57.9
Other income, net	—	(2.8)	(3.7)	(1.0)

Income before income taxes	—	7.4	(4.9)	(50.8)
Income taxes	—	2.8	3.7	(16.5)

Net income (loss)	$—	$4.6	($8.6)	($34.3)

Note 19—Supplemental Guarantor Information

The Company’s obligations related to its term loan, revolver, 10% senior subordinated notes, 8 3/4% senior notes and floating rate senior notes are guaranteed on a full, unconditional, joint and several basis by certain direct and indirect present and future domestic subsidiaries (the “Guarantor Subsidiaries”). AFC Funding Corporation and all foreign subsidiaries of the Company are not guarantors (the “Non-Guarantor Subsidiaries”). The following financial information sets forth, on a condensed consolidating basis, the balance sheet, statement of operations and statement of cash flows for the year ended December 31, 2007 for KAR Holdings, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at KAR Holdings on a consolidated basis.

The condensed consolidating financial statements are provided as an alternative to filing separate financial statements of the Guarantor Subsidiaries. The condensed consolidating financial statements should be read in conjunction with the consolidated financial statements of KAR Holdings and notes thereto.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Statement of Operations

For the Year ended December 31, 2007

(Operations Commenced April 20, 2007)

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Operating revenues	$—	$814.8	$288.0	$—	$1,102.8

Operating expenses
Cost of services (exclusive of depreciation and amortization)	—	516.6	110.8	—	627.4
Selling, general and administrative	9.2	202.6	30.6	—	242.4
Depreciation and amortization	—	110.2	16.4		126.6

Total operating expenses	9.2	829.4	157.8	—	996.4

Operating profit (loss)	(9.2)	(14.6)	130.2	—	106.4

Interest expense	161.1	1.2	—	—	162.3
Other (income) expense, net	—	(6.4)	(1.2)	—	(7.6)
Intercompany charges	(43.6)	16.6	27.0	—	—

Income (loss) before income taxes	(126.7)	(26.0)	104.4	—	(48.3)

Income taxes (benefit)	(44.8)	3.1	31.7	—	(10.0)

Net income (loss)	($81.9)	($29.1)	$72.7	$—	($38.3)

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Balance Sheet

As of December 31, 2007

(Operations Commenced April 20, 2007)

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Assets
Current assets
Cash and cash equivalents	$—	$172.3	$31.8	$—	$204.1
Restricted cash	—	7.9	9.0	—	16.9
Trade receivables, net of allowances	—	255.8	34.6	(12.1)	278.3
Finance receivables, net of allowances	—	5.1	241.8	—	246.9
Retained interests in finance receivables sold	—	—	71.5	—	71.5
Deferred income tax assets	—	28.6	0.7	—	29.3
Other current assets	0.3	46.0	8.5	—	54.8

Total current assets	0.3	515.7	397.9	(12.1)	901.8

Other assets
Investments in and advances to affiliates, net	2,696.3	131.5	—	(2,827.8)	—
Goodwill	—	1,613.3	4.3	—	1,617.6
Customer relationships, net of accumulated amortization	—	706.8	137.6	—	844.4
Other intangible assets, net of accumulated amortization	—	251.1	0.3	—	251.4
Unamortized debt issuance costs	81.6	—	—	—	81.6
Other assets	—	59.2	1.6	—	60.8

Total other assets	2,777.9	2,761.9	143.8	(2,827.8)	2,855.8

Property and equipment, net of accumulated depreciation	—	615.6	157.6	—	773.2

Total assets	$2,778.2	$3,893.2	$699.3	($2,839.9)	$4,530.8

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Balance Sheet—(Continued)

As of December 31, 2007

(Operations Commenced April 20, 2007)

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$283.6	$21.3	($12.1)	$292.8
Accrued employee benefits and compensation expenses	—	46.9	7.9	—	54.8
Accrued interest	16.4	—	—	—	16.4
Other accrued expenses	1.1	72.2	6.8	—	80.1
Income taxes payable	—	—	—	—	—
Current maturities of long-term debt	15.6	—	—	—	15.6

Total current liabilities	33.1	402.7	36.0	(12.1)	459.7

Non-current liabilities
Investments by and advances from affiliates, net	—	—	55.9	(55.9)	—
Long-term debt	1,823.5	591.4	186.2	—	2,601.1
Deferred income tax liabilities	(6.6)	344.1	40.6	—	378.1
Other liabilities	23.7	53.1	1.5	—	78.3

Total non-current liabilities	1,840.6	988.6	284.2	(55.9)	3,057.5

Commitments and contingencies	—	—	—	—	—

Stockholders’ equity
Total stockholders’ equity	904.5	2,501.9	379.1	(2,771.9)	1,013.6

Total liabilities and stockholders’ equity	$2,778.2	$3,893.2	$699.3	($2,839.9)	$4,530.8

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Statement of Cash Flows

For the Year ended December 31, 2007

(Operations Commenced April 20, 2007)

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Net cash (used by) provided by operating activities	($243.6)	$288.1	$52.3	$—	$96.8

Investing activities
Net decrease (increase) in finance receivables held for investment	—	3.4	0.4	—	3.8
Acquisition of ADESA, net of cash acquired	(2,272.6)	—	—	—	(2,272.6)
Acquisition of businesses, net of cash acquired	—	(31.7)	(4.9)	—	(36.6)
Purchases of property, equipment and computer software	—	(55.1)	(7.6)	—	(62.7)
Purchase of other intangibles	—	(0.1)	—	—	(0.1)
Proceeds from the sale of property, equipment and computer software	—	0.1	—	—	0.1
Transfer from (to) restricted cash	—	(7.9)	(9.0)	—	(16.9)

Net cash used by investing activities	(2,272.6)	(91.3)	(21.1)	—	(2,385.0)
Financing activities
Net decrease in book overdrafts	—	(23.3)	1.3	—	(22.0)
Repayment of ADESA debt	(318.0)	—	—	—	(318.0)
Repayment of IAAI debt	(367.7)	—	—	—	(367.7)
Proceeds from long-term debt	2,590.0	—	—	—	2,590.0
Payments for debt issuance costs	(90.8)	—	—	—	(90.8)
Payments on long-term debt	(7.8)	(1.0)	(1.0)	—	(9.8)
Payments on capital leases	—	(0.2)	—	—	(0.2)
Proceeds from issuance of common stock, net of costs	710.5	—	—	—	710.5

Net cash provided by financing activities	2,516.2	(24.5)	0.3	—	2,492.0
Effect of exchange rate changes on cash	—	—	0.3	—	0.3

Net increase in cash and cash equivalents	—	172.3	31.8	—	204.1
Cash and cash equivalents at beginning of period	—	—	—	—	—

Cash and cash equivalents at end of period	$—	$172.3	$31.8	$—	$204.1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ADESA, Inc.:

We have audited the accompanying consolidated balance sheets of ADESA, Inc. and subsidiaries as of April 19, 2007 and December 31, 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for the period ended April 19, 2007 and the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying financial statements of ADESA, Inc. for the year ended December 31, 2005, were audited by other auditors whose report thereon dated March 15, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ADESA, Inc. and subsidiaries as of April 19, 2007 and December 31, 2006, and the results of their operations and their cash flows for the period ended April 19, 2007 and the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 15 to the Consolidated Financial Statements, effective January 1, 2007, the Company changed its method for accounting for uncertainty in income taxes as required by FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. Also, as discussed in Note 3 to the Consolidated Financial Statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payments.

/s/ KPMG LLP

Indianapolis, Indiana

March 26, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ADESA, Inc.:

In our opinion, the accompanying consolidated statements of income, cash flows and stockholders’ equity for the year ended December 31, 2005 present fairly, in all material respects, the results of operations and cash flows of ADESA, Inc. and its subsidiaries (the Company) for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Indianapolis, Indiana

March 15, 2006

ADESA, Inc.

Consolidated Statements of Income

(In millions, except per share data)

	January 1 – April 19, 2007	December 31,
		2006	2005
Operating revenues
Auction services group	$325.4	$959.9	$842.8
Dealer services group	45.9	144.0	126.0

Total operating revenues	371.3	1,103.9	968.8

Operating expenses
Cost of services (exclusive of depreciation and amortization)	187.3	563.8	473.5
Selling, general and administrative	85.5	259.2	227.1
Depreciation and amortization	15.9	46.5	40.8
Aircraft charge	—	3.4	—
Transaction expenses	24.8	6.1	—

Total operating expenses	313.5	879.0	741.4

Operating profit	57.8	224.9	227.4

Interest expense	7.8	27.4	31.2
Other income, net	(1.9)	(6.9)	(8.6)
Loss on extinguishment of debt	—	—	2.9

Income from continuing operations before income taxes	51.9	204.4	201.9

Income taxes	24.9	77.6	75.8

Income from continuing operations	27.0	126.8	126.1

Loss from discontinued operations, net of income taxes	(0.1)	(0.5)	(0.6)

Net income	$26.9	$126.3	$125.5

Earnings per share—basic
Income from continuing operations	$0.30	$1.41	$1.40
Loss from discontinued operations, net of income taxes	—	—	—

Net income	$0.30	$1.41	$1.40

Earnings per share—diluted
Income from continuing operations	$0.29	$1.41	$1.40
Loss from discontinued operations, net of income taxes	—	(0.01)	(0.01)

Net income	$0.29	$1.40	$1.39

Dividends declared per common share (Note 18)	$—	$0.30	$0.30

See notes to consolidated financial statements

ADESA, Inc.

Consolidated Balance Sheets

(In millions)

	April 19, 2007	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$231.8	$195.7
Restricted cash	16.8	7.8
Trade receivables, net of allowances	361.8	192.8
Finance receivables, net of allowances	236.2	203.3
Retained interests in finance receivables sold	72.2	69.6
Deferred income tax assets	22.5	21.9
Other current assets	18.4	17.4

Total current assets	959.7	708.5

Other assets
Goodwill	559.4	557.8
Other intangible assets, net of accumulated amortization	47.0	49.0
Other assets	55.8	62.9

Total other assets	662.2	669.7

Property and equipment, net of accumulated depreciation	597.6	597.1

Total assets	$2,219.5	$1,975.3

See notes to consolidated financial statements

ADESA, Inc.

Consolidated Balance Sheets—(Continued)

(In millions, except share data)

	April 19, 2007	December 31, 2006
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$413.2	$249.6
Accrued employee benefits and compensation expenses	40.2	43.1
Other accrued expenses	87.8	42.1
Income taxes payable	—	11.3
Current maturities of long-term debt	30.0	30.0
Current liabilities of discontinued operations	7.2	7.2

Total current liabilities	578.4	383.3

Non-current liabilities
Long-term debt	315.0	322.5
Deferred income tax liabilities	63.7	58.8
Other liabilities	23.7	7.2

Total non-current liabilities	402.4	388.5

Commitments and contingencies (Note 21)	—	—

Stockholders’ equity
Preferred stock, $0.01 par value:
Authorized shares: 50,000,000
Issued shares: none	—	—
Common stock, $0.01 par value:
Authorized shares: 500,000,000
Issued shares: 94,868,104 (2006 and April 19, 2007)	1.0	1.0
Additional paid-in capital	660.5	673.3
Retained earnings	605.2	580.0
Treasury stock, at cost:
Shares: 4,785,335 (2006)
4,093,395 (April 19, 2007)	(85.9)	(100.4)
Accumulated other comprehensive income	57.9	49.6

Total stockholders’ equity	1,238.7	1,203.5

Total liabilities and stockholders’ equity	$2,219.5	$1,975.3

See notes to consolidated financial statements

ADESA, Inc.

Consolidated Statements of Stockholders’ Equity

(In millions)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2004	94.9	$1.0	$672.0	$382.2	($85.9)	$42.1	$1,011.4
Comprehensive income:
Net income				125.5			125.5
Other comprehensive income, net of tax:
Foreign currency translation						7.9
Unrealized gain on interest rate swaps						0.6

Other comprehensive income							8.5

Comprehensive income							134.0
Cash dividends paid to stockholders				(27.0)			(27.0)
Issuance of common stock under stock plans			(8.2)		18.8		10.6
Stock-based compensation expense			2.4				2.4
Tax benefits from employee stock plans			2.1				2.1
Repurchase of common stock					(43.6)		(43.6)

Balance at December 31, 2005	94.9	$1.0	$668.3	$480.7	($110.7)	$50.6	$1,089.9
Comprehensive income:
Net income				126.3			126.3
Other comprehensive loss, net of tax:
Foreign currency translation						(0.6)
Unrealized loss on interest rate swaps						(0.4)

Other comprehensive loss							(1.0)

Comprehensive income							125.3
Cash dividends paid to stockholders				(27.0)			(27.0)
Issuance of common stock under stock plans			(0.3)		10.4		10.1
Stock-based compensation expense			4.6				4.6
Tax benefits from employee stock plans			0.7				0.7
Repurchase of common stock					(0.1)		(0.1)

Balance at December 31, 2006	94.9	$1.0	$673.3	$580.0	($100.4)	$49.6	$1,203.5
FIN 48 adjustment				(1.7)			(1.7)
Comprehensive income:
Net income				26.9			26.9
Other comprehensive income, net of tax:
Foreign currency translation						8.4
Unrealized loss on interest rate swap						(0.1)

Other comprehensive income							8.3

Comprehensive income							35.2
Issuance of common stock under stock plans			1.2		14.7		15.9
Stock-based compensation expense			6.4				6.4
Settlement of awards under stock plans			(28.4)				(28.4)
Tax benefits from employee stock plans			8.0				8.0
Repurchase of common stock					(0.2)		(0.2)

Balance at April 19, 2007	94.9	$1.0	$660.5	$605.2	($85.9)	$57.9	$1,238.7

See notes to consolidated financial statements

ADESA, Inc.

Consolidated Statements of Cash Flows

(In millions)

	January 1 – April 19, 2007	The Year Ended December 31,
		2006	2005
Operating activities
Net income	$26.9	$126.3	$125.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15.9	46.5	40.8
Bad debt expense	0.9	2.8	1.2
Deferred income taxes	4.3	(5.1)	27.9
Stock-based compensation expense	6.4	5.8	2.8
Aircraft charge	—	3.4	—
Loss on extinguishment of debt	—	—	2.9
Other non-cash, net	1.6	3.0	3.2
Changes in operating assets and liabilities, net of acquisitions:
Finance receivables held for sale	(15.1)	12.6	(24.2)
Retained interests in finance receivables sold	(2.5)	(12.8)	(6.4)
Trade receivables and other assets	(164.6)	(1.5)	(28.3)
Accounts payable and accrued expenses	141.1	9.9	(8.9)

Net cash provided by operating activities	14.9	190.9	136.5
Investing activities
Net (decrease) increase in finance receivables held for investment	(14.8)	(19.5)	4.6
Acquisition of businesses, net of cash acquired	—	(55.8)	(29.1)
Purchases of property, equipment and computer software	(11.3)	(37.1)	(55.3)
Purchase of other intangibles	(0.1)	(0.6)	(1.2)
Proceeds from the sale of property, equipment and computer software	—	—	0.6
Proceeds from the sale of discontinued operations	—	—	3.3
Equity investments	—	(12.6)	(2.0)
Transfer to restricted cash	(9.0)	(2.1)	(0.8)

Net cash used by investing activities	(35.2)	(127.7)	(79.9)
Financing activities
Net (decrease) increase in book overdrafts	46.2	(9.3)	24.2
Net (decrease) increase in borrowings from lines of credit	—	(50.0)	138.0
Payments on long-term debt	(7.5)	(30.0)	(371.6)
Proceeds from long-term debt	—	—	150.0
Payments for debt issuance costs	—	—	(1.7)
Proceeds from issuance of common stock under stock plans	15.0	8.1	10.2
Dividends paid to stockholders	—	(27.0)	(27.0)
Excess tax benefits from stock-based compensation	3.0	0.5	—
Repurchase of common stock	(0.2)	(0.1)	(43.6)

Net cash (used by) provided by financing activities	56.5	(107.8)	(121.5)
Effect of exchange rate changes on cash	(0.1)	0.1	0.6

Net (decrease) increase in cash and cash equivalents	36.1	(44.5)	(64.3)
Cash and cash equivalents at beginning of period	195.7	240.2	304.5

Cash and cash equivalents at end of period	$231.8	$195.7	$240.2

Cash paid for interest	$3.3	$23.8	$27.6
Cash paid for taxes, net of refunds	$7.7	$73.8	$67.7

See notes to consolidated financial statements

ADESA, Inc.

Notes to Consolidated Financial Statements

April 19, 2007 and December 31, 2006 and 2005

Note 1—Business, Nature of Operations and Pending Merger

Business and Nature of Operations

ADESA, Inc. (“ADESA” or the “Company”) is a leading, national provider of wholesale vehicle auction and related vehicle redistribution services for the automotive industry in North America. Redistribution services include a variety of activities designed to transfer used and salvage vehicles between sellers and buyers throughout the vehicle life cycle. The Company facilitates the exchange of these vehicles through an auction marketplace, which aligns sellers and buyers. As an agent for customers, ADESA generally does not take title to or ownership of the vehicles sold at the Company’s auctions. The Company generally earns fees from the seller and buyer on each successful auction transaction in addition to fees earned for ancillary services.

ADESA is the second largest used vehicle auction network in North America, based upon the number of used vehicles sold through auctions annually, and also provides services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification, titling, administrative and salvage recovery services. Through its wholly owned subsidiary Automotive Finance Corporation (“AFC”), the Company also provides short-term inventory-secured financing, known as floorplan financing, to used vehicle dealers. ADESA is able to serve the diverse and multi-faceted needs of its customers through the wide range of services offered at its facilities.

The Company operates a network of 54 wholesale used vehicle auctions, 42 salvage auctions and 89 AFC loan production offices. Used vehicle auctions provide services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification and titling in addition to auctioning of the consigned vehicles. Salvage auctions facilitate the redistribution of damaged vehicles deemed a total loss for insurance or business purposes, as well as recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. The Company’s salvage auction business specializes in providing services such as inbound and outbound logistics, inspections, evaluations, titling and settlement administrative services.

Merger Transaction

On December 22, 2006, the Company entered into a definitive merger agreement to be acquired by a group of private equity funds consisting of affiliates of Kelso & Company, GS Capital Partners, ValueAct Capital and Parthenon Capital. The merger occurred on April 20, 2007 and as part of the agreement, Insurance Auto Auctions, Inc., (“IAAI”) a leading provider of automotive salvage auction and claims processing services in the United States, was contributed to KAR Holdings II, LLC. Both ADESA and IAAI became wholly owned subsidiaries of KAR Holdings, Inc. which is owned by KAR Holdings II, LLC, which is owned by affiliates of the equity funds and management of KAR Holdings, Inc.

The following transactions occurred in connection with the merger:

•	Approximately 90.8 million shares of ADESA’s outstanding common stock converted into the right to receive $27.85 per share in cash;

•

Approximately 3.4 million outstanding options to purchase shares of ADESA’s common stock were cancelled in exchange for payments in cash of $27.85 per underlying share, less the applicable option exercise price;

•	Approximately 0.3 million outstanding restricted stock and restricted stock units of ADESA vested immediately and were paid out in cash of $27.85 per unit;

•	The outstanding principal and accrued interest under ADESA’s existing credit facility and notes were repaid.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

The Company incurred and expensed $24.8 million of costs related to the merger transaction from January 1 through April 19, 2007 and $6.1 million for the year ended December 31, 2006.

Note 2—Basis of Organization and Presentation

ADESA was a wholly owned subsidiary of ALLETE Automotive Services, Inc. (“ALLETE Auto”), a wholly owned subsidiary of ALLETE, Inc. (“ALLETE”) until the second quarter of 2004. ADESA was incorporated in the state of Delaware on January 23, 2004. On May 24, 2004, ADESA Corporation, then a wholly owned subsidiary of ALLETE, was merged into ADESA. The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Initial Public Offering and Subsequent Spin-off from ALLETE

ADESA’s initial public offering of 6,250,000 shares of common stock in June 2004, resulted in proceeds of $136.0 million, net of transaction costs of $14.0 million. The Company used the net proceeds from this offering, together with the net proceeds from the senior subordinated notes offering (proceeds of $121.7, net of transaction costs of $3.3 million) and $275.0 million borrowed under the Company’s credit facility, to repay $75.1 million of outstanding debt to unaffiliated third parties, to pay accrued interest and principal on the $100.0 million intercompany note representing a dividend paid to ALLETE, and to repay all of the Company’s other outstanding intercompany debt owed to ALLETE and its subsidiaries, totaling $105.0 million. In addition, the Company’s two existing senior notes were redeemed on August 18, 2004, for $139.0 million, including $14.0 million of prepayment expenses. The remaining net proceeds from the initial public offering, notes offering and new credit facility were used for general corporate purposes, including the repurchase of 6.2 million shares of the Company’s common stock pursuant to a share repurchase program approved by the Company’s board of directors on August 30, 2004. The repurchase program was completed on May 12, 2005, and resulted in aggregate expenditures of $128.9 million from the fourth quarter 2004 through the second quarter 2005.

On September 20, 2004, ALLETE completed the distribution of a stock dividend to all ALLETE stockholders. One share of ADESA common stock was distributed to ALLETE stockholders of record as of September 13, 2004, for each share of ALLETE common stock outstanding, resulting in a total distribution of 88.6 million common shares of ADESA. The distribution was structured to qualify as a tax-free stock dividend to ALLETE shareholders.

Note 3—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of ADESA and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Business Segments

The Company’s operations are grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. As permitted by Statement of Financial Accounting Standards (“SFAS”) 131, Disclosures about Segments of an Enterprise and Related Information, the Company aggregates its three operating segments into two reportable business segments: Auction Services Group and Dealer Services Group. Auction Services Group includes used vehicle and salvage auctions. Dealer Services Group includes the results of operations of AFC and its related subsidiaries. Operations are measured through careful budgeting and monitoring of contributions to consolidated income from continuing operations by each business segment. Discontinued operations include the operating results of the Company’s vehicle importation business and ComSearch, Inc., which were discontinued in February of 2003 and August of 2005, respectively.

Derivative Instruments and Hedging Activity

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The Company currently uses interest rate swaps that are designated and qualify as cash flow hedges to manage the variability of cash flows to be paid due to interest rate movements on its variable rate debt. The Company does not, however, enter into hedging contracts for trading or speculative purposes. The fair value of the interest rate swap agreements is estimated using pricing models widely used in financial markets and represents the estimated amount the Company would receive or pay to terminate the agreement at the reporting date. The fair value of the swap agreements is recorded in “Other assets” or “Other liabilities” on the consolidated balance sheet based on the gain or loss position of the contracts. Changes in the fair value of the interest rate swap agreements designated as cash flow hedges are recorded as a component of “Accumulated other comprehensive income”. Gains and losses on interest rate swap agreements are subsequently included in earnings as an adjustment to interest expense in the same periods in which the related interest payments being hedged are recognized in earnings. The Company uses the change in variable cash flows method to assess hedge effectiveness in accordance with SFAS 133.

Foreign Currency Translation

Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at average exchange rates in effect during the period. Assets and liabilities of foreign operations are translated using the exchange rates in effect at the end of the period. Foreign currency transaction gains and losses are included in the consolidated statements of income within “Other income, net”. Adjustments arising from the translation of net assets located outside the U.S. (gains and losses) are shown as a component of “Accumulated other comprehensive income”. Accumulated other comprehensive income was comprised of gains from foreign currency translation totaling $57.9 million and $49.5 million at April 19, 2007 and December 31, 2006, and unrealized gains (losses) on interest rate swaps designated as cash flow hedges totaling $0 million and $0.1 million at April 19, 2007 and December 31, 2006.

Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Restricted Cash

AFC Funding Corporation, a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary of AFC, is required to maintain a cash reserve approximating 1 percent of total sold receivables to the bank conduit facility as security for the receivables sold. AFC also maintains other cash reserves associated with its banking relationships.

Receivables

Trade receivables include the unremitted purchase price of vehicles purchased by third parties at the auctions, fees to be collected from those buyers and amounts for services provided by the Company related to certain consigned vehicles in the Company’s possession. These amounts due with respect to the consigned vehicles are generally deducted from the sales proceeds upon the eventual auction or other disposition of the related vehicles.

Finance receivables include floorplan receivables created by financing dealer purchases of vehicles in exchange for a security interest in those vehicles and special purpose loans. Floorplan receivables become due at the earlier of the dealer subsequently selling the vehicle or a predetermined time period (generally 30 to 60 days). Floorplan receivables include (1) eligible receivables that are not yet sold to the bank conduit facility (see Note 9), (2) Canadian floorplan receivables, (3) U.S. floorplan receivables not eligible for the bank conduit facility, and (4) receivables that were sold to the bank conduit facility that come back on the balance sheet of the Company at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility. Special purpose loans relate to loans that are either line of credit loans or working capital loans that can be either secured or unsecured based on the facts and circumstances of the specific loans.

Due to the nature of the Company’s business, substantially all trade and finance receivables are due from vehicle dealers, salvage buyers, institutional sellers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables.

Trade receivables and finance receivables held for investment are reported net of an allowance for doubtful accounts and credit losses. The allowances for doubtful accounts and credit losses are based on management’s evaluation of the receivables portfolio under current conditions, the volume of the portfolio, overall portfolio credit quality, review of specific collection issues and such other factors which in management’s judgment deserve recognition in estimating losses. Finance receivables held for sale are carried at lower of cost or market. Fair value is based upon estimates of future cash flows including estimates of anticipated credit losses. Estimated losses for receivables sold by AFC Funding Corporation to the bank conduit facility with recourse to AFC Funding Corporation (see Note 8) are recorded as an accrued expense.

Classification of finance receivables in the Consolidated Statement of Cash Flows is dependent on the initial balance sheet classification of the finance receivable. Finance receivables initially classified as held for investment are included as investing activity in the Consolidated Statement of Cash Flows and finance receivables initially classified as held for sale are included as an operating cash flow.

Retained Interests in Finance Receivables Sold

Retained interests in finance receivables sold are classified as trading securities pursuant to SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and carried at estimated fair value with gains and losses recognized in the Consolidated Statements of Income. Fair value is based upon estimates of future

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

cash flows, using assumptions that market participants would use to value such investments, including estimates of anticipated credit losses over the life of the finance receivables sold. The cash flows were discounted using a market discount rate.

Other Current Assets

Other current assets consist of inventories, notes receivable and prepaid expenses. The inventories, which consist of vehicles, supplies, and parts are accounted for on the specific identification method, and are stated at the lower of cost or market.

Notes receivable consist of amounts due from dealers, purchasers of assets sold and work-out loans established with customers unable to meet the repayment schedule of the finance receivables. The recognition of interest ceases upon the establishment of the work-out loans. Gross notes receivable balances in “Other current assets” were $0.4 million and $0.5 million at April 19, 2007 and December 31, 2006. The allowance for losses on notes receivable is based on management’s evaluation of the notes receivable given current conditions, payment history, the credit-worthiness of the borrower and review of specific collection issues and such other factors which in management’s judgment deserve recognition in estimating losses. The allowance for losses on notes receivable was approximately $0.2 million at April 19, 2007 and December 31, 2006. Additions to the allowance are charged to bad debt expense. This amount totaled $0 million, $0 million and $0.1 million for the period January 1 – April 19, 2007, and the years ended December 31, 2006 and 2005.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets of businesses acquired. Goodwill is tested for impairment annually, or more frequently as impairment indicators arise. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

Other Intangible Assets

Other intangible assets generally consist primarily of customer relationships, computer software and non-compete agreements, and are amortized using the straight-line method. Customer relationships are amortized over the life determined in the valuation of the particular acquisition. Costs incurred related to software developed or obtained for internal use are capitalized during the application development stage of software development and amortized over their estimated useful lives. The non-compete agreements are amortized over the life of the agreements and are written off upon being fully amortized. The lives of other intangibles assets are re-evaluated periodically when facts and circumstances indicate that revised estimates of useful lives may be warranted.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates intended to depreciate the costs of assets over their estimated useful lives. Upon retirement or sale of property and equipment, the cost of the disposed assets and related accumulated depreciation is removed from the accounts and any resulting gain or loss is credited or charged to selling, general and administrative expenses. Expenditures for normal repairs and maintenance are charged to expense as incurred. Additions and expenditures for improving or rebuilding existing assets that extend the useful life are capitalized. Leasehold improvements made either at the inception of the lease or during the lease term are amortized over the shorter of their economic lives or the lease term including any renewals that are reasonably assured.

Other Assets

Other assets consist of investments held to maturity, debt issuance costs, notes receivable, deposits, cost and equity method investments and other long-term assets. Investments at April 19, 2007 and December 31, 2006 included $34.5 million of Fulton County Taxable Economic Development Revenue Bonds purchased in connection with the capital lease for the Atlanta facility that became operational in the fourth quarter of 2003. The bonds will be held to maturity (December 1, 2017) and bear a fixed interest rate of 5 percent.

During 2006, AFC acquired a 15 percent interest in Finance Express LLC for $12.6 million in cash. Finance Express is a web-based company specializing in software to facilitate the origination of motor vehicle retail installment loan contracts between independent used vehicle dealers and lending institutions. In addition, the Company also receives certain fees from Finance Express for assistance in marketing its software product and services to independent used vehicle dealers. The Company evaluated its investment in Finance Express pursuant to Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. The Company is currently not the primary beneficiary of the VIE and its risk of loss is limited, in all material respects, to its investment in Finance Express. Finance Express is a LLC that maintains specific capital accounts for each member. Therefore, the Company uses the equity method of accounting for this investment in accordance with the guidance in Emerging Issues Task Force (“EITF”) 03-16, Accounting for Investments in Limited Liability Companies, Statement of Position (“SOP”) 78-9, Accounting for Investments in Real Estate Ventures, and SAB Topic D-46, Accounting for Limited Partnership Investments. The Company’s share of Finance Express’ earnings or losses is recorded in “Other income, net” in the Consolidated Statements of Income and was not material for the period ended April 19, 2007 and the year ended December 31, 2006.

Debt issuance costs reflect the expenditures incurred in the first half of 2004 to issue the $125 million senior subordinated notes and to obtain the bank credit facility. In addition, debt issue costs reflect the expenditures incurred in the third quarter of 2005 to amend and restate the bank credit facility. The debt issuance costs are being amortized over their respective lives to interest expense and had a carrying amount of $4.8 million and $5.2 million at April 19, 2007 and December 31, 2006.

Long-Lived Assets

ADESA applies SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Management reviews its property and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. If the carrying amount of a long-lived asset exceeds the total amount

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

of the estimated undiscounted future cash flows from that asset, a loss is recognized in the period when it is determined that the carrying amount of the asset may not be recoverable to the extent that the carrying amount exceeds the fair value of the asset. The impairment analysis is based on the Company’s current business strategy, expected growth rates and estimated future economic and regulatory conditions.

Accounts Payable

Accounts payable include amounts due sellers from the proceeds of the sale of their consigned vehicles less any fees, as well as outstanding checks to sellers and vendors. Book overdrafts, representing outstanding checks in excess of funds on deposit, are recorded in “Accounts payable” and amounted to $ 181.4 million and $135.2 million at April 19, 2007 and December 31, 2006.

Environmental Liabilities

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in “Other accrued expenses” (current portion) and “Other liabilities” (long-term portion) at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties.

Revenue Recognition

Auction Services Group

Revenues and the related costs are recognized when the services are performed. Auction fees from sellers and buyers are recognized upon the sale of the vehicle through the auction process. Many of the vehicles that are sold at auction are consigned to the Company by the seller and held at the Company’s facilities. The Company does not take title to these consigned vehicles and recognizes revenue when a service is performed as requested by the owner of the vehicle. The Company does not record the gross selling price of the consigned vehicles sold at auction as revenue. Instead, the Company records only its auction fees as revenue because it does not take title to the consigned vehicles, has no influence on the vehicle auction selling price agreed to by the seller and buyer at the auction and the fees that the Company receives for its services are generally a fixed amount. Revenues from reconditioning, logistics, vehicle inspection and certification, titling, evaluation and salvage recovery services are generally recognized when the services are performed.

Dealer Services Group

AFC’s revenue is comprised primarily of securitization income and interest and fee income. As is customary for finance companies, AFC’s revenues are reported net of a provision for credit losses. The following table summarizes the primary components of AFC’s revenue:

	January 1 – April 19, 2007	December 31,
Dealer Services Group Revenue (In millions)		2006	2005
Securitization income	$24.9	$75.1	$69.3
Interest and fee income	20.3	68.4	56.2
Other revenue	1.2	0.7	0.5
Provision for credit losses	(0.5)	(0.2)	—

	$45.9	$144.0	$126.0

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Securitization income

Securitization income is primarily comprised of the gain on sale of finance receivables sold, but also includes servicing income, discount accretion, and any change in the fair value of the retained interest in finance receivables sold. AFC generally sells its U.S. dollar denominated finance receivables through a revolving private securitization structure. Gains and losses on the sale of receivables are recognized upon transfer to the bank conduit facility.

Interest and fee income

Interest on finance receivables is recognized based on the number of days the vehicle remains financed. AFC ceases recognition of interest on finance receivables when the loans become delinquent, which is generally 31 days past due. Dealers are also charged fees to floorplan a vehicle (“floorplan fee”) and to extend the terms of the receivable (“curtailment fee”). AFC fee income including floorplan and curtailment fees is recognized over the life of the finance receivable.

Loan origination costs

Loan origination costs incurred by AFC in originating floorplan receivables are capitalized at the origination of the customer contract. Such costs for receivables retained are amortized over the estimated life of the customer contract. Costs associated with receivables sold are included as a reduction in securitization income.

Income Taxes

The Company will file a consolidated federal income tax return for the period ended April 19, 2007, and has filed a consolidated federal income tax return for the years ended December 31, 2006 and December 31, 2005. The Company files state income tax returns in accordance with the applicable rules of each state. The Company accounts for income taxes under the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes. The provision for income taxes includes federal, foreign, state and local income taxes currently payable, as well as deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings per Share

Earnings per share-basic is computed by dividing net income by the weighted average common shares outstanding during the year. Earnings per share-diluted represents net income divided by the sum of the weighted average common shares outstanding plus potential dilutive instruments such as stock options and unvested restricted stock. The effect of stock options on earnings per share-diluted is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company’s common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on earnings per share are excluded from the calculations.

Accounting for Stock-Based Compensation

Prior to 2006, ADESA applied the intrinsic value method provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, to account for

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

stock-based awards. Under the intrinsic value method, no compensation cost is recognized if the exercise price of the Company’s stock options was equal to or greater than the market price of the underlying stock on the date of grant. Accordingly, the Company did not recognize compensation expense for employee stock options that were granted in prior years. However, compensation expense was recognized on other forms of stock-based awards, including restricted stock units and performance based stock awards. SFAS 123(R), Share-Based Payment, replaces SFAS 123 and supersedes APB 25. The statement requires that all stock-based compensation be recognized as expense in the financial statements and that such cost be measured at the fair value of the award at the grant date. On January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective application method, and therefore was not required to restate its financial results for prior periods. Under this transition method, as of January 1, 2006, ADESA began to apply the provisions of this statement to new and modified awards, as well as to the nonvested portion of awards granted and outstanding at the time of adoption using the fair value amounts determined for pro forma disclosure under SFAS 123.

The Company’s stock-based compensation awards, including both stock options and restricted stock units, have a retirement eligible provision, whereby awards granted to employees who have reached the retirement eligible age and meet certain service requirements with either ADESA and/or its former parent, ALLETE, automatically vest when an eligible employee retires from the Company. The Company has previously accounted for this type of arrangement by recognizing compensation cost (for both pro forma and recognition purposes) over the nominal vesting period (i.e., over the full stated vesting period of the award) and, if the employee retired before the end of the vesting period, by recognizing any remaining unrecognized compensation cost at the date of retirement. Following adoption of SFAS 123(R), new awards are subject to the non-substantive vesting period approach, which specifies that an award is vested when the employee’s retention of the award is no longer contingent on providing subsequent service. Recognizing that many companies followed the nominal vesting period, the SEC issued guidance for transitioning to the non-substantive vesting period approach. The Company has revised its approach to apply the non-substantive vesting period approach to all new grants after adoption, but continues to follow the nominal vesting period approach for the remaining portion of unvested outstanding awards. An additional requirement of SFAS 123(R) is that estimated forfeitures be considered in determining compensation expense. As previously permitted, the Company recorded forfeitures when they occurred. Estimating forfeitures did not have a material impact on the determination of compensation expense.

On March 9, 2005, the board of directors (the “board”) of the Company accelerated the vesting of certain unvested and “out-of-the-money” stock options previously awarded to employees and officers that have an exercise price of $24 per share. The awards accelerated were made under the ADESA, Inc. 2004 Equity and Incentive Plan in conjunction with ADESA’s initial public offering (“IPO”) in June 2004. As a result, options to purchase approximately 2.9 million shares of the Company’s common stock became exercisable immediately and the Company disclosed incremental pro forma stock-based employee compensation expense of approximately $7.7 million, net of tax, in the first quarter 2005. The options awarded in conjunction with the IPO to the Company’s named executive officers and the majority of the other officers would have vested in equal increments at June 15, 2005, 2006 and 2007. The options awarded to certain other executive officers and employees had different vesting terms. One-third of the options awarded to the other executive officers and employees vested on December 31, 2004. The remaining two-thirds of the options awarded to these executive officers and other employees in conjunction with the IPO would have vested in equal increments at December 31, 2005 and 2006. All of these options expire in June 2010. All other terms and conditions applicable to the outstanding stock option grants remain in effect. In connection with the merger transaction, as described in Note 1, these options were cancelled in exchange for payments in cash of $27.85 per underlying share.

The Company and its board considered several factors in determining to accelerate the vesting of these options. Primarily, the acceleration enhances the comparability of the Company’s 2005 financial statements with

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

those of 2006 and subsequent periods. The options awarded to the executive officers were special, one-time grants in conjunction with the Company’s IPO. As such, these grants are not indicative of past grants when ADESA was a subsidiary of ALLETE prior to June 2004 and are not representative of the Company’s expected future grants. The Company and board also believe that the acceleration was in the best interest of the stockholders as it reduces the Company’s reported stock option expense in future periods and mitigates the impact of applying SFAS 123(R).

As a result of adopting SFAS 123(R) on January 1, 2006, income from continuing operations before income taxes and net income for the year ended December 31, 2006, were $2.3 million and $1.4 million lower, respectively, than if the Company had continued to account for share-based awards under APB Opinion No. 25. Basic and diluted earnings per share from continuing operations were both $0.02 lower for the year ended December 31, 2006 as a result of the adoption of SFAS 123(R).

Prior to the adoption of SFAS 123(R), tax benefits of deductions resulting from the exercise of stock options were presented as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123(R) requires cash flows resulting from tax deductions from the exercise of stock options in excess of recognized compensation cost (excess tax benefits) to be classified as financing cash flows. This change in classification did not have a significant impact on the Consolidated Statement of Cash Flows as the excess tax benefits recognized for the year ended December 31, 2006 were approximately $0.5 million.

Prior to the adoption of SFAS 123(R), the Company applied the disclosure-only provisions of SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which permitted companies to apply the existing accounting rules under APB Opinion No. 25 and related interpretations. Generally, if the exercise price of options granted under the plan was equal to the market price of the underlying common stock on the grant date, no share-based compensation cost was recognized in net income. As required by SFAS 148, prior to the adoption of SFAS 123(R), pro forma net income and pro forma net income per common share were disclosed for stock-based awards, as if the fair value recognition provisions of SFAS 123 had been applied.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123(R) to all stock-based employee awards granted in fiscal years 2005 and 2004 prior to the adoption of 123(R). The fair value of stock options was estimated as of the grant date using the Black-Scholes option-pricing model and the attribution method. The Black-Scholes option-pricing model does not consider the non-traded nature of employee stock options, the lack of transferability or a vesting period. If the model took these items into consideration, the resulting estimate for fair value of the stock options could be different. In addition, because of the change to the non-substantive vesting period approach, the application of estimated forfeitures, the acceleration of vesting of underwater IPO stock options, the fact that the Company’s options vest over three years and additional option grants have been made subsequent to January 1, 2006, the results of expensing stock-based awards under SFAS 123(R) may have a materially different affect on net income in future periods than that presented below.

(in millions, except per share amounts)	Year Ended December 31, 2005

Reported net income	$125.5
Add: stock-based employee compensation included in reported net income, net of tax (1)	1.4
Deduct: total stock-based employee compensation expense, net of tax	(12.9)

Pro forma net income	$114.0

Earnings per share:
Basic—as reported	$1.40

Basic—pro forma	$1.27

Diluted—as reported	$1.39

Diluted—pro forma	$1.26

(1)	Reported amounts include expense associated with restricted stock units and performance share awards.

Reclassifications and Revisions

Certain prior year amounts in the consolidated financial statements have been reclassified or revised to conform to the current year presentation.

Note 4—Acquisitions

2006 Acquisitions

In February 2006, the Company completed the purchase of certain assets of the N.E. Penn Salvage Company, an independently owned salvage auction in northeast Pennsylvania. The purchased assets included the accounts receivables, operating equipment and customer relationships related to the auction. In addition, the Company entered into operating lease obligations related to the facility through 2016. Initial annual lease payments for the facilities total approximately $0.1 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

In March 2006, the Company completed the acquisition of certain assets of Auction Broadcasting Company’s South Tampa used vehicle auction serving western and central Florida. The Company has renamed the auction ADESA Sarasota. The assets purchased included land and buildings, the related operating equipment,

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

accounts receivable and customer relationships related to the auction. The auction is comprised of approximately 63 acres and includes six auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The Company did not assume any material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

In September 2006, the Company acquired three independent salvage auctions in the state of Texas, providing the Company a presence in the second largest salvage market in the U.S. The auctions have been renamed ADESA Impact San Antonio, ADESA Impact Houston and ADESA Impact Dallas/Ft. Worth. The assets purchased included operating equipment, accounts receivable and customer relationships related to the auctions. In addition, the Company entered into operating lease obligations related to the facilities through 2011. Initial annual lease payments for the facilities total approximately $1.2 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for these acquisitions have been included in the Company’s consolidated financial statements since the date of acquisition.

ADESA acquired the five previously mentioned auctions for a total cost of $54.5 million, in cash. Purchase price allocations have been recorded for each acquisition. The purchase price of the acquisitions was allocated to the acquired assets based upon fair market values, including $12.9 million to other intangible assets, representing the fair value of acquired customer relationships and non-compete agreements, which will be amortized over their expected useful lives of 3 to 15 years. The purchase price allocations resulted in aggregate goodwill of $23.3 million. The goodwill was assigned to the Auction Services Group reporting segment and is expected to be fully deductible for tax purposes. Pro forma financial results reflecting the acquisitions were not materially different from those reported.

2005 Acquisitions

On May 3, 2005, the Company completed the purchase of certain assets of ABC Washington Dulles, LLC to gain access to the Washington, D.C. auction market. The Company assumed an operating lease through 2025 for the 83-acre auction facility located in Sterling, Virginia, which commenced operations in 2001, offering six auction lanes and reconditioning facilities. The assets purchased included the related operating equipment and all customer relationships related to the auction. Initial annual lease payments for the facility are approximately $1.9 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

On June 30, 2005, the Company acquired an independently owned salvage auction facility serving Charlotte and western North Carolina to expand its reach in the southeastern U.S. The assets included an 128-acre facility, the related operating equipment, accounts receivable, and all customer relationships related to the auction. The Company did not assume any material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

On November 2, 2005, the Company completed the purchase of certain assets of the “Ohio Connection,” a group of four independently owned salvage auctions that handle approximately 20,000 salvage units annually to expand ADESA Impact’s regional coverage. The assets include the operating equipment and all customer relationships related to the auctions. In addition, the Company has operating lease obligations related to the four facilities through 2015. Initial annual lease payments for the facilities total approximately $0.5 million per year. Two of the purchase agreements include contingent payments related to the volume of certain vehicles sold

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

subsequent to the purchase date. The Company made contingent payments in 2006 totaling approximately $1.3 million pursuant to these agreements. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

In summary, ADESA acquired the previously mentioned auctions during 2005 for a total cost of $30.4 million, in cash including the contingent payments made in 2006. The purchase price of the acquisitions was allocated to the acquired assets based upon fair market values, including $7.3 million to other intangible assets, representing the fair value of acquired customer relationships and non-compete agreements, which will be amortized over their expected useful lives ranging from 2 to 20 years. The purchase price allocations resulted in aggregate goodwill of $18.5 million. The goodwill was assigned to the Auction Services Group reporting segment and is expected to be fully deductible for tax purposes. Pro forma financial results for the acquisitions were not material.

Note 5—Discontinued Operations

In August 2005, ADESA sold ComSearch, Inc. which provides professional claims outsourcing services, automotive parts-locating and desk-auditing services to the property and casualty insurance industry. In February 2003, management approved a plan to discontinue the operations of the Company’s vehicle importation business. The financial results of ComSearch and the vehicle importation business have been accounted for as discontinued operations for all periods presented. Both businesses were formerly included in the Auction Services Group reporting segment.

Net loss from discontinued operations for the period January 1 through April 19, 2007 and the year ended December 31, 2006 primarily includes interest on the vehicle importation business adverse judgment. Net loss from discontinued operations for the year ended December 31, 2005 includes the operating loss of ComSearch, the loss on sale of the ComSearch business totaling $0.1 million and interest on the vehicle importation business adverse judgment.

At April 19, 2007 and December 31, 2006 there were $0 million in assets and $7.2 million in liabilities related to discontinued operations. Liabilities at April 19, 2007 and December 31, 2006 primarily represent the accrual of the importation adverse judgment, under appeal, and accrued interest on the award pursuant to Michigan law. For a complete discussion of the Importation litigation, see Note 21.

The following summarizes financial information for the discontinued operations (in millions, except per share data):

	January 1 – April 19, 2007	December 31,
		2006	2005
Statements of Income
Operating revenues	$—	$—	$2.9
Operating expenses	0.1	0.6	3.6

(Loss) before income taxes	(0.1)	(0.6)	(0.7)
Income taxes	—	0.1	0.1

(Loss) from discontinued operations	($0.1)	($0.5)	($0.6)

Net (loss) per share from discontinued operations—basic	$—	$—	$—

Net (loss) per share from discontinued operations—diluted	$—	($0.01)	($0.01)

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Note 6—Stock Plans

Equity and Incentive Plan

Prior to the merger transactions, ADESA had an equity and incentive plan under which employees were awarded stock options, restricted stock and other stock-based awards. As a result of the merger transactions on April 20, 2007, as discussed in Note 1, all outstanding options, restricted stock and restricted stock units became fully vested on the date of the merger. As such, approximately 3.4 million outstanding options to purchase shares of ADESA’s common stock were cancelled in exchange for payments in cash of $27.85 per underlying share, less the applicable option exercise price, resulting in net proceeds to holders of $18.6 million. In addition, approximately 0.3 million outstanding restricted stock and restricted stock units were cancelled in exchange for payments in cash of $27.85 per underlying share. The accelerated vesting of the options resulted in additional stock-based compensation expense of approximately $2.0 million and the accelerated vesting of restricted stock and restricted stock units resulted in additional stock-based compensation expense of approximately $2.8 million. This additional $4.8 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period from January 1 through April 19, 2007.

Prior to the merger transactions, certain key employees of the Company and its subsidiaries participated in the ADESA, Inc. 2004 Equity and Incentive Plan (“the Plan”). The maximum number of shares reserved for the grant of awards under the 2004 Equity and Incentive Plan was 8.5 million. There were approximately 2.9 million remaining shares available for grant under the Plan on December 31, 2006. The Plan provided for the grant of incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. To date, the grants have been stock options, restricted stock and restricted stock units.

The Company used its treasury stock to satisfy stock option exercises and stock distributions. At April 19, 2007 and December 31, 2006, the Company held 4,093,395 shares and 4,785,335 shares of treasury stock, respectively.

The compensation cost that was charged against income for all plans was $6.4 million, $5.8 million and $2.8 million for the period ended January 1 through April 19, 2007, and the years ended December 31, 2006 and 2005. The total income tax benefit recognized in the Consolidated Statements of Income for stock compensation agreements was approximately $2.5 million, $2.2 million and $1.0 million for the period January 1 through April 19, 2007, and the years ended December 31, 2006 and 2005. Had the Company followed SFAS 123 rather than APB Opinion No. 25, an additional $11.5 million of compensation expense, net of tax, would have been recorded for the year ended December 31, 2005 (as disclosed in the pro forma information in Note 3). The Company did not capitalize any stock-based compensation cost in the year ended December 31, 2006.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Stock Options

Stock options were granted under the Plan at an exercise price of not less than the fair market value of a share of ADESA common stock on the date of grant and generally vested in equal annual installments over three years with expiration not to exceed six years from the date of grant. The weighted average fair value of options granted was $8.54 per share and $7.36 per share for the years ended December 31, 2006 and 2005, respectively. There were no option grants under the Plan in 2007. The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Assumptions	2006	2005
Risk-free interest rate	4.6 -5.0%	3.6%
Expected life—years	4	4
Expected volatility	38.0%	41.0%
Dividend yield	1.15 -1.18%	1.34%

Risk-free interest rate—This is the yield on U.S. Treasury Securities posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected life—years—This is the period of time over which the options granted are expected to remain outstanding. Options granted by ADESA had a maximum term of six years, while the options converted from ALLETE to ADESA had a maximum term of ten years. An increase in the expected life will increase compensation expense.

Expected volatility—Actual changes in the market value of the Company’s stock are used to calculate the volatility assumption. Based on the Company’s limited time as a publicly traded company, a combination of historical volatility and the volatility of its comparable peer group was used to calculate expected volatility. An increase in the expected volatility will increase compensation expense.

Dividend yield—This is the annual rate of dividends per share over the exercise price of the option. An increase in the dividend yield will decrease compensation expense.

Concurrent with the pricing of the initial public offering, the Company granted options to purchase approximately 3.0 million shares of ADESA common stock, with an exercise price of $24 per share, to officers and employees under the ADESA, Inc. 2004 Equity and Incentive Plan. In March 2005, the Company’s board of directors accelerated the vesting of these unvested and then “out-of-the-money” stock options. The options awarded in conjunction with the IPO to the Company’s named executive officers and the majority of the other officers would have vested in equal increments at June 15, 2005, 2006 and 2007. The options awarded to certain other executive officers and employees had different vesting terms. One-third of the options awarded to the other executive officers and employees vested on December 31, 2004. The remaining two-thirds of the options awarded to these executive officers and other employees in conjunction with the IPO would have vested in equal increments at December 31, 2005 and 2006. All of these options expire in June 2010. Concurrent with the separation from ALLETE on September 20, 2004, certain options to purchase ALLETE stock that were held by ADESA employees were converted to Company stock options. The options were converted at quantities and exercise prices that maintained the intrinsic value of the option as it existed immediately prior to the separation. The vesting dates and exercise periods of the options were not affected by the conversion.

On February 15, 2005 and April 26, 2005, the Company granted options to purchase approximately 0.7 million shares and approximately 0.1 million shares of ADESA common stock, with exercise prices of $22.44 per share and $24.00 per share, respectively, under the ADESA, Inc. 2004 Equity and Incentive Plan. The $22.44 options vest in equal increments at February 14, 2006, 2007 and 2008. The $24.00 options vested immediately upon grant. The options have a six year life.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

In 2006 the Company granted options to purchase approximately 0.3 million shares of ADESA common stock with exercise prices of $26.17, $25.60 and $25.32 per share, under the ADESA, Inc. 2004 Equity and Incentive Plan. The options vest in equal increments through the first part of 2009. Approximately 15% of the options are subject to the attainment of certain performance criteria. The options have a six year life.

The following table summarizes stock option activity for the year ended December 31, 2006 and the period ended April 19, 2007:

Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2006	4,482,953	$22.09
Granted	338,507	$25.99
Exercised	(453,216)	$20.93
Forfeited or cancelled	(254,336)	$23.90

Outstanding at December 31, 2006	4,113,908	$22.43	3.9	$21.9

Exercisable at December 31, 2006	3,416,548	$22.10	3.8	$19.3

Outstanding at January 1, 2007	4,113,908	$22.43
Granted	—	NA
Exercised	(674,855)	$22.35
Forfeited or cancelled	(7,502)	$24.76

Outstanding at April 19, 2007	3,431,551	$22.44	3.6	$18.5

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, based on ADESA’s closing stock price of $27.75 and $27.82 on December 31, 2006 and April 19, 2007, respectively, that would have been received by the option holders had all option holders exercised their options as of that date. This amount changes continuously based on the fair value of the Company’s stock. The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was $2.1 million and $6.6 million. The total intrinsic value of options exercised from January 1 through April 19, 2007 was $4.1 million. The fair value of all vested and exercisable shares at April 19, 2007 and December 31, 2006 and 2005 was $83.9 million, $94.8 million and $94.5 million, respectively.

As of December 31, 2006, there was approximately $2.4 million of total unrecognized compensation expense related to stock options granted which was expected to be recognized over a weighted average term of 1.8 years. This unrecognized compensation expense only includes the cost for those options expected to vest, as the Company estimated expected forfeitures in accordance with SFAS 123(R). When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as actual forfeitures. An increase in estimated forfeitures would decrease compensation expense.

As a result of the merger, the vesting of the options was accelerated and resulted in approximately $2.0 million of additional stock-based compensation expense. This additional $2.0 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period January 1 through April 19, 2007.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Restricted Stock Units

The fair value of restricted stock units (“RSUs”) is the value of ADESA’s stock at the date of grant, which ranges between $20.51 and $26.24 per share. The grants are contingent upon continued employment and vest over periods ranging from one to three years. Dividends, payable in stock, accrue on a portion of the grants and are subject to the same specified terms as the original grants. As of December 31, 2006, a total of 3,808 stock units have accumulated on nonvested RSUs due to dividend reinvestment.

The following table summarizes RSU activity, excluding dividend reinvestment units, for the year ended December 31, 2006 and the period ended April 19, 2007:

Restricted Stock Units	Number	Weighted Average Grant Date Fair Value
RSUs at January 1, 2006	227,769	$23.34
Granted	85,990	$26.02
Vested	(12,541)	$20.88
Forfeited	(19,523)	$23.89

RSUs at December 31, 2006	281,695	$24.23

Granted	93,407	$28.45
Vested	(25,661)	$24.44
Forfeited	(880)	$27.61

RSUs at April 19, 2007	348,561	$25.34

As of December 31, 2006, there was $2.1 million of total unrecognized compensation expense related to nonvested RSUs granted which was expected to be recognized over a weighted average term of 1.5 years. As a result of the merger, the vesting of the RSUs was accelerated and resulted in approximately $1.5 million of additional stock-based compensation expense. This additional $1.5 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period January 1 through April 19, 2007.

The fair value of shares vested during the year ended December 31, 2006 was $0.3 million. The fair value of shares vested from January 1 through April 19, 2007 was $0.7 million.

Performance Based Restricted Stock Units

The Company’s 2006 long-term incentive plan included performance based restricted stock units whose future award was contingent upon annual 2006 income from continuing operations performance. In February 2007, the Company granted approximately 91,400 restricted stock units pursuant to the performance based component of the 2006 long-term incentive plan, with a grant date fair value of $28.59 per share. The RSU grants vest 33 percent in February 2008, 33 percent in February 2009 and 34 percent in February 2010. The Company accrued $0.9 million of expense through December 31, 2006 for the performance based RSUs. The amount is included in “Accrued employee benefits and compensation expenses” on the Consolidated Balance Sheet. As a result of the merger, the vesting of these restricted stock units was accelerated and resulted in approximately $1.3 million of additional stock-based compensation expense. This additional $1.3 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period from January 1 through April 19, 2007.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Employee Stock Purchase Plan

Employees of the Company who meet certain eligibility requirements may participate in the ADESA, Inc. Employee Stock Purchase Plan (“ESPP”). Eligible participants are allowed to purchase shares of the Company’s common stock for 95 percent of the fair market value of a share of common stock on the New York Stock Exchange on the first trading day of each month. A participant’s combined payroll deductions, cash payments and reinvested dividends in the plan may not exceed $25 thousand per year. At December 31, 2006, approximately 26,000 shares had been issued under the ESPP plan and there were approximately 474,000 shares of ADESA common stock available for grant under the Company’s ESPP plan. As a condition to the definitive merger agreement between the Company and a group of private equity funds entered into on December 22, 2006, ADESA agreed not to grant any purchase rights or issue any common stock pursuant to the ESPP plan subsequent to the purchase period that ended December 31, 2006.

Share Repurchase Program

On August 30, 2004, the Company’s board of directors approved a share repurchase program authorizing the repurchase of up to $130 million of the Company’s common stock. The Company’s share repurchase program included open market transactions executed from time to time at prevailing market prices, as well as privately negotiated transactions, and was structured to comply with, and be conducted under, Rule 10b-18 of the Securities Exchange Act of 1934 and other applicable regulations. On May 12, 2005, the Company completed its share repurchase program. The Company repurchased a cumulative total of 6.2 million shares at a weighted average price of $20.83 and an aggregate cost of $128.9 million pursuant to the program.

Note 7—Earnings Per Share

The following table sets forth the computation of earnings per share (in millions except share and per share amounts):

	January 1 – April 19, 2007	Year Ended December 31,
		2006	2005
Income from continuing operations	$27.0	$126.8	$126.1
Loss from discontinued operations, net of income taxes	(0.1)	(0.5)	(0.6)

Net income	$26.9	$126.3	$125.5

Weighted average common shares outstanding	90.62	89.87	89.87
Effect of dilutive stock options and restricted stock awards	0.76	0.37	0.45

Weighted average common shares outstanding and assumed conversions	91.38	90.24	90.32

Earnings per share—basic
Income from continuing operations	$0.30	$1.41	$1.40
Loss from discontinued operations, net of income taxes	—	—	—

Net income	$0.30	$1.41	$1.40

Earnings per share—diluted
Income from continuing operations	$0.29	$1.41	$1.40
Loss from discontinued operations, net of income taxes	—	(0.01)	(0.01)

Net income	$0.29	$1.40	$1.39

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Basic earnings per share were calculated based upon the weighted-average number of outstanding common shares for the period. Diluted earnings per share were calculated consistent with basic earnings per share including the effect of dilutive unissued common shares related to the Company’s stock-based employee compensation programs. Total options outstanding at April 19, 2007 and December 31, 2006 and 2005 were 3.4 million, 4.1 million and 4.5 million, respectively. Stock options with an exercise price per share greater than the average market price per share were excluded from the calculation of diluted earnings per share for all periods presented as including these options would have an anti-dilutive impact. Approximately 0.3 million and 3.1 million options were excluded from the calculation of diluted earnings per share for the years ended December 31, 2006 and 2005, respectively. The Company’s policy for calculating the potential windfall tax benefit or shortfall for the purpose of calculating assumed proceeds under the treasury stock method excludes the impact of pro forma deferred tax assets related to partially or fully vested awards on the date of adoption.

Note 8—Allowance for Credit Losses and Doubtful Accounts

The following is a summary of the changes in the allowance for credit losses related to finance receivables held for investment (in millions):

	April 19, 2007	December 31, 2006
Allowance for Credit Losses
Balance at beginning of period	$2.0	$2.4
Provision for credit losses	0.5	0.3
Recoveries	0.1	0.4
Less charge-offs	(0.4)	(1.1)
Other	0.1	—

Balance at end of period	$2.3	$2.0

AFC’s allowance for credit losses includes estimated losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries. Additionally, an accrued liability of $3.9 million for estimated losses for loans sold by AFC Funding was recorded at April 19, 2007 and December 31, 2006. These loans were sold to a bank conduit facility with recourse to AFC Funding and will come back on the balance sheet of AFC Funding at fair market value if they prove to become ineligible under the terms of the collateral arrangement with the bank conduit facility.

The following is a summary of changes in the allowance for doubtful accounts related to trade receivables (in millions):

	April 19, 2007	December 31, 2006
Allowance for Doubtful Accounts
Balance at beginning of period	$4.9	$3.9
Provision for credit losses	0.4	2.5
Less net charge-offs	(0.3)	(1.5)

Balance at end of period	$5.0	$4.9

Recoveries of trade receivables were netted with charge-offs, as they were not material. Changes in the Canadian exchange rate did not have a material effect on the allowance for doubtful accounts.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Note 9—Finance Receivables

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary (“AFC Funding Corporation”), established for the purpose of purchasing AFC’s finance receivables. Effective March 31, 2006, AFC and AFC Funding Corporation amended their securitization agreement to extend the expiration date of the agreement from June 30, 2008 to April 30, 2009. This agreement is subject to annual renewal of short-term liquidity by the liquidity providers and allows for the revolving sale by AFC Funding Corporation to a bank conduit facility of up to a maximum of $600 million in undivided interests in certain eligible finance receivables subject to committed liquidity. AFC Funding Corporation had committed liquidity of $550 million at December 31, 2006. On February 12, 2007, committed liquidity was increased to $600 million. Receivables that AFC Funding sells to the bank conduit facility qualify for sales accounting for financial reporting purposes pursuant to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and as a result are not reported on the Company’s Consolidated Balance Sheet.

At April 19, 2007, AFC managed total finance receivables of $835.7 million, of which $731.8 million had been sold without recourse to AFC Funding Corporation. At December 31, 2006, AFC managed total finance receivables of $775.9 million, of which $693.0 million had been sold without recourse to AFC Funding Corporation. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $525.0 million and $501.0 million at April 19, 2007 and December 31, 2006, respectively. Finance receivables include $59.5 million and $42.6 million classified as held for sale and $179.0 million and $162.7 million classified as held for investment at April 19, 2007 and December 31, 2006, respectively. AFC’s allowance for losses of $2.3 million and $2.0 million at April 19, 2007 and December 31, 2006, respectively, include an estimate of losses for finance receivables held for investment. Additionally, accrued liabilities of $3.9 million for the estimated losses for loans sold by the special purpose subsidiary were recorded at April 19, 2007 and December 31, 2006. These loans were sold to a bank conduit facility with recourse to the special purpose subsidiary and will come back on the balance sheet of the special purpose subsidiary at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility.

The outstanding receivables sold, the retained interests in finance receivables sold and a cash reserve equal to 1 percent of total sold receivables serve as security for the receivables that have been sold to the bank conduit facility. After the occurrence of a termination event, as defined in the agreement, the bank conduit facility may, and could, cause the stock of AFC Funding Corporation to be transferred to the bank conduit facility, though as a practical matter the bank conduit facility would look to the liquidation of the receivables under the transaction documents as their primary remedy.

Proceeds from the revolving sale of receivables to the bank conduit facility were used to fund new loans to customers. AFC and AFC Funding Corporation must maintain certain financial covenants including, among others, limits on the amount of debt AFC can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates the financial covenants of ADESA’s credit facility. At December 31, 2006, the Company was in compliance with the covenants contained in the securitization agreement.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

The following illustration presents quantitative information about delinquencies, credit losses less recoveries (“net credit losses”) and components of securitized financial assets and other related assets managed. For purposes of this illustration, delinquent receivables are defined as receivables 31 days or more past due.

	April 19, 2007			December 31, 2006
	Principal Amount of:			Principal Amount of:
(in millions)	Receivables	Receivables Delinquent	Net Credit Losses During 2007	Receivables	Receivables Delinquent	Net Credit Losses During 2006
Floorplan receivables	$223.5	$4.1	$0.3	$192.3	$3.7	$0.7
Special purpose loans	15.0	0.9	—	13.0	1.0	—

Finance receivables held	$238.5	$5.0	$0.3	$205.3	$4.7	$0.7

Receivables sold	525.0			501.0

Retained interests in finance receivables sold	72.2			69.6

Total receivables managed	$835.7			$775.9

The following table summarizes certain cash flows received from and paid to the special purpose subsidiaries:

	April 19, 2007	December 31, 2006
Proceeds from sales of finance receivables	$1,661.4	$4,646.8
Servicing fees received	$6.8	$16.1
Proceeds received on retained interests in finance receivables sold	$24.8	$113.0

The Company’s retained interests in finance receivables sold amounted to $72.2 million and $69.6 million at April 19, 2007 and December 31, 2006. Sensitivities associated with the Company’s retained interests were insignificant at all periods presented due to the short-term nature of the asset.

Note 10—Goodwill and Other Intangible Assets

Goodwill consisted of the following (in millions):

	April 19, 2007	December 31, 2006
Auction Services Group
ALLETE’s acquisition of ADESA	$113.4	$113.4
Canadian Auction Group	100.4	100.4
Manheim Auctions	147.1	147.1
Auto Placement Center, Inc.	25.5	25.5
Impact Auto Auctions and Suburban Auto	35.4	35.4
Other	126.0	124.4

	547.8	546.2
Dealer Services Group
ALLETE’s acquisition of ADESA	11.6	11.6

	$559.4	$557.8

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Goodwill increased $25.2 million during 2006 primarily as a result of acquisitions. In addition, the goodwill increases in 2006 was impacted by changes in the Canadian exchange rate. The $1.6 million increase in goodwill through April 19, 2007 was primarily attributable to changes in the Canadian exchange rate.

A summary of other intangibles is as follows (in millions):

		April 19, 2007			December 31, 2006
	Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	7 – 25	$37.2	($9.0)	$28.2	$37.2	($8.2)	$29.0
Computer software	3 – 7	53.1	(34.6)	18.5	51.4	(31.8)	19.6
Other	1 – 10	2.1	(1.8)	0.3	2.2	(1.8)	0.4

Total		$92.4	($45.4)	$47.0	$90.8	($41.8)	$49.0

The increase in other intangibles in 2006 was primarily related to customer relationships purchased in connection with acquisitions as well as purchases of computer software. Amortization expense for other intangibles was $13.2 million and $9.6 million for the years ended December 31, 2006 and 2005, respectively. For the period January 1 through April 19, 2007, amortization expense for other intangibles was $3.9 million.

Estimated amortization expense for the next five years is $11.1 million for 2007, $6.3 million for 2008, $4.7 million for 2009, $4.2 million for 2010 and $3.5 million for 2011.

Note 11—Property and Equipment

Property and equipment consisted of the following (in millions):

	Useful Lives (in years)	April 19, 2007	December 31, 2006
Land		$213.5	$212.1
Buildings	10 – 40	252.4	250.3
Land improvements	10 – 20	155.2	153.7
Building and leasehold improvements	5 – 40	48.4	47.8
Furniture, fixtures and equipment	2 – 10	104.9	96.0
Vehicles and aircraft	3 – 12	10.4	10.3
Construction in progress		12.0	13.7

		796.8	783.9
Accumulated depreciation		(199.2)	(186.8)

Property and equipment, net		$597.6	$597.1

Depreciation expense for the period January 1 through April 19, 2007, and the years ended December 31, 2006 and 2005 was $12.0 million, $33.3 million and $31.2 million.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

In 2003, the Company entered into a capital lease for the new Atlanta auction facility in conjunction with the purchase of development revenue bonds. The assets included above under this capital lease are summarized below (in millions):

	April 19, 2007	December 31, 2006
Classes of Property
Land	$12.9	$12.9
Buildings	13.3	13.3
Land improvements	5.6	5.6
Furniture, fixtures and equipment	2.7	2.7

	34.5	34.5
Accumulated depreciation	(5.5)	(5.0)

Capital lease assets	$29.0	$29.5

Assets held under this capital lease are depreciated in a manner consistent with the Company’s depreciation policy for owned assets.

Note 12—Long-Term Debt

As discussed in Note 1, a portion of the proceeds from the merger transactions including the debt financing and the equity contribution from the sponsors were used to repay substantially all of the existing indebtedness (including accrued interest and prepayment penalties) of ADESA, excluding the Atlanta capital lease obligation, on April 20, 2007. Long-term debt consists of the following at (in millions):

	Interest Rate	Maturity	April 19, 2007	December 31, 2006
Term Loan A	LIBOR + 1.00%	06/30/2010	$97.5	$105.0
$350 million revolving credit facility	LIBOR + 1.00%	06/30/2010	88.0	88.0
Atlanta capital lease obligation	5.0%	12/01/2013	34.5	34.5
Senior subordinated notes	7 5/8%	06/15/2012	125.0	125.0
Canadian line of credit	Prime + 0.25%	12/31/2007	—	—

Total debt			345.0	352.5
Less current portion of long-term debt			30.0	30.0

Long-term debt			$315.0	$322.5

The weighted average interest rate on the Company’s variable rate debt was 6.4 percent at April 19, 2007 and December 31, 2006. The weighted average interest rate on all borrowings at April 19, 2007 and December 31, 2006 was 6.69 percent and 6.68 percent.

Amended and Restated Credit Agreement

On July 25, 2005, the Company entered into a $500 million credit facility, pursuant to the terms and conditions of an amended and restated credit agreement (the “Credit Agreement”) with Bank of America, N.A., as administrative agent, and a syndicate of lenders. The Credit Agreement has a five year term that expires on June 30, 2010. Under the terms of the Credit Agreement, the lenders committed to provide advances and letters

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

of credit in an aggregate amount of up to $500 million. Borrowings under the Credit Agreement may be used to refinance certain of ADESA’s outstanding debt, to finance working capital, capital expenditures and acquisitions permitted under the Credit Agreement and for other corporate purposes. The Credit Agreement provides for a five year $150 million term loan and a $350 million revolving credit facility. The term loan will be repaid in 20 quarterly installments, with the final payment due on June 30, 2010. The revolving credit facility may be used for loans, and up to $25 million may be used for letters of credit. Letters of credit reducing the available line of credit were $15.1 million and $14.6 million at April 19, 2007 and December 31, 2006. The revolving loans may be borrowed, repaid and reborrowed until June 30, 2010, at which time all amounts borrowed must be repaid.

The revolving credit facility and the term loan facility bear interest at a rate equal to LIBOR plus a margin ranging from 87.5 basis points to 150 basis points depending on the Company’s total leverage ratio. As of April 19, 2007 and December 31, 2006, ADESA’s margin based on its leverage ratio was 100 basis points and the effective interest rate for the year ended December 31, 2006 was 6.28 percent. The annualized effective interest rate for the period January 1 through April 19, 2007 was 7.31 percent.

The Credit Agreement contains certain restrictive loan covenants, including, among others, financial covenants requiring a maximum total leverage ratio, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio and covenants limiting ADESA’s ability to incur indebtedness, grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, repurchase stock, make capital expenditures and make investments. EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude after-tax (a) gains or losses from asset sales; (b) temporary gains or losses on currency; (c) certain non-recurring gains and losses; (d) stock option expense; and (e) certain other noncash amounts included in the determination of net income, is utilized in the calculation of the financial ratios contained in the covenants. At December 31, 2006, the Company was in compliance with the covenants contained in the credit facility. The credit facility is guaranteed by substantially all of the Company’s material domestic subsidiaries (excluding, among others, AFC Funding Corporation), and is secured by a pledge of all of the equity interests in the guarantors and a pledge of 65 percent of certain capital interests of the Company’s Canadian subsidiaries.

As a result of amending the credit agreement, the Company incurred a third quarter 2005 charge of approximately $2.9 million related to the write-off of certain unamortized debt issue costs and related expenses associated with the amended and restated credit agreement.

Senior Subordinated Notes

Concurrent with the initial public offering, the Company offered 7 5/8 percent senior unsecured subordinated notes with a principal amount of $125.0 million due June 15, 2012. Interest on the notes is payable semi-annually in arrears and commenced on December 15, 2004.

At any time prior to June 15, 2008, the notes may be redeemed in whole or in part at an early redemption price. The Company may redeem the notes at any time on or after June 15, 2008 at specified redemption prices. Prior to June 15, 2007, the Company may redeem up to 35 percent of the aggregate principal amount of the notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 107 5/8 percent of the principal amount, plus accrued and unpaid interest, provided that: (a) at least 65 percent of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately after the occurrence of the redemption and (b) redemption occurs within 90 days of the date of any such equity offering.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

The notes are unsecured and subordinated in right of payment to all of the Company’s existing and future senior debt, including borrowings under the credit facility. The incurrence of future senior debt is governed by certain limitations, including an interest coverage ratio exception. The notes contain certain financial and operational restrictions on paying dividends and other distributions, making certain acquisitions or investments and incurring indebtedness, and selling assets. At December 31, 2006, the Company was in compliance with the covenants contained in the senior subordinated notes.

Canadian Line of Credit

A C$8 million line of credit is available to ADESA Canada. The line of credit bears interest at a rate equal to the prime rate plus a margin ranging from 0 to 25 basis points depending on the Company’s total leverage ratio. Letters of credit reducing the available line of credit were C$2.5 million at April 19, 2007 and December 31, 2006. The line of credit is subject to renewal at the end of each calendar year and is guaranteed by ADESA, Inc.

Future Principal Payments

Aggregate future principal payments on long-term debt are as follows (in millions):

	April 19, 2007	December 31, 2006
2007	$22.5	$30.0
2008	30.0	30.0
2009	30.0	30.0
2010	103.0	103.0
2011	—	—
Thereafter	159.5	159.5

	$345.0	$352.5

Note 13—Financial Instruments

The Company’s derivative activities are initiated within the guidelines of documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative or trading purposes.

Interest Rate Risk Management

The Company uses interest rate swap agreements to manage the variability of cash flows to be paid due to interest rate movements on its variable rate debt. In June 2004, the Company entered into an interest rate swap agreement with a notional amount of $105 million to manage its exposure to interest rate movements on its variable rate debt. The interest rate swap agreement contained amortizing provisions and matured in December 2006.

In November 2005, the Company entered into an interest rate swap agreement with a notional amount of $40 million to manage its exposure to interest rate movements on its variable rate credit facility. The swap was scheduled to mature in May 2008; however, ADESA terminated its $40 million interest rate swap on March 30, 2007, in anticipation of the pending merger and early repayment of its outstanding debt. The termination of the swap resulted in a gain of approximately $0.1 million.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

The Company designates its interest rate swap agreements as cash flow hedges. The fair value of the interest rate swap agreements is estimated using pricing models widely used in financial markets and represents the estimated amount the Company would receive or pay to terminate the agreements at the reporting date. At December 31, 2006 the fair value of the remaining interest rate swap agreement was a $0.2 million gain recorded in “Other assets” on the Consolidated Balance Sheet. Changes in the fair value of the interest rate swap agreements designated as cash flow hedges are recorded in “Other comprehensive income”. Unrealized gains or losses on interest rate swap agreements are included as a component of “Accumulated other comprehensive income”. At December 31, 2006, there was a net unrealized gain totaling $0.1 million, net of taxes of $0.1 million.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, finance receivables, trade receivables and interest rate swap agreements. The Company maintains cash and cash equivalents, short-term investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and companies and limits the amount of credit exposure with any one institution. Cash and cash equivalents include interest-bearing investments with maturities of three months or less. These investments consist primarily of A-1 and P-1 or better rated financial instruments and counterparties. Due to the nature of the Company’s business, substantially all trade and finance receivables are due from vehicle dealers, salvage buyers, institutional sellers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of customers to which it grants credit terms in the normal course of business. In the event of nonperformance by counterparties to financial instruments the Company is exposed to credit-related losses, but management believes this credit risk is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Financial Instruments

The carrying amounts of trade receivables, finance receivables, other current assets, accounts payable, accrued expenses and borrowings under the Company’s short-term revolving line of credit facilities approximate fair value because of the short-term nature of those instruments.

The fair value of the Company’s notes receivable is determined by calculating the present value of expected future cash receipts associated with these instruments. The discount rate used is equivalent to the current rate offered to the Company for notes of similar maturities. As of April 19, 2007 and December 31, 2006 the fair value of the Company’s notes receivable approximated the carrying value.

The fair value of the Company’s long-term debt is determined by calculating the present value of expected future cash outlays associated with the debt instruments. The discount rate used is equivalent to the current rate offered to the Company for debt of the same maturities. As of April 19, 2007 the fair value of the Company’s long-term debt approximated $352.8 million. As of December 31, 2006 the fair value of the Company’s long-term debt approximated its carrying value of $353.1 million. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

Note 14—Leasing Agreements

The Company leases property, computer equipment and software, automobiles, trucks and trailers, pursuant to operating lease agreements with terms expiring through 2031. Some of the leases contain renewal provisions

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

upon the expiration of the initial lease term, as well as fair market value purchase provisions. In accordance with SFAS 13 Accounting for Leases, rental expense is being recognized ratably over the lease period, including those leases containing escalation clauses. The deferred portion of the rent, for the leases containing escalation clauses, is included in “Accrued expenses” on the Consolidated Balance Sheet.

Total future minimum lease payments for non-cancellable operating leases with terms in excess of one year (excluding renewable periods) as of December 31, 2006 are as follows (in millions):

2007	$17.2
2008	14.7
2009	11.9
2010	10.4
2011	8.4
Thereafter	105.3

$167.9

Total lease expense for the period January 1 through April 19, 2007, and the years ended December 31, 2006 and 2005 was $7.2 million, $23.6 million and $21.8 million.

Note 15—Income Taxes

The components of the provision for income taxes are as follows for the periods ended (in millions):

	April 19, 2007	December 31,
		2006	2005
Income from continuing operations before income taxes:
Domestic	$37.8	$163.2	$158.4
Foreign	14.1	41.2	43.5

Total	$51.9	$204.4	$201.9

Income tax expense (benefit) from continuing operations:
Current:
Federal	$13.9	$61.1	$32.1
Foreign	5.1	13.6	13.9
State	1.6	8.0	1.9

Total current provision	20.6	82.7	47.9

Deferred:
Federal	5.1	(2.5)	20.5
Foreign	(0.1)	0.6	0.5
State	(0.7)	(3.2)	6.9

Total deferred provision	4.3	(5.1)	27.9

Income tax expense from continuing operations	$24.9	$77.6	$75.8

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

The provision for income taxes was different from the U.S. federal statutory rate applied to income before taxes, and is reconciled as follows for the periods ended:

	April 19, 2007	December 31,
		2006	2005
Statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net	1.8%	1.5%	3.3%
Merger Related Costs	5.3%	0.6%	0.0%
International Operations	3.7%	(0.4%)	(0.4%)
Stock-based compensation	2.7%	0.0%	0.0%
Other, net	(0.5%)	1.3%	(0.4%)

Effective rate	48.0%	38.0%	37.5%

During the 2007 period, the effective tax rate was adversely impacted by merger related costs and foreign repatriations. During 2005, the Company’s effective tax rate was favorably impacted by the recognition of certain 2004 provision to tax return adjustments, changes in estimates regarding tax contingencies, and the final settlement of a state tax dispute. The 2005 effective tax rate was unfavorably impacted by an allocation of state taxes from ALLETE which was made pursuant to a tax sharing agreement between the two companies.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets (liabilities) are comprised of the following at periods ended (in millions):

	April 19, 2007	December 31, 2006
Gross deferred tax assets:
Allowances	$6.6	$7.1
Accruals and liabilities	8.2	7.7
Employee benefits and compensation	13.2	13.2
Foreign tax credit carryover	5.9	1.3
State net operating loss carryforwards	6.2	4.0
Foreign credits	—	—
Other	0.9	0.7

Total deferred tax asset	41.0	34.0

Deferred tax asset valuation allowance	(0.9)	(0.2)

Total	40.1	33.8

Gross deferred tax liabilities:
Depreciation	(28.6)	(29.6)
Goodwill and intangibles	(40.9)	(41.0)
Transaction costs	(11.6)	—
Other	(0.2)	(0.1)

Total	(81.3)	(70.7)

Net deferred tax liabilities	($41.2)	($36.9)

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

The gross tax benefit from state net operating loss carryforwards expire as follows (in millions):

2007 (December 31, 2007)	$—
2008	0.3
2009	—
2010	0.1
2011	0.6
2012 to 2026	5.2

$6.2

Undistributed earnings of the Company’s foreign subsidiaries were approximately $25.6 million and $48.4 million at April 19, 2007 and December 31, 2006. Because these amounts have been or will be reinvested in properties and working capital, the Company has not recorded the deferred taxes associated with these earnings.

The Company made federal income tax payments, net of refunds, of $1.0 million up to April 19, 2007, $49.7 million in 2006 and $45.7 million in 2005. State and foreign income taxes paid by the Company, net of refunds, up to April 19, 2007 and during 2006 and 2005 totaled $6.7 million, $24.1 million and $22.0 million, respectively.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No 109 (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on income tax returns. As a result of adopting FIN 48, the Company recorded an increase in liabilities of $1.7 million and a corresponding decrease in retained earnings.

Subsequent to the adoption of FIN 48, the Company had total unrecognized tax benefits of $15.7 million at January 1, 2007. The amount of unrecognized tax benefits at January 1, 2007, that if recognized, would affect the effective tax rate were $15.7 million.

The Company records interest and penalties associated with the uncertain tax positions within its provision for income taxes on the income statement. As of January 1, 2007, the Company had reserves totaling $2.9 million associated with interest and penalties, net of tax.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, U.S. and non-U.S. tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities in the U.S. and Canada. In general, the examination of the Company’s material tax returns is completed for the years prior to 2000.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Note 16—Comprehensive Income

The components of comprehensive income are as follows for the periods ended (in millions):

	April 19, 2007	December 31, 2006	December 31, 2005
Net income	$26.9	$126.3	$125.5
Other comprehensive income, net of tax
Foreign currency translation	8.4	(0.6)	7.9
Unrealized (loss) gain on interest rate swaps	(0.1)	(0.4)	0.6

Comprehensive income	$35.2	$125.3	$134.0

The composition of “Accumulated other comprehensive income” at April 19, 2007 and December 31, 2006 is the net unrealized gains or (losses) on interest rate swaps of $0 million and $0.1 million and foreign currency translation adjustments of $57.9 million and $49.5 million, respectively.

Note 17—Segment Information

SFAS 131, Disclosures about Segments of an Enterprise and Related Information, requires reporting of segment information that is consistent with the manner in which management operates and views the Company. In 2006, the Company implemented several organizational realignment and management changes intended to better position the Company to serve its diverse customer bases, accommodate anticipated growth and realize operational efficiencies across all business lines. The former auction and related services or “ARS” segment is now referred to as Auction Services Group (“ASG”). The former dealer financing segment is now referred to as Dealer Services Group (“DSG”). The Company’s operations are grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. The Company aggregates its three operating segments into two reportable business segments: ASG and DSG. These reportable segments offer different services and are managed separately based on the fundamental differences in their operations. The realignment had no impact on aggregation of financial information at the reportable segment level.

ASG encompasses all wholesale and salvage auctions throughout North America (U.S. and Canada). The Company’s used vehicle auctions and Impact salvage auctions are included in the ASG segment. The two operating segments within the ASG reportable segment have similar economic characteristics. ASG relates to used vehicle and total loss vehicle remarketing, whether it be auction services, remarketing, or make ready services and all are interrelated, synergistic elements along the auto remarketing chain. The ASG operating segments transfer employees, share common customers, including used vehicle dealers, and in some cases operate out of the same auction site.

DSG includes the AFC finance business as well as other businesses and ventures the Company may enter into, focusing on providing the Company’s independent used vehicle dealer customers with value-added ancillary services and products. AFC is primarily engaged in the business of providing short-term, inventory-secured financing to independent, used vehicle dealers. AFC conducts business primarily at wholesale vehicle auctions in the U.S. and Canada.

The holding company is maintained separately from the two reportable segments and includes expenses associated with being a public company, such as salaries, benefits, and travel costs for the corporate management team, board of directors’ fees, investor relations costs, and incremental insurance, treasury, legal, accounting, and risk management costs. Holding company interest includes the interest incurred on the corporate debt structure. The majority of costs incurred at the holding company are not allocated to the two business segments.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Financial information regarding the Company’s reportable segments is set forth below for the period ended January 1 – April 19 (in millions):

2007	Auction Services Group	Dealer Services Group	Holding Company	Consolidated
Operating revenues	$325.4	$45.9	$—	$371.3

Operating expenses
Cost of services (exclusive of depreciation and amortization)	177.7	9.6	—	187.3
Selling, general and administrative	69.0	6.9	9.6	85.5
Depreciation and amortization	14.7	0.9	0.3	15.9
Transaction expenses	4.2	0.7	19.9	24.8

Total operating expenses	265.6	18.1	29.8	313.5

Operating profit (loss)	59.8	27.8	(29.8)	57.8
Interest expense	0.6	—	7.2	7.8
Other (income) expense, net	(2.5)	1.1	(0.5)	(1.9)

Income (loss) from continuing operations before income taxes	61.7	26.7	(36.5)	51.9
Income taxes	22.2	10.5	(7.8)	24.9

Income (loss) from continuing operations	$39.5	$16.2	($28.7)	$27.0

Assets	$1,697.1	$388.6	$133.8	$2,219.5

Capital expenditures	$11.1	$0.2	$—	$11.3

Financial information regarding the Company’s reportable segments is set forth below for the years ended December 31, (in millions):

2006	Auction Services Group	Dealer Services Group	Holding Company	Consolidated
Operating revenues	$959.9	$144.0	$—	$1,103.9

Operating expenses
Cost of services (exclusive of depreciation and amortization)	535.4	28.4	—	563.8
Selling, general and administrative	215.9	21.2	22.1	259.2
Depreciation and amortization	42.2	3.5	0.8	46.5
Aircraft charge	—	—	3.4	3.4
Transaction expenses	—	—	6.1	6.1

Total operating expenses	793.5	53.1	32.4	879.0

Operating profit (loss)	166.4	90.9	(32.4)	224.9
Interest expense	4.3	—	23.1	27.4
Other (income) expense, net	(5.4)	1.0	(2.5)	(6.9)

Income (loss) from continuing operations before income taxes	167.5	89.9	(53.0)	204.4
Income taxes	64.3	32.7	(19.4)	77.6

Income (loss) from continuing operations	$103.2	$57.2	($33.6)	$126.8

Assets	$1,628.5	$345.2	$1.6	$1,975.3

Capital expenditures	$36.6	$0.5	$—	$37.1

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

2005	Auction Services Group	Dealer Services Group	Holding Company	Consolidated
Operating revenues	$842.8	$126.0	$—	$968.8

Operating expenses
Cost of services (exclusive of depreciation and amortization)	448.3	25.2	—	473.5
Selling, general and administrative	185.9	21.4	19.8	227.1
Depreciation and amortization	36.0	4.1	0.7	40.8

Total operating expenses	670.2	50.7	20.5	741.4

Operating profit (loss)	172.6	75.3	(20.5)	227.4
Interest expense	4.7	—	26.5	31.2
Other income, net	(4.6)	(0.7)	(3.3)	(8.6)
Loss on extinguishment of debt	—	—	2.9	2.9

Income (loss) from continuing operations before income taxes	172.5	76.0	(46.6)	201.9
Income taxes	64.0	29.6	(17.8)	75.8

Income (loss) from continuing operations	$108.5	$46.4	($28.8)	$126.1

Capital expenditures	$53.7	$1.6	$—	$55.3

Geographic Information

Most of the Company’s operations outside the U.S. are in Canada. Information regarding the geographic areas of the Company’s operations is set forth below (in millions):

	January 1 – April 19, 2007	December 31,
		2006	2005
Operating revenues
U.S.	$300.8	$870.3	$778.4
Foreign	70.5	233.6	190.4

	$371.3	$1,103.9	$968.8

Long-lived assets
U.S.	$1,043.0	$1,055.1	$1,017.1
Foreign	168.5	164.9	167.3

	$1,211.5	$1,220.0	$1,184.4

The Company does not have any major customers as defined by SFAS 131.

Note 18—Dividends

In 2006 and 2005, the Company paid a quarterly dividend of $0.075 per common share for an annual amount of $0.30 per common share. As a condition to the definitive merger agreement between the Company and a group of private equity funds entered into on December 22, 2006, ADESA agreed not to pay any dividends to holders of its common stock while the merger was pending. Payment of future dividends and the continuation of the dividend reinvestment plan will be at the discretion of the board of directors in accordance with applicable law after taking into account various factors, including ADESA’s financial condition, operating results, current and anticipated cash needs, plans for expansion and other contractual restrictions with respect to the payment of dividends.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Note 19—Employee Benefit Plan

The Company maintains a defined contribution 401(k) plan that covers substantially all U.S. employees. Participants are generally allowed to make non-forfeitable contributions up to the annual IRS limits. The Company currently matches 100 percent of the amounts contributed by each individual participant up to 3 percent of the participant’s compensation and 50 percent of the amounts contributed between 3 percent and 5 percent of the participant’s compensation. Participants are 100 percent vested in the Company’s contributions. During 2006 and 2005 the Company contributed $4.6 million. For the period January 1 through April 19, 2007 the Company contributed $1.7 million.

Note 20—Transactions with Former Parent

In connection with the initial public offering, ALLETE and the Company delivered agreements governing various interim and ongoing relationships. These agreements included a master separation agreement, a tax sharing agreement, an employee and director matters agreement and a joint aircraft ownership and management agreement.

The Company and ALLETE entered into a tax sharing agreement, effective on the date of the spin-off, which governs ALLETE’s and the Company’s respective rights, responsibilities and obligations after the spin-off with respect to taxes. Under the tax sharing agreement, the Company will indemnify ALLETE for tax liabilities that are allocated to the Company for periods prior to the spin-off. The amount of taxes allocated to ADESA for such periods is the amount that the Company and its subsidiaries would have been required to pay under the previous agreements in place with ALLETE, determined in accordance with past practice.

The Company has agreed in this tax sharing agreement that the Company will indemnify ALLETE for any taxes arising out of the failure of the spin-off to qualify as tax-free distribution to ALLETE and the ALLETE shareholders as a result of the Company’s actions or inaction, and 50 percent of any such taxes that do not result from the actions or inaction of either the Company or ALLETE. The Company will share with ALLETE the right to control the disposition of any audits, litigation or other controversies with any taxing authorities regarding such taxes.

The Company entered into an employee and director matters agreement with ALLETE that governs the allocation of responsibilities related to employee benefit plans provided by ALLETE to the Company’s employees and directors and the allocation of liability relating to employees and directors of ALLETE and the Company in connection with the initial public offering and the subsequent spin-off by ALLETE. In general, ALLETE is responsible for all liabilities relating to employees and directors of ALLETE, and the Company will be responsible for all liabilities relating to its employees and directors as of the date of the initial public offering. The agreement also addresses treatment of liabilities in respect of those ALLETE employees and directors that have become employees and directors of the Company. Under the agreement, the Company’s employees ceased to participate in any ALLETE pension plan as of the date of the initial public offering and ceased to participate in any ALLETE equity plan, including the employee stock purchase plan, as of the date of the spin-off. Any transferring employees and directors received credit under each of the Company’s applicable benefit plans for past service with ALLETE. The agreement also sets forth the treatment of ALLETE stock options and performance shares held by employees and directors of ALLETE and the Company as of the time of the spin-off.

In 2004, ALLETE contributed a 70 percent ownership interest in two aircraft previously owned by ALLETE. On November 2, 2006, the Company received written notice of ALLETE, Inc.’s election to withdraw from joint ownership of two corporate aircraft and terminate the Joint Aircraft Ownership and Management

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Agreement between ALLETE, Inc. and the Company dated as of June 4, 2004 (the “Aircraft Agreement”). The Aircraft Agreement sets forth the terms and conditions relating to the duties and responsibilities of ALLETE and the Company with respect to two aircraft previously owned by ALLETE. In addition, pursuant to the Aircraft Agreement, ALLETE contributed a 70 percent ownership interest in each of the two aircraft to the Company. Upon termination of the Aircraft Agreement, each owner is entitled to 100 percent ownership interest in, and title to, one of the aircraft. As a result of the termination of the Aircraft Agreement, the Company recorded a non-cash pretax charge of $3.4 million in the fourth quarter of 2006 representing a reduction of ownership interests in the aircraft and other costs associated with the termination of the Aircraft Agreement.

Note 21—Commitments and Contingencies

The Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. The Company accrues an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies including litigation and environmental matters are included in “Other accrued expenses” and “Other liabilities” at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information become available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on the Company’s operating results in that period. Legal fees are expensed as incurred.

The Company has accrued, as appropriate, for environmental remediation costs anticipated to be incurred at certain of its auction facilities. Liabilities for environmental matters included in “Other accrued expenses” and “Other liabilities” were $2.1 million and $3.0 million at April 19, 2007 and December 31, 2006, respectively. No amounts have been accrued as receivables for potential reimbursement or recoveries to offset this liability.

The Company stores a significant number of vehicles owned by various customers and consigned to the Company to be auctioned. The Company is contingently liable for each consigned vehicle until the eventual sale or other disposition; however, the Company is generally not liable for damage related to severe weather conditions, natural disasters or other factors outside of the Company’s control. Loss is possible; however, at this time management cannot estimate a range of loss that could occur. Individual stop loss and aggregate insurance coverage is maintained on the consigned vehicles. These vehicles are consigned to the Company and are not included in the Consolidated Balance Sheets.

In the normal course of business, the Company also enters into various other guarantees and indemnities in its relationships with suppliers, service providers, customers and others. These guarantees and indemnifications do not materially impact the Company’s financial condition or results of operations, but indemnifications associated with the Company’s actions generally have no dollar limitations and currently cannot be quantified.

As noted above, the Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Such litigation is generally not, in the opinion of management, likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. Legal and regulatory proceedings which could be material are discussed below.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

ADESA Impact Taunton facility

In December 2003, the Massachusetts Department of Environmental Protection (“MADEP”) identified the Company as a potentially responsible party regarding contamination of several private drinking water wells in a residential development that abuts the Taunton, Massachusetts salvage auction facility operated by the Company. The wells had elevated levels of methyl tertiary butyl ether (“MTBE”). MTBE is a chemical compound added to gasoline to reduce environmental emissions. In 2005, the EPA preliminarily identified MTBE as a “likely” carcinogen.

The Company engaged GeoInsight, Inc. an environmental services firm, to conduct tests of the soil, groundwater and ambient air on and adjacent to the Company’s salvage auction site. The results of the soil and water tests indicated levels of MTBE exceeding MADEP standards with respect to certain residential properties. In response to the empirical findings, the Company, with the approval of the MADEP, installed granular activated carbon filtration systems in thirty-three residences that may be impacted by MTBE.

In January 2004, the Company submitted an immediate response action plan (“IRA”) to the MADEP describing the initial activities the Company performed, and the additional measures that the Company used to further assess the existence of any imminent hazard to human health. In addition, as required by the MADEP, the Company has conducted an analysis to identify sensitive receptors that may have been affected, including area schools and municipal wells. Based on the analyses conducted, the Company has advised the MADEP that it believes that an imminent hazard condition does not exist. The Company is submitting periodic status updates to the MADEP.

The salvage auction facility was acquired from Auto Placement Center, Inc. in 2001. Although the primary releases of gasoline and MTBE may have preceded the Company’s acquisition of the Taunton salvage site, the Company voluntarily agreed to several remediation measures including the construction of a municipal waterline to serve the residents of the area. The construction of the waterline was completed in the first quarter of 2005. In the second quarter of 2005, the Company entered into a settlement agreement with its environmental insurance carrier with respect to certain coverage matters which were in dispute relating to the Taunton site. The payment that was made to the Company under the settlement agreement was not material to the Company’s results of operations or financial condition. The Company has released its insurance carrier from any further claims with respect to environmental conditions at the Taunton site.

In June 2005, 64 residents of Taunton, Massachusetts filed two separate lawsuits against ADESA Impact in Massachusetts Superior Court, Bristol Division (Civil Action No.2005-00640 and Civil Action No. 2005-00641). The complaints seek approximately $5.7 million in damages for ADESA’s alleged negligence, trespass, and creation of a public nuisance arising from elevated gasoline and contaminants of MTBE in the ground water and water wells of the plaintiffs which plaintiffs contend resulted from an above ground gasoline storage tank leak or spill at the Company’s Taunton salvage auction. In particular, plaintiffs are seeking damages for: (1) diminution in the appraised value of their respective residences, (2) well contamination, (3) damage to and loss of use of their property, (4) pain and suffering and (5) reimbursement of certain expenses incurred as a result of the MTBE release.

In September 2006, ADESA Impact reached a settlement agreement with plaintiffs’ counsel whereby ADESA Impact has agreed to pay each of the thirty-four households $38,000 for an aggregate payment totaling $1.3 million to resolve all pending litigation and asserted claims related to the alleged release of gasoline and MTBE into ground water at ADESA Impact’s Taunton salvage facility. In January 2007, the settlement agreement was finalized and the federal district court formally dismissed the litigation.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

The Company recorded provisions totaling approximately $0.6 million in the third quarter of 2006 to increase its accrual related to the settlement and has a total accrual of $1.4 million at December 31, 2006 with respect to the Taunton matter which includes the settlement amount and ongoing monitoring costs. This amount is included in the $3.0 million liability accrued for environmental matters at December 31, 2006. At April 19, 2007 an accrual of $0.4 million remained with respect to the Taunton matter. This amount is included in the $2.1 million liability accrued for environmental matters at April 19, 2007.

ADESA Importation Services, Inc. Litigation

In January, 2002, Johnny Cooper (“Cooper”), a former manager of ADESA Importation Services, Inc. (“AIS”), a wholly owned subsidiary of the Company, filed suit against the Company and AIS (collectively “ADESA”) in the Circuit Court of the State of Michigan, County of Genesee, alleging breach of contract and breach of other oral agreements related to AIS’s purchase of International Vehicle Importers, Inc. in December 2000. Cooper was the controlling shareholder who sold the business to AIS in 2000. AIS filed a counterclaim against Cooper including allegations of breach of contract, breach of fiduciary duty and fraud. Pursuant to Michigan law, the case was originally evaluated by an independent three attorney panel which awarded Cooper damages of $153,000 for his claims and awarded ADESA damages of $225,000 for its counterclaims. Cooper rejected the panel’s decision resulting in a jury trial. In June 2004, the jury awarded Cooper damages of $5.8 million related to the allegation that ADESA breached oral agreements to provide funding to AIS. The jury also found in favor of ADESA on three of its counterclaims including breach of contract, breach of fiduciary duty and fraud and awarded ADESA $69,000. In July 2004, the Genesee County Circuit Court entered judgment for Cooper in the amount of $6,373,812, netting the amount of the damages and awarding the plaintiff prejudgment interest. In October 2004, the Genesee County Circuit Court denied post-judgment motions made by ADESA for a new trial and/or reduction in the damages. In November 2004, the Company filed a Claim of Appeal with the Michigan Court of Appeals. Both parties subsequently submitted their respective appellate briefs to the Michigan Court of Appeals.

In December 2005, the Company filed a motion for peremptory reversal requesting the Michigan Court of Appeals to reverse the judgment on the grounds that Cooper’s oral side agreement claim was barred, as a matter of law, by the merger provisions of the asset purchase agreement that was entered into in 2000 in connection with the sale of the business to AIS. In March 2006, the Company was notified that the Court of Appeals denied the motion on the grounds that it failed to persuade the Court of the existence of manifest error requiring reversal without argument for formal submission. In April 2006, the parties presented their respective oral arguments to a three judge panel of the Court of Appeals. In August 2006, the Michigan Court of Appeals issued an unpublished opinion affirming the judgment against ADESA. In September 2006, ADESA filed a Motion for Reconsideration with the Michigan Court of Appeals. In October 2006, the Michigan Court of Appeals denied ADESA’s Motion for Reconsideration. In December 2006, following unsuccessful appeal of the verdict through the Michigan Court of Appeals, ADESA filed its application for leave to appeal the decision to the Michigan Supreme Court (Case No. 132630). As a result, the parties filed their respective briefs with the Michigan Supreme Court as to the issue of whether ADESA should be permitted to appeal the lower court decision to the Michigan Supreme Court. In April 2007, the Michigan Supreme Court granted ADESA’s application for leave to appeal. The parties initiated settlement discussions as of July 2007.

The Company discontinued the operations of AIS, its vehicle importation business, in February 2003. At April 19, 2007, the Company had an accrual totaling $7.2 million ($5.8 million award plus accrued interest of $1.4 million) as a result of the jury trial verdict. As noted above, the post-merger management team decided to initiate settlement discussions in July 2007, to eliminate the distraction, burden and expense of further litigation. In October 2007, the Company reached a settlement with Cooper for $3.75 million. The settlement was included

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

with the accounting for the merger transactions as the settlement was based on decisions implemented by the post-merger management team. As such, the amounts recorded in the consolidated financial statements for periods prior to the settlement have not been adjusted.

Auction Management Solutions, Inc.

In March 2005, Auction Management Solutions, Inc. (“AMS”) filed a lawsuit against ADESA, Inc. in U.S. District Court alleging infringement of a patent that pertains to a system and methods that allow remote bidders to participate in a traditional-style, live auction with onsite bidders. The AMS complaint was served upon ADESA in July 2005. The complaint seeks unspecified damages, attorneys’ fees and costs and injunctive relief; however, AMS has provided ADESA with an estimate of damages of approximately $6.1 million. The Company continues to vigorously defend itself against the infringement allegations. The litigation is currently in discovery.

Although the Company believes it has substantial defenses to the AMS claims, there is the potential for an adverse judgment given the risk and uncertainty inherent in litigation. In the event of an adverse decision, the Company does not believe that it would have a material adverse effect on its consolidated financial condition or liquidity but could possibly be material to its consolidated results of operations.

Litigation Regarding the Merger

In January 2007, Gerald Ortsman filed a lawsuit against ADESA, its directors and the group of private equity funds, including affiliates of Kelso & Company, GS Capital Partners, ValueAct Capital and Parthenon Capital, that acquired the Company in the Delaware Court of Chancery.

In March 2007, ADESA and each of the equity funds entered into a settlement agreement with the plaintiff solely because the settlement would eliminate the distraction, burden and expense of further litigation. As part of the settlement, ADESA amended and supplemented its definitive proxy statement filed with the Securities and Exchange Commission on February 16, 2007 to include certain additional disclosure. The proxy supplement was also mailed to stockholders of record. In addition, ADESA agreed to pay the plaintiff $340,000 for fees and expenses.

SEC Informal Inquiry

In December 2003, the staff of the SEC initiated an informal inquiry relating to ALLETE’s internal audit function and the internal financial reporting of ALLETE (ADESA’s former parent), ADESA, AFC, a wholly owned subsidiary of ADESA, and the loan loss methodology at AFC. ALLETE and the Company fully and voluntarily cooperated with the informal inquiry and sent a response to the SEC in February 2004. Management believes that the Company has acted appropriately and that this inquiry will not result in action that has a material adverse impact on the Company or its reported results of operations. The Company has had no further inquiries or correspondence with the SEC regarding this matter since the first quarter of 2004.

Other Matters

Cheryl Munce, former Executive Vice President of the Company and President of ADESA Impact, elected to depart from the Company on May 26, 2006. Brian Warner, former Vice President of the Company and President of ADESA Canada Corporation, departed the Company on May 19, 2006. In August 2006, Cheryl Munce filed a Statement of Claim in the Ontario Superior Court of Justice against ADESA, Inc., Impact Auto Auction Ltd., Automotive Recovery Services, Inc. d/b/a ADESA Impact, and ADESA Auctions Canada

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

Corporation d/b/a ADESA Canada (collective referred to as “ADESA”) alleging wrongful and/or constructive dismissal from employment and claiming monetary damages in excess of CDN $2.5 million including punitive damages and costs of the action. In September 2006, Brian Warner filed a Statement of Claim in the Ontario Superior Court of Justice against ADESA, Inc. and ADESA Auctions Canada Corporation d/b/a ADESA Canada (collectively referred to as “ADESA”) alleging wrongful dismissal from employment. In 2008, the Company reached a settlement with both Ms. Munce and Mr. Warner.

Note 22—Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results that may be expected for the year.

2006 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues	$285.6	$275.9	$272.9	$269.5

Operating expenses
Cost of services (exclusive of depreciation and amortization)	144.2	137.7	137.8	144.1
Selling, general, and administrative expenses	66.9	63.8	64.7	63.8
Depreciation and amortization	10.8	11.0	12.1	12.6
Aircraft charge	—	—	—	3.4
Transaction expenses	—	—	—	6.1

Total operating expenses	221.9	212.5	214.6	230.0

Operating profit	63.7	63.4	58.3	39.5
Interest expense	7.0	7.1	7.1	6.2
Other income, net	(1.7)	(1.8)	(1.8)	(1.6)

Income from continuing operations, before income taxes	58.4	58.1	53.0	34.9
Income taxes	22.1	21.9	18.6	15.0

Income from continuing operations	36.3	36.2	34.4	19.9
Discontinued operations	—	(0.1)	(0.3)	(0.1)

Net income	$36.3	$36.1	$34.1	$19.8

Basic earnings per share of common stock (Notes 3 and 7)
Continuing operations	$0.40	$0.40	$0.38	$0.22
Discontinued operations	—	—	—	—

	$0.40	$0.40	$0.38	$0.22

Diluted earnings per share of common stock (Notes 3 and 7)
Continuing operations	$0.40	$0.40	$0.38	$0.22
Discontinued operations	—	—	—	—

	$0.40	$0.40	$0.38	$0.22

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006 and 2005

2005 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues	$242.7	$246.5	$241.0	$238.6

Operating expenses
Cost of services (exclusive of depreciation and amortization)	114.5	115.1	116.8	127.1
Selling, general, and administrative expenses	54.8	56.1	57.5	58.7
Depreciation and amortization	9.2	10.0	10.8	10.8

Total operating expenses	178.5	181.2	185.1	196.6

Operating profit	64.2	65.3	55.9	42.0
Interest expense	8.1	8.5	7.4	7.2
Other income, net	(1.5)	(2.3)	(2.5)	(2.3)
Loss on extinguishment of debt	—	—	2.9	—

Income from continuing operations, before income taxes	57.6	59.1	48.1	37.1
Income taxes	22.5	23.0	16.5	13.8

Income from continuing operations	35.1	36.1	31.6	23.3
Discontinued operations	(0.1)	(0.2)	(0.1)	(0.2)

Net income	$35.0	$35.9	$31.5	$23.1

Basic earnings per share of common stock (Notes 3 and 7)
Continuing operations	$0.39	$0.40	$0.35	$0.26
Discontinued operations	—	—	—	—

	$0.39	$0.40	$0.35	$0.26

Diluted earnings per share of common stock (Notes 3 and 7)
Continuing operations	$0.38	$0.40	$0.35	$0.26
Discontinued operations	—	—	—	—

	$0.38	$0.40	$0.35	$0.26

The operations of ComSearch were discontinued in the third quarter of 2005; as such, the following restatements are reflected in the first and second quarters of 2005 to reflect ComSearch as discontinued operations:

•	Operating revenues were reduced by $1.3 million and $1.2 million in the first and second quarters of 2005.

•	Operating expenses were reduced by $1.4 million and $1.3 million in the first and second quarters of 2005.

•	Operating profits increased by $0.1 million in the first and second quarters of 2005.

•	Income from continuing operations, net of tax, increased $0.1 million in the first and second quarters of 2005.

The sum of the quarterly per share amounts may not equal the annual amounts reported since per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other potential dilutive common shares.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Insurance Auto Auctions, Inc.:

We have audited the accompanying consolidated balance sheets of Insurance Auto Auctions, Inc. and subsidiaries as of April 19, 2007 (Successor) and December 31, 2006 (Successor), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period ended April 19, 2007 (Successor), the year ended December 31, 2006 (Successor), for the period from May 25, 2005 to December 25, 2005 (Successor) and for the period from December 27, 2004 to May 24, 2005 (Predecessor). These consolidated financial statements are the responsibility of the management of Insurance Auto Auctions, Inc. and subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Insurance Auto Auctions, Inc. and subsidiaries as of April 19, 2007 (Successor) and December 31, 2006 (Successor), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period ended April 19, 2007 (Successor), the year ended December 31, 2006 (Successor), for the period from May 25, 2005 to December 25, 2005 (Successor) and for the period from December 27, 2004 to May 24, 2005 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the accompanying consolidated financial statements, effective December 31, 2006, the Company adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements,” and effective December 26, 2005, the Company adopted SFAS No. 123(R), “Share-Based Payment.”

As discussed in Note 2 to the consolidated financial statements, effective May 25, 2005, Axle Holdings, Inc. acquired all of the outstanding stock of Insurance Auto Auctions, Inc. in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than for the periods before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP

Chicago, Illinois

March 26, 2008

Insurance Auto Auctions, Inc. and Subsidiaries

Consolidated Statements of Operations

(dollars in thousands)

	SUCCESSOR			PREDECESSOR
	January 1 – April 19, 2007	December 31, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005
Revenues:
Fee income	$101,669	$281,833	$136,926	$103,203
Vehicle sales	13,119	50,117	23,484	17,242

	114,788	331,950	160,410	120,445

Cost of sales:
Branch cost	71,269	211,098	102,675	72,554
Vehicle cost	11,222	43,820	19,978	14,640

	82,491	254,918	122,653	87,194

Gross margin	32,297	77,032	37,757	33,251

Operating expense:
Selling, general and administrative	21,416	50,913	24,630	15,822
Loss (gain) on sale of property and equipment	(27)	9	197	(896)
Loss (gain) related to flood	(77)	3,529	—	—
Merger costs	—	—	5,021	15,741

	21,312	54,451	29,848	30,667

Income from operations	10,985	22,581	7,909	2,584

Other (income) expense:
Interest expense	10,023	30,596	15,021	567
Loss on early extinguishment of debt	—	1,300	—	—
Other income	(122)	(460)	(346)	(2,442)

Income (loss) before income taxes	1,084	(8,855)	(6,766)	4,459
Income taxes	1,454	(1,676)	(1,332)	4,899

Net loss	$(370)	$(7,179)	$(5,434)	$(440)

See accompanying Notes to Consolidated Financial Statements

Insurance Auto Auctions, Inc. and Subsidiaries

Consolidated Balance Sheets

(dollars in thousands except per share amounts)

	SUCCESSOR
	April 19, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$13,039	$14,040
Accounts receivable, net	56,945	56,606
Inventories	18,540	19,154
Income taxes receivable	806	1,129
Deferred income taxes	10,102	11,311
Other current assets	6,638	7,087

Total current assets	106,070	109,327

Property and equipment, net	80,737	80,150
Intangible assets, net	144,402	147,535
Goodwill	241,895	241,336
Other assets	9,647	9,673

	$582,751	$588,021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$33,729	$37,517
Accrued liabilities	13,371	14,103
Accrued interest	3,005	5,487
Obligations under capital leases	217	297
Income taxes payable	—	—
Obligations under line of credit	—	—
Current installments of long-term debt	1,950	1,950

Total current liabilities	52,272	59,354

Deferred income taxes	36,127	36,127
Other liabilities	12,350	12,369
Obligations under capital leases	—	32
Senior notes	150,000	150,000
Long-term debt, excluding current installments	192,075	192,563

Total liabilities	442,824	450,445

Shareholders’ equity:
Additional paid-in capital	154,096	151,357
Accumulated other comprehensive gain	2	20
Accumulated deficit	(14,171)	(13,801)

Total shareholders’ equity	139,927	137,576

Total liabilities and shareholders’ equity	$582,751	$588,021

See accompanying Notes to Consolidated Financial Statements

Insurance Auto Auctions, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(dollars in thousands except number of shares)

	Common Stock
	Number of Shares	Amount	Additional Paid-in Capital	Treasury Stock	Deferred Compensation (Restricted Stock)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance at December 26, 2004—Predecessor	11,569,156	$12	$151,793	$(9,637)	$(4,343)	$(186)	$65,012	$202,651

Net loss	—	—	—	—	—	—	(440)	(440)
Other comprehensive loss, net of tax:
Change in fair value of interest rate swap contract (net of tax, $87)	—	—	—	—	—	140	—	140

Comprehensive loss								(300)
Termination of interest rate swap agreement	—	—	—	—	—	46	—	46
Issuance of common stock in connection with exercise of common stock options	46,148	—	586	—	—	—	—	586
Tax benefit related to stock options exercised	—	—	8,490	—	—	—	—	8,490
Restricted shares released	230,875	—	—	—	3,260	—	—	3,260
Issuance of common stock in connection with the employee stock purchase plan	15,847	—	223	—	—	—	—	223
Treasury stock purchased	(82)	—	—	(1)	—	—	—	(1)
Amortization of deferred compensation	—	—	—	—	1,083	—	—	1,083

Balance at May 24, 2005 —Predecessor	11,861,944	$12	$161,092	$(9,638)	$—	$—	$64,572	$216,038

Net loss	—	—	—	—	—	—	(5,434)	(5,434)
Redemption of Predecessor’s outstanding common stock	(11,861,944)	(12)	(161,092)	—	—	—	—	(161,104)
Cancellation of Predecessor’s stock held in treasury	—	—	—	9,638	—	—	—	9,638
Issuance of common stock	100	—	—	—	—	—	—	—
Write-off of Predecessor’s retained earnings associated with the transaction	—	—	—	—	—	—	(64,572)	(64,572)
Contributed capital associated with the transaction	—	—	143,600	—	—	—	—	143,600
Contributed capital in the form of exchanged stock options associated with the transaction	—	—	5,653	—	—	—	—	5,653
Contributed capital	—	—	205	—	—	—	—	205

Balance at December 25, 2005—Successor	100	$—	$149,458	$—	$—	$—	$(5,434)	$144,024

See accompanying Notes to Consolidated Financial Statements

Insurance Auto Auctions, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity—(Continued)

(dollars in thousands except number of shares)

	Common Stock
	Number of Shares	Amount	Additional Paid-in Capital	Treasury Stock	Deferred Compensation (Restricted Stock)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance at December 25, 2005—Successor	100	$—	$149,458	$—	$—	$—	$(5,434)	$144,024
Net loss	—	—	—	—	—	—	(7,179)	(7,179)
Other comprehensive loss, net of tax:
Change in fair value of interest cap (net of tax $12)	—	—	—	—	—	20	—	20

Comprehensive loss	—	—	—	—	—	—	—	(7,159)
Adjustment to initially apply SAB 108, net of tax	—	—	—	—	—	—	(1,188)	(1,188)
Share-based compensation expense	—	—	1,749	—	—	—	—	1,749
Contributed capital	—	—	150	—	—	—	—	150

Balance at December 31, 2006—Successor	100	$—	$151,357	$—	$—	$20	$(13,801)	$137,576

Net loss	—	—	—	—	—	—	(370)	(370)
Other comprehensive loss, net of tax:
Change in fair value of interest cap (net of tax $12)	—	—	—	—	—	(18)	—	(18)

Comprehensive loss	—	—	—	—	—	—	—	(388)
Share-based compensation expense	—	—	2,739	—	—	—	—	2,739

Balance at April 19, 2007—Successor	100	$—	$154,096	$—	$—	$2	$(14,171)	$139,927

See accompanying Notes to Consolidated Financial Statements

Insurance Auto Auctions, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(dollars in thousands)

	SUCCESSOR			PREDECESSOR
	January 1 – April 19, 2007	Year ended December 31, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005
Cash flows from operating activities:
Net loss	$(370)	$(7,179)	$(5,434)	$(440)
Adjustments to reconcile net earnings (loss) to net cash provided by (used) operating activities:
Loss on change in fair market value of interest rate cap	(18)	—	—	—
Depreciation and amortization	8,372	25,524	11,855	5,464
(Gain) loss on disposal of fixed assets, including disposal of assets as a result of the Texas flood in 2006	(31)	759	197	(896)
Loss on early extinguishment of debt	—	1,300	—	—
Share-based compensation expense	2,739	1,749	—	4,343
Amortization of debt issuance costs	—	—	—	—
Deferred income taxes	1,209	(2,379)	(1,874)	(1,448)
Tax benefit related to employee stock compensation	—	—	—	8,394
(Increase) decrease in:
Accounts receivable, net	(339)	(6,081)	9,270	(5,312)
Income tax receivable	322	1,984	(113)	(2,618)
Inventories	614	1,349	(4,641)	(472)
Other current assets	512	973	(3,190)	(520)
Other assets	(603)	26	228	(827)
Increase (decrease) in:
Accounts payable	(3,786)	(635)	(7,202)	6,719
Accrued liabilities	(3,233)	(440)	(8,732)	12,279
Income taxes	—	—	—	(1,067)

Net cash provided (used) by operating activities	5,388	16,950	(9,636)	23,599

See accompanying Notes to Consolidated Financial Statements

Insurance Auto Auctions, Inc. and Subsidiaries

Consolidated Statements of Cash Flows—(Continued)

(dollars in thousands)

	SUCCESSOR			PREDECESSOR
	January 1 – April 19, 2007	Year ended December 31, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005
Cash flows from investing activities:
Purchase of IAAI, Inc.	$—	$—	$(356,753)	$—
Capital expenditures	(5,386)	(17,520)	(9,943)	(8,221)
Payments made in connection with acquisitions, net of cash acquired	(450)	(91,134)	(271)	(600)
Proceeds from disposal of property and equipment	47	1,383	1,488	1,391

Net cash used in investing activities	(5,789)	(107,271)	(365,479)	(7,430)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	—	—	905
Contributed capital	—	150	143,805	—
Proceeds from short-term borrowings	—	—	—	3,000
Payment of financing and other fees	—	(1,491)	(13,586)	—
Principal payments of long-term debt	(488)	(33,711)	(22,799)	(3,762)
Purchase of treasury stock	—	—	—	(1)
Repayment of term loan	—	—	—	—
Proceeds from amended term loan	—	—	—	—
Principal payments on capital leases	(112)	(367)	(445)	(614)
Issuance of senior notes	—	—	150,000	—
Issuance of term loan	—	113,898	115,000	—

Net cash provided by (used in) financing activities	(600)	78,479	371,975	(472)

Net increase (decrease) in cash and cash equivalents	(1,001)	(11,842)	(3,140)	15,697
Cash and cash equivalents at beginning of period	14,040	25,882	29,022	13,325

Cash and cash equivalents at end of period	$13,039	$14,040	$25,882	$29,022

Supplemental disclosures of cash flow information:
Cash paid or refunded during the period for:
Interest	$9,441	$28,634	$12,220	$689

Income taxes paid	$368	$699	$147	$1,654

Income taxes refunded	$550	$1,966	$5,111	$26

Non-cash transactions:
Options exchanged in merger transactions	$—	$—	$5,653	$—

See accompanying Notes to Consolidated Financial Statements

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

April 19, 2007, December 31, 2006 and December 25, 2005

(1) Summary of Business and Significant Accounting Policies

As used in these notes, unless the context requires otherwise, the “Company,” “IAAI,” “we,” “us,” “our,” and other similar terms refer to Insurance Auto Auctions, Inc. and its subsidiaries. IAAI is a wholly-owned subsidiary of Axle Holdings, Inc., a Delaware corporation (“Axle Holdings”), which is a wholly-owned subsidiary of Axle Holdings II, LLC, a Delaware limited liability company (“LLC”) that is controlled by affiliates of Kelso & Company, L.P. (“Kelso”).

Background

IAAI operates in a single business segment—providing insurance companies and other vehicle suppliers cost-effective salvage processing solutions, including selling total loss and recovered theft vehicles.

On May 25, 2005, the Company completed merger transactions, which are described in detail in Note 2. The merger transactions resulted in a new basis of accounting under Statement of Financial Accounting Standards No. 141. This change creates many differences between reporting for IAAI post-merger, as successor, and IAAI pre-merger, as predecessor. The accompanying consolidated financial statements and the notes to the consolidated financial statements reflect separate reporting periods for the predecessor and successor company where applicable.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents represents an investment in a money market fund. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The balance in money market funds as of April 19, 2007 and December 31, 2006 is zero.

Fiscal Periods

Fiscal year 2005 consisted of 52 weeks and ended on December 25, 2005. Fiscal year 2006 consists of 53 weeks and ended on December 31, 2006. The additional week occurred in the fourth quarter. As described in detail in Note 14, Axle Holdings merged with ADESA, Inc. on April 20, 2007. Due to the closing date of the ADESA merger, April’s fiscal month close is April 19, 2007, consisting of 16 weeks.

Revenue Recognition

Revenues (including vehicle sales and fee income) are generally recognized at the date the vehicles are sold at auction. Revenue not recognized at the date the vehicles are sold at auction includes annual buyer registration fees, which are recognized on a straight line basis and certain buyer-related fees, which are recognized when payment is received.

Inventories

Inventories are stated at the lower of cost or estimated realizable value. Cost includes the cost of acquiring ownership of total loss and recovered theft vehicles, charges for towing and, less frequently, reconditioning costs. The costs of inventories sold are charged to operations based upon the specific-identification method.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Leases

The Company leases real estate and certain equipment. Some of the leases contain clauses that either reduce or increase the amount of rent paid in future periods. The rent expense for these leases is recognized on a straight-line basis over the lease term.

Disclosures About Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable and long-term debt. The fair values of these instruments approximate their carrying values other than long-term debt. As of April 19, 2007, December 31, 2006 and December 25, 2005, the fair value of the Company’s 11% Senior Notes due 2013 was $174.5 million, $169.5 million and $157.7, respectively, and the fair value of the Company’s term loan under its senior credit facilities was $194.0 million, $194.5 million and $115.6 million, respectively. As of April 19, 2007, December 31, 2006 and December 25, 2005 the carrying value of the Company’s 11% Senior Notes due 2013 was $150.0 million, and the carrying value of the Company’s term loan under its senior credit facilities was $194.0 million, $192.6 million and $113.1 million, respectively.

Goodwill

The Company tests goodwill for impairment annually during the second quarter and continually reviews whether a triggering event has occurred to determine whether the carrying value exceeds the fair value. The fair value is based generally on discounted projected cash flows, but the Company also considers factors such as comparable industry price multiples. The Company employs cash flow projections that it believes to be reasonable under current and forecasted circumstances. The annual impairment test of goodwill is performed in the second quarter of each year. As of April 19, 2007, there were no events or other indications which require an impairment test in advance of the second quarter annual impairment test. The fiscal 2006 annual test did not indicate any impairment.

Intangibles

Intangibles represent acquisition costs in excess of the fair value of net tangible assets of businesses purchased and consist primarily of supplier relationships, trade names, software and covenants not to compete. These costs are being amortized over periods ranging from one to twenty years on a straight-line basis. The annual impairment test of intangible assets is performed in the second quarter of each year. As of April 19, 2007, there were no events or other indications which require an impairment test in advance of the second quarter annual impairment test. The fiscal 2006 annual test did not indicate any impairment.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the assets carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the estimated undiscounted future cash flows change in the future, the Company may be required to reduce the carrying amount of an asset to its fair value. Fair value would be determined by discounting estimated cash flows.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Use of Estimates

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results may differ from these estimates.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets ranging from three to 40 years. Leasehold improvements are amortized on a straight-line basis over their estimated economic useful life or the lease term, whichever is less.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry forwards. The effect of a rate change on deferred tax assets and liabilities is recognized in the period of enactment.

Credit Risk

Vehicles are sold generally for cash; therefore, very little credit risk is incurred from the selling of vehicles. Receivables arising from advance charges made on behalf of vehicle suppliers, most of which are insurance companies, are generally satisfied from the net proceeds payable to the vehicle suppliers. A small percentage of vehicles sold do not have sufficient net proceeds to satisfy the related receivables, and in these cases, the receivable is due from the vehicle suppliers. Management performs regular evaluations concerning the ability of its customers and suppliers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. The Company’s credit losses for the periods presented are insignificant and have not exceeded management’s estimates.

Significant Providers of Salvage Vehicles

For the fiscal period ended April 19, 2007, two automobile insurance providers were individually responsible for providing 15.2% and 13.1%, respectively, of the salvage vehicles sold by the Company. Although these insurance companies represent a significant source of vehicles sold at auction, our relationship with the insurance companies are distributed throughout regional offices. None of the individual regions of the respective insurance company or person within the insurance company were responsible for vehicle assignments representing over 10% of the units sold as of April 19, 2007.

Stock Based Compensation

The matter discussed in this Note should be read in conjunction with the information contained in Note 9. In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and its related implementation guidance. On December 26, 2005, the Company adopted

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

the provisions of SFAS 123R using the prospective method. Under the prospective method, the Company accounted for awards outstanding as of December 25, 2005 using the accounting principles originally applied, SFAS 123 and APB 25. For awards issued after December 25, 2005 and for awards modified after December 25, 2005, the Company accounts for awards at fair value using the accounting principles under SFAS 123R. The Company is permitted to apply the modified prospective method under SFAS 123R because the Company elected to use the minimum value method of measuring share options for pro forma disclosure purposes under SFAS 123 in prior periods. Had the Company elected to use the fair value method for pro forma disclosure purposes under SFAS 123, it would have been required to recognize more compensation expense in its Statement of Operations under SFAS 123R for periods beginning on or after December 25, 2005.

SFAS 123R requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under the prior accounting rules. This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption. Total cash flow remains unchanged from what would have been reported under prior accounting rules.

Prior to the adoption of SFAS 123R, the Company followed the intrinsic value method in accordance with APB 25 to account for its employee stock options. Accordingly, compensation expense was recognized when the stock price at the time of the grant exceeded the exercise price. The adoption of SFAS 123R primarily resulted in a change in the Company’s method of recognizing the fair value of share-based compensation and estimating forfeitures for all unvested awards. Specifically, the adoption of SFAS 123R resulted in the recording of compensation expense at the grant date for employee stock options. The effect of adopting SFAS 123R was to record compensation expense of $0.4 million ($0.3 million after tax) for the year ended December 31, 2006.

There was no material impact to the Company’s operating or financing cash flow or net loss in the period of adoption. When applying the prospective method, the Company is not permitted to provide pro forma disclosures as was previously required under SFAS 123. As a result of the merger transactions described in Note 2 below, the Company’s capital structure and its stock compensation plans changed significantly. Consequently, the stock-based compensation information for the year ended December 31, 2006 is not comparable to the year ended December 25, 2005. As such, comparative data is not presented in the Notes related to stock-based compensation.

Comprehensive Loss

Comprehensive loss consists of net loss and the change in fair value of the Company’s interest rate hedge for the period ended April 19, 2007, and the years ended December 31, 2006 and December 25, 2005 follows (dollars in thousands):

	SUCCESSOR			PREDECESSOR
	January 1 – April 19, 2007	December 31, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005
Net loss	$(370)	$(7,179)	$(5,434)	$(440)
Other comprehensive income (loss)
Change in fair value of interest cap	(24)	31	—	227
Income tax expense (benefit)	6	(11)	—	(87)

Comprehensive loss	$(388)	$(7,159)	$(5,434)	$(300)

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Capitalized Software Costs

The Company capitalizes certain internal use computer software costs, after management has determined the project will be complete and the software will perform its intended function in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized software costs are amortized utilizing the straight-line method over the economic lives of the related assets not to exceed five years.

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments,” which amends FASB Statements No. 133 (“SFAS 133”), “Accounting for Derivative Instrument and Hedging Activities” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 eliminates the exemption of applying SFAS 133 to interests in securities and financial assets so that similar instruments are accounted for similarly regardless of the term of the instruments. The Company adopted this new accounting standard on January 1, 2007. The adoption of SFAS 155 did not have a material impact on its financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain conditions. The Company adopted this new accounting standard on January 1, 2007. The adoption of SFAS 156 did not have a material impact on its financial statements.

In March 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement 109. The statement seeks to clarify the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes. The Company adopted this new standard on January 1, 2007. The impact of the adoption of FIN 48 did not have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment to FASB Statements No. 87, 88, 106 and 132(R). The statement requires employers to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company is required to apply SFAS 158 as of December 31, 2007. The Company is currently evaluating the impact of the adoption of SFAS 158 on its financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company adopted SAB 108 on December 31, 2006, which resulted in a cumulative effect adjustment to its opening fiscal 2006 balance sheet. The adjustment included a $1.9 million increase in accrued liabilities, a $0.7 million increase in deferred income tax assets and a $1.2 million reduction in retained earnings.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Those adjustments includes the cumulative difference between recording annual buyer registration revenue on a straight-line basis versus the previous Company policy of recording the revenue as received, which increased accrued liabilities and deferred tax asset by $2.2 million and $0.8 million, respectively, and the cumulative difference of the exclusion of certain paid claims to determine insurance claim accruals, which decreased accrued liabilities and deferred taxes by $0.3 million and $0.1 million, respectively. Prior to the adoption of SAB 108, the Company determined that the potential impact of these items using the “rollover” method was immaterial to the prior years’ statements of operations and cash flow.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” The effective date is the entity’s first fiscal year that begins after November 15, 2007. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. The Company is currently evaluating the impact of the adoption.

(2) Merger Transactions

Effective May 25, 2005, IAAI became a direct, wholly-owned subsidiary of Axle Holdings, Inc. which is owned by Axle Holdings II LLC (which is controlled by Kelso & Company, L. P. (“Kelso”)). As part of the merger transactions, IAAI entered into senior credit facilities, comprised of a $50.0 million revolving credit facility and a $115.0 million term loan, which were guaranteed by all of IAAI’s then existing domestic subsidiaries. As part of the merger transactions, IAAI also issued $150.0 million of 11% Senior Notes due 2013. IAAI received approximately $143.8 million of cash equity contributions from Kelso, Parthenon Investors II, L.P., the other investors and certain members of management in connection with the merger transactions.

IAAI used the net proceeds of these financings and equity contributions to (i) fund the cash consideration payable to the Company’s shareholders and option holders under the merger agreement; (ii) repay outstanding principal and accrued interest under the Company’s prior credit facility; and (iii) pay related transaction fees and expenses. The merger was recorded in accordance with Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations.” The Company recorded its assets and liabilities at their estimated fair values derived from management’s estimates and judgment based upon valuations and information currently available.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

These valuations resulted in recognition of $131.5 million of intangible assets, which consists of $102.5 million in customer relationships, $0.6 million in non-compete agreements, $14.9 million in trade names, and $13.5 million in proprietary software as of the date of acquisition.

Significant Items Affecting Comparability

The merger transactions resulted in a new basis of accounting under SFAS 141. This change creates many differences between reporting for IAAI post-merger, as successor, and IAAI pre-merger, as predecessor. Accordingly, the predecessor financial data for periods ending on or prior to May 24, 2005, generally will not be comparable to the successor financial data for periods after that date.

The following table reflects the unaudited pro forma results as if the acquisition occurred on December 26, 2004 (in thousands):

	SUCCESSOR
	April 19, 2007	December 31, 2006	December 25, 2005
Revenue	$114,788	$331,950	$280,855
Earnings (loss) before taxes	1,084	(8,855)	(12,535)
Net loss	(370)	(7,179)	(7,897)

The pro forma results reflect the incremental interest related to the new debt, changes in amortization and depreciation expense due to the change in basis and related remaining lives, and the addition of the annual financial advisory service fee for services provided by Kelso.

(3) Accounts Receivable

Accounts receivable consists of the following:

	SUCCESSOR
	April 19, 2007	December 31, 2006
Unbilled receivables	$42,335	$41,848
Trade accounts receivable	14,603	15,007
Other receivables	460	229

	57,398	57,084
Less allowance for doubtful accounts	(453)	(478)

	$56,945	$56,606

Unbilled receivables represent amounts paid to third parties on behalf of insurance companies for which the Company will be reimbursed when the vehicle is sold. Trade accounts receivable include fees and proceeds to be collected from both insurance companies and buyers.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

(4) Property and Equipment

Property and equipment consists of the following:

	SUCCESSOR
	April 19, 2007	December 31, 2006
Land	$5,051	$5,051
Buildings and improvements	6,566	8,700
Equipment and other	36,496	30,429
Leasehold improvements	57,588	56,245

	105,701	100,425
Less accumulated depreciation and amortization	(24,964)	(20,275)

	$80,737	$80,150

Depreciation expense was $4.8 million for the successor period ended April 19, 2007. Depreciation expense was $14.1 million for the successor period ended December 31, 2006.

(5) Goodwill and Other Intangibles

The Company tests goodwill for impairment annually during the second quarter and continually reviews whether a triggering event has occurred to determine whether the carrying value exceeds the fair value. The fair value is based generally on discounted projected cash flows, but the Company also considers factors such as comparable industry price multiples. The Company employs cash flow projections that it believes to be reasonable under current and forecasted circumstances.

Goodwill activity for the year ended December 31, 2006 includes current year acquisitions described in Note 12, adjustments related to the purchase price allocation of certain prior period acquisitions due to the finalization of such allocations and earn-out payment made for prior period acquisitions.

Goodwill and other intangibles are recorded at cost less accumulated amortization and consist of the following for the period ended April 19, 2007 (dollars in thousands):

Amount
Balance at December 31, 2006	$241,336
Acquisitions and earn out payments	574
Adjustments to valuation of prior period acquisitions	(15)

Balance at April 19, 2007	$241,895

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Goodwill and other intangibles consisted of the following (dollars in millions):

	COST
	Assigned Life	April 19, 2007	December 31, 2006
Successor
Goodwill	Indefinite	$241.9	$241.3
Supplier relationships	15-20 years	133.4	133.4
Trade names	15 years	14.9	14.9
Software	6 years	13.5	13.5
Covenants not to compete	12 to 18 months and 5 years	0.8	0.8

		$404.5	$403.9

	Accumulated Amortization
	Assigned Life	April 19, 2007	December 31, 2006
Successor
Supplier relationships	15-20 years	$(11.4)	$(9.2)
Software	6 years	(4.2)	(3.6)
Trade names	15 years	(1.9)	(1.6)
Covenants not to compete	12 to 18 months and 5 years	(0.7)	(0.7)

		$(18.2)	$(15.1)

The Company also continually reviews whether events and circumstances subsequent to the acquisition of any long-lived assets, such as property and equipment or intangible assets subject to amortization, have occurred that indicate that the remaining useful lives of those assets may warrant revision or that the remaining balance of those assets may not be recoverable. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, the Company uses projections to assess whether future cash flows on a non-discounted basis related to the tested assets are likely to exceed the carrying value of those assets to determine if a write-down is appropriate. If the Company identifies impairment, it will measure and report a loss to the extent that the carrying value of the impaired assets exceeds their fair values as determined by valuation techniques appropriate in the circumstances that could include the use of similar projections on a discounted basis.

In determining the estimated useful lives of definite lived intangibles, the Company considers the nature, competitive position, life cycle position, and historical and expected future cash flows of each asset and the Company’s commitment to support these assets through continued investment and legal infringement protection.

Based upon existing intangibles, the projected amortization expense is $7.3 million for April 20, 2007 through December 30, 2007, $10.4 million for the year ending 2008 through 2010, $8.7 million for 2011, and $8.2 million for the year ending 2012.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

(6) Long-term Debt

Long-term debt is summarized as follows (dollars in thousands):

	SUCCESSOR
	April 19, 2007	December 31, 2006
11% senior notes	$150,000	$150,000
Senior secured credit facilities	194,025	194,513

	344,025	344,513
Less current installments	1,950	1,950

	$342,075	$342,563

Total principal repayments required for each of the next five fiscal years and thereafter under all long-term debt agreements are summarized as follows (dollars in thousands):

April 20, 2007 through December 30, 2007	$975
2008	1,950
2009	1,950
2010	1,950
2011	1,950
Thereafter	333,300

$342,075

Senior Notes

As part of the merger transactions the Company issued $150.0 million of 11% senior notes due April 1, 2013. The notes are non-callable for four years, after which they are callable at a premium declining ratably to par at the end of year six. The notes contain covenants that among other things, limit the issuance of additional indebtedness, the incurrence of liens, the payment of dividends or other distributions, distributions from certain subsidiaries, the issuance of preferred stock, the sale of assets and subsidiary stock, transactions with affiliates and consolidations, mergers and transfers of assets. All of these limitations and prohibitions, however, are subject to a number of important qualifications set forth in the indenture.

Credit Facilities

As part of the merger transactions, the Company entered into new senior secured credit facilities. The credit facilities were amended in June 2006 and are comprised of a $50.0 million revolving credit facility and a $194.5 million term loan. As a result of the amendment, the Company recognized a $1.3 million loss on the early extinguishment of debt related to the write-off of previously deferred issuance costs, fees paid to repay a portion of the original debt, and other costs. The senior secured credit facilities are secured by a perfected first priority security interest in all present and future tangible and intangible assets of the Company and the guarantors, including the capital stock of the Company and each of its direct and indirect domestic subsidiaries and 65% of the capital stock of its direct and indirect foreign subsidiaries. The seven-year term loan is payable in quarterly installments equal to 0.25% of the initial aggregate principle amount, beginning December 31, 2006, with the balance payable on May 19, 2012. The senior secured credit facilities are subject to mandatory prepayments and

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

reduction in an amount equal to (i) the net proceeds of certain debt issuances, asset sales, recovery events, and sales and leasebacks of real property, (ii) 50% of the net proceeds of certain equity offerings or contributions by Axle Holdings and (iii) for any fiscal year ending on or after December 31, 2007, 75% of excess cash flow, as defined in the credit agreement, when the consolidated leverage ratio, as defined in the credit agreement, is 4.0 or greater, or 50% of excess cash flow when the consolidated leverage ratio is at least 3.0 but less than 4.0x.

Under the terms of the credit agreement, interest rates and borrowings are based upon, at the Company’s option, Eurodollar or prime rates. The terms of the agreement include a commitment fee based on unutilized amounts and an annual agency fee. The agreement includes covenants that, among other things, limit or restrict the Company’s and its subsidiaries’ abilities to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, including the senior notes, pay dividends, create liens, make equity or debt investments, make acquisitions, modify the terms of the indenture, engage in mergers, make capital expenditures and engage in certain affiliate transactions. The agreement also requires the Company to at all times have at least 50% of the aggregate principal amount of the notes and the term loan subject to either a fixed interest rate or interest rate protection for a period of not less than three years. The senior secured credit facilities are subject to the following financial covenants: (i) minimum consolidated interest coverage and (ii) maximum consolidated leverage. The Company is in compliance with these credit agreement covenants as of April 19, 2007.

The revolver was made for working capital and general corporate purposes. There were no borrowings under the revolver as of April 19, 2007, although the Company did have outstanding letters of credit in the aggregate amount of $2.4 million as of April 19, 2007. The Company paid $0.1 million in commitment fees in 2007. During the period December 31, 2006 to April 19, 2007, the weighted average annual interest rate for the new senior credit facilities was 7.9%.

A portion of the proceeds of the credit facilities and the senior notes facilities were used to eliminate the outstanding debt under the prior credit facility and revolver.

Financial Instruments and Hedging Activities

The Company is required under its amended senior credit facilities agreement to enter into and maintain an interest rate protection arrangement to provide that at least 50% of the aggregate principal amount under the senior note and senior credit facilities is subject to either a fixed interest rate or interest rate protection for a period of not less than two years. In accordance with this requirement, the Company entered into interest rate cap agreements. The agreements cap the interest rate of $100.0 million of the outstanding principal at 6.0%. At April 19, 2007, the interest rate cap qualifies for hedge accounting and all changes in the fair value of the cap were recorded, net of tax, through other comprehensive income/(loss). At April 19, 2007, the Company recorded less than $0.1 million (net of tax) as a comprehensive gain to the change in fair market value.

(7) Stockholders’ Equity

Additional Paid-In Capital

The additional paid-in capital increased to $154.1 million as of April 19, 2007 from $151.4 million as of December 31, 2006. The increase is a result of $2.7 million of stock-based compensation.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

(8) Income Taxes

Income tax expense is summarized as follows (dollars in thousands):

	SUCCESSOR			PREDECESSOR
	April 19, 2007	December 31, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005
Current:
Federal	$—	$—	$—	$6,674
State	522	311	270	(308)

	522	311	270	6,366

Deferred:
Federal	977	(2,750)	(1,792)	(2,404)
State	(45)	763	190	937

	932	(1,987)	(1,602)	(1,467)

	$1,454	$(1,676)	$(1,332)	$4,899

The Company evaluates the realizability of the Company’s deferred tax assets on an ongoing basis. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at April 19, 2007. The Company has established a valuation allowance when the utilization of the tax asset is uncertain. Additional temporary differences, future earning trends and/or tax strategies may occur which could warrant a need for establishing an additional valuation allowance or a reserve.

Deferred income taxes are composed of the effects of the components listed below. A valuation allowance has been recorded to reduce the carrying value of deferred tax assets for which the Company believes a tax benefit will not be realized.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (dollars in thousands):

	SUCCESSOR
	April 19, 2007	December 31, 2006
Deferred tax assets attributable to:
Inventories	$2,472	$2,899
Other current assets	3,750	3,200
Federal net operating loss	3,895	5,212
Depreciation	7,613	7,231
Other non-current assets	5,074	5,411
State net operating loss	1,002	1,216
Valuation allowance	(367)	(355)

Net deferred tax assets	$23,439	$24,814

Deferred tax liabilities attributable to:
Intangible assets	(6,891)	(5,884)
Intangible assets purchase accounting	(42,573)	(43,746)

Net deferred tax liabilities	$(26,025)	$(24,816)

The actual income tax expense differs from the “expected” tax expense computed by applying the Federal corporate tax rate to earnings (loss) before income taxes as follows (dollars in thousands):

	SUCCESSOR			PREDECESSOR
	April 19, 2007	December 31, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005
Federal income tax expense	$380	$(3,099)	$(2,367)	$1,560
State income taxes, net of Federal benefit	415	416	298	409
Change in valuation allowance	—	—	—	(65)
Change to tax accruals	(112)	(45)	(11)	4
Increase in Deferred State Income Tax Rate	(174)	492	—	—
Merger related costs	—	—	714	2,970
FAS 123R LLC Expense	895	474	—	—
Other	50	86	34	21

	$1,454	$(1,676)	$(1,332)	$4,899

The Company is obligated to file tax returns and pay federal and state income taxes in numerous jurisdictions. The changes in income tax accruals relate to amounts that were no longer required, due primarily to closed tax return audits and closed tax years for a number of jurisdictions.

At April 19, 2007, the Company had a federal net operating loss carryforward of $11.1 million. The net operating loss carryforward expires in 2025 ($5.1 million), 2026 ($6.0 million) and 2027 ($27.6 million). The Company expects to fully utilize the federal net operating loss. At April 19, 2007, the Company had state income tax net operating loss carryforwards of approximately $21.0 million. The net operating loss carryforwards expire in the years 2007 through 2027.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Due to the fact that state net operating losses can be audited well beyond a normal three-year statutory audit period and the inherent uncertainty of estimates of future taxable income, the amount of the state net operating losses which may ultimately be utilized to offset future taxable income may vary materially from the Company’s estimates. The Company has established a valuation allowance for state net operating losses based on the Company’s estimates of the amount of benefit from these state net operating losses that the Company may ultimately be unable to realize due to factors other than estimates of future taxable income. Subsequent revisions to the estimated realizable value of the deferred tax asset or the reserve for tax-related contingencies may cause the Company’s provision for income taxes to vary significantly from period to period, although cash tax payments will remain unaffected until the state net operating losses are utilized.

(9) Employee Benefit Plans

Stock Based Compensation

Axle Holdings Plan

In May, 2005, Axle Holdings, which owns 100% of the outstanding stock of the Company, adopted the Axle Holdings, Inc. Stock Incentive Plan (“Axle Holdings Plan”). The Axle Holdings Plan is intended to provide equity incentive benefits to the Company employees. As such, it is appropriate to account for the plan as a direct plan of the Company.

Under the Axle Holdings Plan, there are two types of options: (1) service options, which vest in three equal annual installments commencing on the first anniversary of the grant date based upon service with Axle Holdings and its subsidiaries, including IAAI, and (2) exit options, which vest upon a change in equity control of the LLC as defined under the Axle Holdings Plan. During the period January 1, 2007 through April 19, 2007, Axle Holdings granted 2,665 service options and 5,335 exit options to the Company’s employees. There were 667 service options forfeited and 1,333 exit options forfeited during the period January 1, 2007 through April 19, 2007 by the Company’s employees. As of April 19, 2007, there were 617,256 options authorized and 576,204 options granted to the Company’s employees. The contractual term of the options is ten years. On October 25, 2006, the Board of Directors of Axle Holdings amended the Axle Holdings Plan to provide for an additional 60,000 options to be available for grant.

Service options are accounted as equity awards and, as such, compensation expense is measured based on the fair value of the award at the date of grant. Compensation expense is recognized over the three year service period, using the straight line attribution method, for awards granted after December 25, 2005 and the graded vesting attribution method for awards granted prior to December 25, 2005.

Certain executives of IAAI exchanged a portion of their fully vested options in the predecessor company into options under the Axle Holdings, Inc. Stock Incentive Plan. In accordance with APB 25 and other applicable pronouncements, the Company is not required to recognize compensation expense on the option exchange as the market price of the underlying shares of the successor options are the same as the predecessor options.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Activity under the Plans during 2007, 2006 and 2005 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in months)	Aggregate Intrinsic Value (in thousands)
Outstanding at May 24, 2005—Predecessor	—	$—	—	$—

Options granted	251,800	25.62
Options canceled	(1,000)	25.62
Options exercised	—	—
Options exchanged	274,904	13.63

Outstanding at December 25, 2005—Successor	525,704	$19.35	94.7	$4,973

Options granted	60,500	31.91
Options canceled	(16,000)	25.47
Options exercised	—	—

Outstanding at December 31, 2006—Successor	570,204	$20.52	85.2	$7,214

Options granted	8,000	34.00
Options canceled	(2,000)	$25.62

Outstanding at April 19, 2007—Successor	576,204	$20.69	87.8	$10,230

Exercisable at December 31, 2006—Successor	301,900	$14.66	65.5	$5,578

Exercisable at April 19, 2007—Successor	303,234	$14.73	72.8

There were no options exercised and 390 options expired as of April 19, 2007. There were 1,557 options that vested during the period ended April 19, 2007. The weighted average grant date fair value per share of the options granted during the period was $34.00. In connection with the options under the Axle Holdings Plan, $0.1 million of expense (less than $0.1 million after tax) was recorded for the period ended April 19, 2007. There was no material impact to the Company’s operating or financing cash flows for the period ended April 19, 2007. As of April 19, 2007, the total compensation expense related to unvested options not recognized was $0.5 million and the weighted average period in which it will be recognized was approximately 1.7 years.

The fair value of each option granted, subsequent to the adoption of SFAS 123R, is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for the options granted during the period from January 1, 2007 though April 19, 2007 and the year ended December 31, 2006 and December 25, 2005:

	April 19, 2007	December 31, 2006	December 25, 2005
Expected life (in years)	5.0	6.0	6.0
Risk-free interest rate	4.7%	4.2 –5.0%	4.1 –4.3%
Expected volatility	43%	43%	43%
Expected dividend yield	0%	0%	0%

For the period January 1, 2007 through April 19, 2007, the expected life of each award granted was calculated using the simplified method in accordance with Securities and Exchange Commission Staff

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Accounting Bulletin No. 107, “Share-Based Payments.” The volatility is based on the historic volatility of companies within related industries that have publicly traded equity securities, as IAAI’s equity is not publicly traded. The risk-free rate is based on implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the expected life. Expected dividend yield is based on our expectations.

Under the exit options, in addition to the change in equity control requirement, the value of the options will be determined based on the strike price and certain performance hurdles at the time of change in equity control. As the ultimate exercisability is contingent upon an event (specifically, a change of control), the compensation expense will not be recognized until such an event is consummated. As of April 19, 2007, there was no obligation relating to the exit options.

Additional information about options outstanding as of April 19, 2007 is presented below:

	Options Outstanding
	Range of Exercise Prices	Number of Options	Weighted Average
Descriptions			Remaining Contractual Life (in months)	Exercise Price
Axle Holdings Plan—Exchange Units	12.56 to 15.87	275,904	70.0	$13.63
Axle Holdings Plan—Other	25.62 to 34.07	300,300	104.2	27.18

Total	12.56 to 34.07	576,204	87.8	20.69

LLC Profit Interests

The LLC owns 100% of the outstanding shares of Axle Holdings. Axle Holdings owns 100% of the outstanding shares of the Company. The LLC’s operating agreement provides for profit interests in the LLC to be held by certain designated employees of the Company. Upon an exit event as defined by the LLC operating agreement, holders of the profit interest will receive a cash distribution from the LLC. The term is 10 years from grant.

Two types of profit interests were created by the LLC operating agreement: (1) operating units, which vest in twelve equal quarterly installments commencing on the first anniversary of the grant date based upon service, and (2) value units, which vest upon a change in equity control of the LLC as defined under the LLC’s operating agreement. The number of value units ultimately granted will be determined based on the strike price and certain performance hurdles at the time of change in equity control. There were 191,152 operating units awarded and 382,304 value units awarded to employees of the Company during 2005 with a strike price equal to $25.62 for the operating units.

Under the requirements of EITF 00-23 “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44”, both the operating units and the value units are considered liability awards that are remeasured at each reporting period based on the intrinsic value method. The related liability and compensation expense of the LLC, which is for the benefit of Company employees, results in a capital contribution from the LLC to the Company and compensation expense for the Company. Compensation expense related to the operating units is recognized using the graded vesting attribution method. However, no compensation expense will be recognized on the value units until a change in equity control is consummated as exercisability and the number of units to be received is contingent upon an event (specifically change in control).

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

In connection with the operating units, $2.6 million ($1.6 million net of taxes) of expense was incurred during the successor period ended April 19, 2007, $1.4 million ($1.0 million net of taxes) of expense was recognized for the year ended December 31, 2006 and $0.3 million ($0.2 million net of taxes) of expense was incurred during the successor period May 25, 2005 through December 25, 2005. There was no material impact to the Company’s operating or financing cash flows for the year ended December 31, 2006. As of December 31, 2006, there were 95,576 profit interests vested and $0.3 million of remaining compensation expense to be recognized over approximately 1.4 years.

Postretirement Benefits

In connection with the acquisition of the capital stock of Underwriters Salvage Company (“USC”), the Company assumed the obligation for certain health care and death benefits for retired employees of USC. In accordance with the provisions of SFAS No. 106, “Employers Accounting for Postretirement Benefits Other than Pensions,” costs related to the benefits are accrued over an employee’s service life.

A reconciliation of the funded status of this program as of April 19, 2007 and December 31, 2006 follows (in thousands of dollars):

	SUCCESSOR
	April 19, 2007	December 31, 2006
Benefit Obligations and Funded Status:

Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation at the beginning of the year	$1,111	$1,308
Interest cost	19	59
Actuarial gain	—	(212)
Benefits paid	(27)	(93)

Accumulated postretirement benefit obligation at end of year	1,103	1,062
Change in plan assets:
Benefits paid	—	(93)
Employer contributions	—	93

Fair value of assets at the end of the year	—	—
Net amount recognized:
Funded status	(1,103)	(1,062)
Unrecognized net gain	—	(252)

Net amount recognized	$(1,103)	$(1,314)

Funded status:
Amounts recognized in the balance sheet—Accrued benefit liability	$(1,103)	$(1,314)

Weighted average assumptions at the end of the year:
Discount rate	5.50%	5.50%

Benefit Obligation Trends:
Assumed health care cost trend rates
Health care cost trend rate assumed for next year	7.00%	7.00%
Ultimate rate	5.00%	5.00%
Year that the ultimate rate is reached	2009	2009

Net Periodic Pension Trends:
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	7.00%	8.00%
Ultimate rate	5.00%	5.00%
Year that the ultimate rate is reached	2009	2009

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Net periodic benefit cost is summarized as follows for the periods ending April 19, 2007, December 31, 2006 and December 25, 2005 (dollars in thousands):

	2007	2006	2005
Net Periodic Benefit Cost
Interest cost	$19	$59	75
Amortization of net gain	(4)	(13)	(111)

Total net periodic benefit cost	$15	$46	$(36)

Estimated future benefit payments for the next five years as of April 19, 2007 are as follows (dollars in thousands):

2007	$152
2008	148
2009	141
2010	132
2011	123
Thereafter	450

$1,146

Effective January 20, 1994, the date of the related acquisition, the Company discontinued future participation for active employees. Contribution for 2007 is expected to be $0.2 million.

401(k) Plan

The Company has a 401(k) defined contribution plan covering all full-time employees. Plan participants can elect to contribute up to 60% of their gross payroll. Company contributions are determined at the discretion of the Board of Directors; during the years 2005 to 2006, the Company matched 100% of employee contributions up to 4% of eligible earnings. Company contributions to the plan for the April 19, 2007 period are $0.3 million. Company contributions to the plans for the successor period ending December 31, 2006 and December 25, 2005 were $0.9 million and $0.4 million, respectively. Company contributions to the plan for predecessor period ended May 24, 2005 were $0.5 million.

(10) Commitments and Contingencies

Leases

The Company leases the Company’s facilities and certain equipment under operating leases with related and unrelated parties, which expire through 2027. Rental expense for the successor periods ended April 19, 2007, December 31, 2006 and December 25, 2005 was $9.0 million, $26.5 million and $15.9 million, respectively. Rental expense for the predecessor period ended May 24, 2005 was $10.7 million.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Minimum annual rental commitments for the next five years under noncancelable operating and capital leases at April 19, 2007 are as follows (dollars in thousands):

	Operating Leases	Capital Leases
2007	$29,218	$194
2008	30,533	32
2009	28,154	—
2010	25,882	—
2011	23,862
Thereafter	151,747	—

	$289,396	226

Less amount representing interest expense		9

Future capital lease obligation		$217

Assets as of April 19, 2007 and December 31, 2006 recorded under capital leases are included in property and equipment, net are as follows (dollars in thousands):

	SUCCESSOR
	2007	2006
Computer equipment	$289	$293
Security fencing	1,053	1,053

	1,342	1,346
Accumulated amortization	(490)	(461)

	$852	$885

Texas Flooding

On March 19, 2006, the Company’s Grand Prairie, Texas facility was flooded when the local utility opened reservoir flood gates causing the waters of Mountain Creek to spill over into the facility, resulting in water damage to the majority of vehicles on the property as well as interior office space. We have recorded an estimated loss of $3.5 million for the year ended December 31, 2006, which is comprised of an estimated $3.1 million in losses on vehicles impacted by the flood, $0.8 million for damaged interior office space, $0.6 million related to clean-up of the facility, and an offset of $1.0 million in proceeds from our insurance carrier, which were received in October 2006. The Company has resumed auctions at the facility. The $3.1 million loss related to the vehicles impacted by the flood is based on post-flood auction results, including the vehicle sale proceeds and revenue, less all related expenses. As of April 19, 2007, the company sold approximately 95% of the vehicles impacted by the flood, also resulting in actual losses of $3.0 million. Future sales of remaining flood vehicles may differ from the Company’s initial estimates.

Other

The Company is subject to certain miscellaneous legal claims, which have arisen during the ordinary course of the Company’s business. None of these claims are expected to have a material adverse effect on the Company’s financial condition or operating results.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Compensation Agreements

The Company has compensation agreements with certain officers and other key employees. In addition to base salary and bonus information, certain agreements have change in control provisions that address compensation due to the executive in the event of termination following a change of control.

(11) Related Party Transactions

Kelso owns the controlling interest in IAAI. Under the terms of a financial advisory agreement between Kelso and Axle Merger, upon completion of the merger, IAAI (1) paid to Kelso a fee of $4.5 million and (2) commenced paying an annual financial advisory fee of $0.5 million, payable quarterly in advance to Kelso (with the first such fee, prorated for the remainder of the then-current quarter, was paid at the closing of the merger), for services to be provided by Kelso to IAAI. The financial advisory agreement provides that IAAI indemnify Kelso, Axle Holdings and Kelso’s officers, directors, affiliates, and their respective partners, employees, agents and control persons (as such term is used in the Securities Act of 1933, as amended, and the rules and regulations thereunder) in connection with the merger and the transactions contemplated by the merger agreement (including the financing of the merger), Kelso’ s investment in IAAI, Kelso’ s control of Axle Merger (and, following the merger, IAAI as the surviving corporation) or any of its subsidiaries, and the services rendered to IAAI under the financial advisory agreement. It also requires that IAAI reimburse Kelso’s expenses incurred in connection with the merger and with respect to services to be provided to IAAI on a going-forward basis. The financial advisory agreement also provides for the payment of certain fees, as may be determined by the board of directors of IAAI and Kelso, by IAAI to Kelso in connection with future investment banking services and for the reimbursement by IAAI of expenses incurred by Kelso in connection with such services.

Parthenon and certain of its affiliates own approximately 10.4% of IAAI. Under the terms of a letter agreement between PCAP, L.P., an affiliate of Parthenon, and Axle Merger, upon completion of the merger IAAI paid to PCAP, L.P. a fee of $0.5 million.

(12) Acquisitions and Divestitures

In 2006 and 2007, the Company acquired several salvage pools throughout the United States in exchange for cash. Each acquisition expands and complements IAAI’s existing market coverage. The acquisitions are accounted for as purchase business combinations and the results of operations of the acquired businesses are included in the Company’s consolidated financial statements from the respective dates of acquisition. The Company has made preliminary estimates of the assets purchased and liabilities assumed.

From January 1, 2007 through April 19, 2007, the Company acquired Permian Basin Salvage Pool in Odessa, Texas for cash. The aggregate purchase price was $0.5 million.

On August 25, 2006, the Company acquired Salvage Management of Syracuse located in Cicero, New York. On July 13, 2006, the Company acquired Lenders & Insurers with three facilities located in Des Moines, Cedar Falls, and Sioux City, Iowa. On June 29, 2006, the Company acquired Gardner’s Insurance Auto Auction located in Missoula, Montana, and acquired all of the outstanding shares of capital stock of Auto Disposal Systems, Inc., or ADS, an Ohio Corporation, headquartered in Dayton, Ohio. The ADS acquisition included seven locations in Cincinnati, Cleveland, Columbus, Dayton, and Lima, Ohio and Ashland, Kentucky and Buckhannon, West Virginia. The aggregate purchase price of all of these acquisitions is approximately $71.4 million. The Company has made preliminary estimates of its allocation of each purchase price. The purchase price of these acquisitions includes $2.6 million in accounts receivable, $0.6 million in inventory, $0.7 million in fixed assets, $2.8 million in prepaid expenses, $0.5 million in accounts payable and accrued expenses, $0.7 million in deferred tax liability, $22.0 million in supplier relationships with the remaining $43.9 million being composed of goodwill.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

In the first and second quarter of 2006, the Company acquired Indiana Auto Storage Pool Co., Inc. located in Indianapolis, Indiana, Indiana Auto Storage Pool Co., Inc. located in South Bend, Indiana, and NW Penn Auction Sales/Warren County Salvage located in Erie, Pennsylvania. The aggregate purchase price of these acquisitions is $19.0 million, which is comprised of $1.1 million in accounts receivable, $0.3 million in inventory, $0.5 million in fixed assets, and $8.9 million in supplier relationships and $8.2 million in goodwill.

In accordance with certain purchase agreements, additional consideration of up to $7.5 million may be paid over a 3-5 year period following the closing of certain acquisitions based upon the volume of units sold. Such additional consideration will be accrued in the period the Company becomes obligated to pay the amounts and will increase the amount of goodwill resulting from the acquisitions.

The following table reflects the Company’s unaudited pro forma results as if the acquisitions occurred on December 26, 2005 (in thousands):

	January 1 – April 19, 2007	December 26, 2005 – December 31, 2006
Revenue	$114,788	$331,950
Income (loss) before taxes	1,084	(4,404)
Net income (loss)	(370)	(3,862)

The pro forma results reflect the incremental interest related to the new debt, changes in amortization and depreciation expense due to the change in basis of the underlying assets and their related remaining lives, and elimination of either selling, general and administrative expenses incurred by predecessor companies such as compensation of previous owners.

(13) Quarterly Financial Data

Summarized unaudited financial data for 2006 and 2005 are as follows (dollars in thousands):

	Fourth Quarter Successor	Third Quarter Successor	Second Quarter Successor	First Quarter Successor
2006
Revenues	$92,601	$83,498	$78,304	$77,547
Earnings from operations	6,594	4,340	6,453	5,194
Net loss	(1,648)	(4,260)	(71)	(1,200)

	Fourth Quarter Successor	Third Quarter Successor	Second Quarter Successor	Second Quarter Predecessor	First Quarter Predecessor
2005
Revenues	$69,906	$68,143	$22,361	$49,502	$70,943
Earnings (loss) from operations	4,609	6,511	(3,210)	(5,968)	8,551
Net earnings (loss)	(1,441)	507	(4,500)	(5,461)	5,021

(14) Merger with ADESA, Inc.

On December 22, 2006, the Company entered into a definitive merger agreement. The merger, which occurred on April 20, 2007 combined ADESA, Inc. and its subsidiaries with Axle Holdings, Inc. and its subsidiaries. As part of the merger transaction, ADESA, Inc. and its subsidiaries and the Company became wholly owned subsidiaries of KAR Holdings, Inc.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

The following transactions occurred in connection with the merger:

•	Axle Holdings contributed the shares of Insurance Auto Auctions, Inc. in exchange for shares in KAR Holdings, Inc.

•	The outstanding Senior Notes of $150.0 million and the outstanding balance under the senior credit facilities were repaid in their entirety.

•	A consent or premium payment of $23.6 million was paid to the holders of the Senior Notes.

(15) Subsequent Events

In January 2008, IAAI completed the purchase of assets of B&E Auto Auction in Henderson, Nevada which services the Southern Nevada region, including Las Vegas. The site will expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Western states. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

In January 2008, IAAI signed an agreement to purchase the stock of Salvage Disposal Company of Georgia, Verastar, LLC, Auto Disposal of Nashville, Inc., Auto Disposal of Chattanooga, Inc., Auto Disposal of Memphis, Inc., Auto Disposal of Paducah, Inc. and Auto Disposal of Bowling Green, Inc., 11 independently owned Salvage auctions in Georgia, North Carolina, Tennessee, Mississippi and Kentucky. These site acquisitions will expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Southern States. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for these acquisitions will be included in the Company’s consolidated financial statements from the date of acquisition.

In February 2008, IAAI completed the purchase of Southern A&S (formerly Southern Auto Storage Pool) in Memphis, Tennessee. IAAI plans to combine the Southern A&S business with the Memphis operation it acquired in the Verastar deal. The combined auctions will be relocated to a new site, which will be shared with ADESA Memphis. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

The aggregate purchase price for the 13 previously mentioned auctions was approximately $87 million. The purchase price allocations for each auction will occur in the Company’s first quarter ending March 31, 2008.

(16) Supplemental Guarantor Information

The Company’s obligations related to its revolver, term-loan and the 11% senior subordinated notes are guaranteed jointly and severally by the Company’s direct and indirect present and future domestic restricted subsidiaries (the “Guarantors”). The following financial information sets forth, on a condensed consolidating basis, balance sheets, statements of operations and statements of cash flows for domestic subsidiaries of the

Company that are Guarantors (collectively, the “Guarantor Subsidiaries”). Separate financial statements for the Subsidiary Guarantors of the Company are not presented because the Company has determined that such financial statements would not be material to investors. The accounting policies of the parent company and the Subsidiary Guarantors are the same as those described for the Company in “Significant Items Affecting Comparability” in Note 2 and include recently adopted accounting pronouncements described in Note 2.

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Condensed Consolidating Balance Sheets

(dollars in thousands)

	APRIL 19, 2007
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	CONSOLIDATED TOTAL
ASSETS
Current assets:
Cash and cash equivalents	$2,795	$10,244	$—	$13,039
Accounts receivable, net	28,984	27,961	—	56,945
Inventories	8,986	9,554	—	18,540
Income taxes receivable	806	—	—	806
Deferred income taxes	10,102	—	—	10,102
Other current assets	5,189	1,449	—	6,638

Total current assets	56,862	49,208	—	106,070

Investment in and advances to subsidiaries, net	82,940	—	(82,940)	—
Property and equipment, net	41,902	38,835	—	80,737
Intangible assets, net	144,402	—	—	144,402
Goodwill	241,895	—	—	241,895
Other assets	8,784	863	—	9,647

	$576,785	$88,906	$(82,940)	$582,751

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$27,808	$5,921	$—	$33,729
Accrued liabilities	14,306	2,070	—	16,376
Obligations under capital leases	217	—	—	217
Current installments of long-term debt	1,950	—	—	1,950

Total current liabilities	44,281	7,991	—	52,272

Deferred income taxes	36,127	—	—	36,127
Other liabilities	9,710	2,640	—	12,350
Long-term debt, excluding current installments	192,075	—	—	192,075
Senior notes	150,000	—	—	150,000
Long-term advances from parent and subsidiaries, net	—	82,940	(82,940)	—

Shareholders’ equity (deficit)	144,592	(4,665)	—	139,927

Total Liabilities and shareholders’ equity	$576,785	$88,906	$(82,940)	$582,751

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Condensed Consolidating Balance Sheets—(Continued)

(dollars in thousands)

	DECEMBER 31, 2006
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
ASSETS
Current assets:
Cash and cash equivalents	$5,425	$8,615	$—	$14,040
Accounts receivable, net	28,997	27,609	—	56,606
Inventories	9,464	9,690	—	19,154
Income taxes receivable	1,129	—	—	1,129
Deferred income taxes	11,311	—	—	11,311
Other current assets	5,663	1,424	—	7,087

Total current assets	61,989	47,338	—	109,327

Investment in and advances to subsidiaries, net	69,703	—	(69,703)	—
Property and equipment, net	42,735	37,415	—	80,150
Intangible assets, net	147,535	—	—	147,535
Goodwill	241,336	—	—	241,336
Other assets	8,756	917	—	9,673

	$572,054	$85,670	$(69,703)	$588,021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$31,234	$6,283	$—	$37,517
Accrued liabilities	11,933	2,170	—	14,103
Accrued interest	5,487	—	—	5,487
Obligations under capital leases	297	—	—	297
Current installments of long-term debt	1,950	—	—	1,950

Total current liabilities	50,901	8,453	—	59,354

Deferred income taxes	36,127	—	—	36,127
Other liabilities	9,947	2,422	—	12,369
Obligations under capital leases	32	—	—	32
Long-term debt, excluding current installments	192,563	—	—	192,563
Senior notes	150,000	—	—	150,000
Investments by and advances from parent company, net	—	69,703	(69,703)	—

Total liabilities	439,570	80,578	(69,703)	450,445

Shareholders’ equity (deficit)	132,484	5,092	—	137,576

	$572,054	$85,670	$(69,703)	$588,021

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Condensed Consolidating Statements of Operations

(dollars in thousands)

	APRIL 19, 2007
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	CONSOLIDATED TOTAL
Revenues	$46,925	$67,863	$—	$114,788
Cost of Sales	52,912	29,579	—	82,491

Gross margin	(5,987)	38,284	—	32,297

Operating expense:
Selling, general and administrative	6,982	14,434	—	21,416
(Loss) gain on sale of property and equipment	(34)	7	—	(27)
Loss (gain) related to flood	(5)	(72)	—	(77)

	6,943	14,369	—	21,312

Income from operations	(12,930)	23,915	—	10,985
Other (income) expense:
Interest expense	10,023	3,220	(3,220)	10,023
Other income	(3,205)	(137)	3,220	(122)

Income (loss) before income taxes	(19,748)	20,832	—	1,084
Income taxes	(24,043)	25,497	—	1,454

Net income (loss)	$4,295	$(4,665)	$—	$(370)

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Condensed Consolidating Statements of Operations—(Continued)

(dollars in thousands)

	DECEMBER 31, 2006
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	CONSOLIDATED TOTAL
Revenues	$144,225	$187,725	$—	$331,950
Cost of Sales	120,803	134,115	—	254,918

Gross margin	23,422	53,610	—	77,032

Operating expense:
Selling, general and administrative	17,525	33,388	—	50,913
Loss (gain) on sale of property and equipment	(17)	26	—	9
Loss related to flood	—	3,529	—	3,529

	17,508	36,943	—	54,451

Income from operations	5,914	16,667	—	22,581
Other (income) expense:
Interest expense	30,596	10,314	(10,314)	30,596
Loss on early extinguishment of debt	1,300	—	—	1,300
Other income	(10,315)	(459)	10,314	(460)

Income (loss) before income taxes	(15,667)	6,812	—	(8,855)
Income taxes	(3,396)	1,720	—	(1,676)

Net income (loss)	$(12,271)	$5,092	$—	$(7,179)

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Condensed Consolidating Statements of Operations—(Continued)

(dollars in thousands)

	FOR THE PERIOD MAY 25, 2005 TO DECEMBER 25, 2005
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Revenues	$78,408	$82,694	$(692)	$160,410
Cost of Sales	63,433	59,912	(692)	122,653

Gross margin	14,975	22,782	—	37,757

Operating expense:
Selling, general and administrative	12,392	12,238	—	24,630
Loss on sale of property and equipment	70	127	—	197
Merger costs	5,021	—	—	5,021

	17,483	12,365	—	29,848

Income (loss) from operations	(2,508)	10,417	—	7,909
Other (income) expense:
Interest expense	15,021	3,343	(3,343)	15,021
Other income	(4,647)	958	3,343	(346)

Income (loss) before income taxes	(12,882)	6,116	—	(6,766)
Income taxes	(2,536)	1,204	—	(1,332)

Net income (loss)	$(10,346)	$4,912	$—	$(5,434)

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Condensed Consolidating Statements of Operations—(Continued)

(dollars in thousands)

	FOR THE PERIOD DECEMBER 27, 2004 TO MAY 24, 2005
	PREDECESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Revenues	$58,944	$62,601	$(1,100)	$120,445
Cost of Sales	46,358	41,936	(1,100)	87,194

Gross margin	12,586	20,665	—	33,251

Operating expense:
Selling, general and administrative	2,964	12,858	—	15,822
Gain on sale of property and equipment	(60)	(836)	—	(896)
Merger costs	15,741	—	—	15,741

	18,645	12,022	—	30,667

Income (loss) from operations	(6,059)	8,643	—	2,584
Other (income) expense:
Interest expense	567	2,634	(2,634)	567
Other income	(4,118)	(958)	2,634	(2,442)

Income (loss) before income taxes	(2,508)	6,967	—	4,459
Income taxes	2,008	2,891	—	4,899

Net income (loss)	$(4,516)	$4,076	$—	$(440)

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Condensed Consolidated Statements of Cash Flows

(dollars in thousands)

	APRIL 19, 2007
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Net cash provided by operating activities	$428	$4,960	$—	$5,388

Cash flows from investing activities:
Capital expenditures	(2,047)	(3,339)	—	(5,386)
Payments made in connection with acquisitions, net of cash acquired	(450)	—	—	(450)
Proceeds from disposal of property and equipment	39	8	—	47

Net cash used in investing activities	(2,458)	(3,331)	—	(5,789)

Cash flows from financing activities:
Principal payments on long-term debt	(488)	—	—	(488)
Principal payments on capital leases	(112)	—	—	(112)

Net cash used in financing activities	(600)	—	—	(600)

Net increase (decrease) in cash	(2,630)	1,629	—	(1,001)
Cash at beginning of period	5,425	8,615	—	14,040

Cash at end of period	$2,795	$10,244	$—	$13,039

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Condensed Consolidated Statements of Cash Flows—(Continued)

(dollars in thousands)

	DECEMBER 31, 2006
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Net cash provided by operating activities	$6,351	$10,599	$—	$16,950

Cash flows from investing activities:
Capital expenditures	(7,906)	(9,614)	—	(17,520)
Payments made in connection with acquisitions, net of cash acquired	(91,134)	—	—	(91,134)
Proceeds from disposal of property and equipment	1,342	41	—	1,383

Net cash used in investing activities	(97,698)	(9,573)	—	(107,271)

Cash flows from financing activities:
Contributed capital	150	—	—	150
Payment of financing and other fees	(1,491)	—	—	(1,491)
Principal payments on long-term debt	(33,711)	—	—	(33,711)
Principal payments on capital leases	(367)	—	—	(367)
Issuance of term loan	113,898	—	—	113,898

Net cash provided by financing activities	78,479	—	—	78,479

Net increase (decrease) in cash	(12,868)	1,026	—	(11,842)
Cash at beginning of period	18,293	7,589	—	25,882

Cash at end of period	$5,425	$8,615	$—	$14,040

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Condensed Consolidated Statements of Cash Flows—(Continued)

(dollars in thousands)

	FOR THE PERIOD MAY 25, 2005 TO DECEMBER 25, 2005
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Net cash provided by (used in) operating activities	$(15,483)	$5,847	$—	$(9,636)

Cash flows from investing activities:
Purchase of IAAI, Inc.	(356,753)	—	—	(356,753)
Capital expenditures	(3,943)	(6,000)	—	(9,943)
Payments made in connection with acquisitions, net of cash acquired	(271)	—	—	(271)
Proceeds from disposal of property and equipment	1,022	466	—	1,488

Net cash used in investing activities	(359,945)	(5,534)	—	(365,479)

Cash flows from financing activities:
Contributed capital	143,805	—	—	143,805
Principal payments on long-term debt	(22,799)	—	—	(22,799)
Proceeds from financing and other fees	(13,586)	—	—	(13,586)
Principal payments on capital leases	(445)	—	—	(445)
Issuance of senior notes	150,000	—	—	150,000
Issuance of term loan	115,000	—	—	115,000

Net cash provided by financing activities	371,975	—	—	371,975

Net increase (decrease) in cash	(3,453)	313	—	(3,140)
Cash at beginning of period	21,746	7,276	—	29,022

Cash at end of period	$18,293	$7,589	$—	$25,882

Insurance Auto Auctions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007, December 31, 2006 and December 25, 2005

Condensed Consolidated Statements of Cash Flows—(Continued)

(dollars in thousands)

	FOR THE PERIOD DECEMBER 27, 2004 to MAY 24, 2005
	PREDECESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Net cash provided by operating activities	$18,585	$5,014	$—	$23,599

Cash flows from investing activities:
Capital expenditures	(5,167)	(3,054)	—	(8,221)
Payments made in connection with acquisitions, net of cash acquired	(600)	—	—	(600)
Proceeds from disposal of property and equipment	191	1,200	—	1,391

Net cash used in investing activities	(5,576)	(1,854)	—	(7,430)

Cash flows from financing activities:
Proceeds from issuance of common stock	905	—	—	905
Proceeds from short-term borrowings	3,000	—	—	3,000
Principal payments on long-term debt	(3,762)	—	—	(3,762)
Purchase of treasury stock	(1)	—	—	(1)
Principal payments on capital leases	(614)	—	—	(614)

Net cash used in financing activities	(472)	—	—	(472)

Net increase in cash	12,537	3,160	—	15,697
Cash at beginning of period	9,209	4,116	—	13,325

Cash at end of period	$21,746	$7,276	$—	$29,022

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KAR Holdings, Inc.

By:	/s/ BRIAN T. CLINGEN
Brian T. Clingen Chairman of the Board and Chief Executive Officer March 27, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 27, 2008 by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ BRIAN T. CLINGEN Brian T. Clingen	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ ERIC M. LOUGHMILLER Eric M. Loughmiller	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ DAVID J. AMENT David J. Ament	Director

/s/ THOMAS J. CARELLA Thomas J. Carella	Director

/s/ JAMES P. HALLETT James P. Hallett	Director

/s/ PETER H. KAMIN Peter H. Kamin	Director

/s/ SANJEEV MEHRA Sanjeev Mehra	Director

/s/ CHURCH M. MOORE Church M. Moore	Director

/s/ THOMAS C. O’BRIEN Thomas C. O’Brien	Director

/s/ GREGORY P. SPIVY Gregory P. Spivy	Director

/s/ DAVID I. WAHRHAFTIG David I. Wahrhaftig	Director

S-1